Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

ALTRA INDUSTRIAL MOTION CORP.

MCHALE ACQUISITION CORP.

FORTIVE CORPORATION

AND

STEVENS HOLDING COMPANY, INC.

Dated as of March 7, 2018

i

Exhibit A	—	Certain Definitions
Exhibit B	—	Form of Certificate of Incorporation of Newco
Exhibit C	—	Form of Bylaws of Newco

Schedule A	—	A&S Business
Schedule B	—	Carve Out Adjustments
Schedule C	—	Knowledge of Ainge
Schedule D	—	Knowledge of Fox
Schedule E	—	Total Cap
Schedule 1.16	—	Adjusted EBITDA
Schedule 5.8(a)(i)	—	Fox Designated Director

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (“Agreement”) is made and entered into as of March 7, 2018, by and among: (i) Fortive Corporation, a Delaware corporation (“Fox”); (ii) Stevens Holding Company, Inc., a Delaware corporation and wholly owned subsidiary of Fox (“Newco”); (iii) Altra Industrial Motion Corp., a Delaware corporation (“Ainge”); and (iv) McHale Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ainge (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Fox, directly and indirectly through its wholly owned Subsidiaries, is engaged in the A&S Business.

B. Fox has determined that it would be desirable to separate the A&S Business from Fox.

C. In order to effect such separation, prior to the Effective Time (or as otherwise contemplated by Section 3 of the Distribution Agreement), Fox will undertake the Internal Restructuring and, in connection therewith, effect the Newco Contribution and, in exchange therefor, Newco shall (i) issue to Fox additional shares of Newco Common Stock and the Newco Securities and (ii) distribute to Fox a cash dividend (the “Cash Dividend”) in an amount equal to the Basis Amount.

D. Following the Newco Contribution, Fox shall transfer the Newco Securities to certain Persons (the “Debt Exchange Parties”) in exchange for certain debt obligations of Fox held by the Debt Exchange Parties as principals for their own account (the “Debt Exchange”).

E. Following the Debt Exchange, the Debt Exchange Parties are expected to sell the Newco Securities.

F. Prior to the Effective Time, the Direct Sales Sellers shall sell the Direct Sales Assets and Direct Sales Entities (and their Subsidiaries) to the Direct Sales Purchasers, and the Direct Sales Purchasers shall assume the Direct Sales Assumed Liabilities (the “Direct Sales”).

G. Prior to the Effective Time (or as otherwise contemplated by Section 3 of the Distribution Agreement) and after the Newco Contribution, Fox and Newco will effect the Distribution.

H. The respective boards of directors of each of Fox, Newco, Ainge and Merger Sub have each approved and declared advisable this Agreement and the transactions contemplated hereby, including the Direct Sales and the merger of Merger Sub with and into Newco immediately following the Distribution, on the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL (the “Merger”).

I. For U.S. federal income tax purposes, (i) it is intended that the Newco Contribution, taken together with the Distribution, will qualify for non-recognition of gain or loss pursuant to Sections 355, 361 and 368(a)(1)(D) of the Code; (ii) it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (iii) each of this Agreement and the Distribution Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Section 1.368-2(g).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1.	DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Newco. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and Newco shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the property, rights, privileges, powers and franchises and be subject to all of the restrictions, debt and duties of Merger Sub in accordance with the DGCL.

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Direct Sales. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Effective Time, (i) the Direct Sales Asset Sellers shall sell, transfer, convey, assign and deliver the Direct Sales Assets held by the Direct Sales Asset Sellers to the Direct Sales Asset Purchasers, and the Direct Sales Asset Purchasers shall purchase and acquire all right, title and interest of the Direct Sales Asset Sellers in and to the Direct Sales Assets held by the Direct Sales Asset Sellers free and clear of any Encumbrances other than Permitted Encumbrances; (ii) the Direct Sales Asset Purchasers shall assume all of the Direct Sales Assumed Liabilities associated with such Direct Sales Assets; and (iii) the Direct Sales Entity Sellers shall sell, transfer, convey, assign and deliver all of the equity interests held by them in the Direct Sales Entities to the Direct Sales Entity Purchasers, and the Direct Sales Entity Purchasers shall purchase and acquire all right, title and interest of the Direct Sales Entity Sellers in the Direct Sales Entities free and clear of any Encumbrances other than Permitted Encumbrances.

1.4 Direct Sales Purchase Price.

(a) The purchase price for the Direct Sales Assets and Direct Sales Entities (and their Subsidiaries) to be purchased hereunder is $1,000,000,000 (the “Direct Sales Purchase Price”), which Direct Sales Purchase Price shall be adjusted to reflect any amendment to the Separation Plan in accordance with the terms of the Distribution Agreement, with the purchase price attributable to each Direct Sales Entity and each Direct Sales Asset Seller set forth in the Separation Plan; provided that the Direct Sales Purchase Price shall not (i) be increased unless Ainge shall have obtained commitments in respect of the Direct Sales Financing in the amount of such increase on terms and conditions satisfactory to Ainge in its sole discretion or (ii) be decreased unless Newco shall have obtained commitments in respect of the Newco Financing in the amount of such decrease on terms and conditions satisfactory to Ainge in its sole discretion. The Direct Sales Purchase Price will be paid or caused to be paid by the Direct Sales Purchasers to Fox or one or more Subsidiaries designated by Fox, by wire transfer of immediately available funds to such bank account or accounts as per written instructions of Fox given to the Direct Sales Purchasers at least three (3) business days prior to Closing; provided that in the event of any Adjustment Payment pursuant to Section 1.16, a portion of the Direct Sales Purchase Price equal to the Total Adjustment Amount shall not be required to be paid at the Closing by the Direct Sales Purchasers and this portion of the Direct Sales Purchase Price instead shall be paid by them to Fox or one or more Subsidiaries designated by Fox as promptly as practicable following the Closing, by wire transfer of immediately available funds to such bank account or accounts as per written instructions of Fox given to the Direct Sales Purchasers at least three (3) business days prior to payment.

(b) No later than thirty (30) days after the Closing, the Direct Sales Sellers shall cause to be delivered to the Direct Sales Purchasers a statement (the “Direct Sales Allocation Statement”) allocating the purchase price attributable to each Direct Sales Entity and each Direct Sales Asset Seller as set forth in the Separation Plan and any relevant Direct Sales Assumed Liabilities among the Direct Sales Assets as of the Closing. Such allocation shall be made in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S. Tax Law to the extent applicable.

(c) If the Direct Sales Purchasers disagree with the Direct Sales Allocation Statement, the Direct Sales Purchasers may, no later than thirty (30) days after receipt by the Direct Sales Purchasers of the Direct Sales Allocation Statement (the “Direct Sales Review Period”), deliver a notice to the Direct Sales Sellers providing reasonable detail of the reason for any disagreement and setting forth the Direct Sales Purchasers’ proposed allocation (a “Dispute Notice”). Any such notice of disagreement shall specify all items or amounts with which the Direct Sales Purchasers disagree. If the Dispute Notice is duly delivered, the Direct Sales Sellers and Direct Sales Purchasers shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts. If the Direct Sales Sellers and Direct Sales Purchasers are unable to reach such agreement, they shall promptly thereafter cause the Accounting Firm to resolve any remaining disputes.

(d) Unless the Direct Sales Purchasers deliver a Dispute Notice to the Direct Sales Sellers on or prior to the expiration of the Direct Sales Review Period, the Direct Sales Purchasers shall be deemed to have accepted and agreed to the Direct Sales Allocation Statement delivered pursuant to this Section 1.4, and the Direct Sales Allocation Statement shall be final, binding and conclusive on the Direct Sales Seller, the Direct Sales Purchasers and their respective Subsidiaries and Affiliates.

(e) The Direct Sales Sellers, the Direct Sales Purchasers and their respective Subsidiaries and Affiliates shall file all Tax Returns consistent with the final Direct Sales Allocation Statement (as adjusted pursuant to any agreement between the Direct Sales Sellers and Direct Sales Purchasers or as determined by the Accounting Firm), unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

1.5 Foreign Implementing Agreements. Promptly after the date hereof, Fox and Ainge shall cause the Direct Sales Sellers and Direct Sales Purchasers, respectively, to prepare and implement the Foreign Implementing Agreements. Fox and Ainge agree that such Foreign Implementing Agreements shall not expand or limit the rights and obligations of the Direct Sales Sellers, on the one hand, or the Direct Sales Purchasers, on the other hand, beyond those provided for Fox and Ainge, respectively, in this Agreement or Fox and Newco, respectively, in the Distribution Agreement, and that the Foreign Implementing Agreements shall not provide for any additional rights or obligations of the Direct Sales Parties that are not so provided for in this Agreement or the Distribution Agreement, except to the extent required to comply with applicable Law. Fox and Ainge shall cause the Direct Sales Sellers and the Direct Sales Purchasers, respectively, to cooperate in the preparation of such Foreign Implementing Agreements. In the event of any conflict between the terms of such Foreign Implementing Agreements and this Agreement or the Distribution Agreement, Fox and Ainge agree and acknowledge that the terms of this Agreement and the Distribution Agreement shall control and that, if necessary, Fox and Ainge shall cause the Direct Sales Sellers and the Direct Sales Purchasers, respectively, to deliver such additional instruments or make such arrangements as may be necessary to accomplish the foregoing.

1.6 Non-Assignable Assets and Entities. If and to the extent that the Conveyance of any Direct Sales Entity or Direct Sales Asset to any Direct Sales Purchaser would be a violation of applicable Laws or require any Consent or Governmental Approval in connection with the Direct Sales that has not been obtained prior to the Effective Time, then, notwithstanding any other provision hereof, the Conveyance to the Direct Sales Purchaser of such Direct Sales Asset or Direct Sales Entity (any such asset or entity, a “Deferred Asset”) shall automatically be deferred and no Conveyance of such Deferred Asset shall occur until all legal impediments are removed or such Consents or Governmental Approvals have been obtained. Notwithstanding the foregoing, any such Deferred Asset shall still be considered a Direct Sales Asset or Direct Sales Entity, as applicable, and the Person retaining such asset or entity shall thereafter hold such asset or entity in trust for the benefit of the Person entitled thereto (and at such Person’s sole expense) until the consummation of the Direct Sale thereof. To the extent that any Deferred Asset cannot be Conveyed without the Consent or Governmental Approval of any Person which Consent or Governmental Approval has not been obtained prior to the Effective Time, this Agreement will not constitute an agreement to Convey such Deferred Asset if an attempted Conveyance would constitute a breach thereof or violate any Law. Fox and Ainge shall cause the Direct Sales Sellers and the Direct Sales Purchasers, respectively, to use their reasonable best efforts to develop and implement mutually acceptable arrangements to place the Person entitled to receive such Deferred Asset, insofar as reasonably possible, in the same position as if such Deferred Asset had been Conveyed as contemplated hereby and so that all the benefits and burdens relating to such Deferred Asset, including possession, use, risk of loss, potential for gain, any Tax Liabilities in respect thereof and dominion, ability to enforce the rights under or with respect to, control and command over such Deferred Asset, are to inure from and after the Effective Time. Such arrangements may include, among others, the entry into reseller agreements with respect to government Contracts, or the entry into subcontracting, sublicensing, subleasing or other similar agreements. Under any such arrangements, Fox will cause the Direct Sales Seller retaining the Deferred Asset to agree to enforce (at Ainge’s cost and at its reasonable request) any and all claims, rights and benefits of the applicable Direct Sales Seller against any third parties arising from such Deferred Asset. If and when the legal or contractual impediments the presence of which caused the deferral of transfer of any Deferred Asset pursuant to this Section 1.6 are removed or any Consents and/or Governmental Approvals the absence of which caused the deferral of transfer of any Deferred Asset pursuant to this Section 1.6 are obtained, the transfer of the applicable Deferred Asset shall be effected in accordance with the terms of this Agreement and/or such applicable Ancillary Agreement (as defined in the Distribution Agreement). The obligations set forth in this Section 1.6 shall survive for the duration of the term of the applicable Contract (without any obligation to renew or extend).

1.7 Closing; Effective Time. Unless the transactions contemplated hereby shall have been abandoned and this Agreement terminated pursuant to Section 8.1, the closing of the Merger, the Direct Sales and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Eastern time, at the offices of Cravath, Swaine & Moore LLP (“Cravath”), 825 Eighth Avenue, New York, NY 10019, on a date and time to be designated jointly by Fox and Ainge, which shall be (i) no later than the later of the second business day after (A) the satisfaction or waiver of the conditions set forth in Sections 6 and 7 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), and (B) the earlier of (I) the date during the Marketing Period to be specified by Ainge and (II) the final day of the Marketing Period (subject, in the case of each of subclauses (I) and (II) of this clause (B), to the satisfaction or waiver of the conditions set forth in Sections 6 and 7 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) or (ii) at such other date, time or place as Ainge and Fox may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date”. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by Newco and concurrently with or as soon as practicable following the Closing shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Fox and Ainge and specified in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.8 Deliveries at Closing for Direct Sales.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Fox shall cause the applicable Direct Sales Sellers to deliver to the applicable Direct Sales Purchasers, and Ainge shall cause the applicable Direct Sales Purchasers to deliver to the applicable Direct Sales Sellers, the following:

(i) A bill of sale, assignment and assumption agreement (the “Bill of Sale”), in form and substance reasonably satisfactory to, and duly executed by, the Direct Sales Asset Sellers and Direct Sales Asset Purchasers, effecting the transfer and assignment to the Direct Sales Asset Purchasers of the Direct Sales Assets that are not real property assets and the assumption by the Direct Sales Asset Purchasers of the Direct Sales Assumed Liabilities;

(ii) share transfer forms for the Direct Sales Entities (and their Subsidiaries), in form and substance reasonably satisfactory to the Direct Sales Entity Purchasers and duly executed by the Direct Sales Entity Sellers, with respect to the transfer of the shares of the Direct Sales Entities (and their Subsidiaries) to the Direct Sales Entity Purchasers; and

(iii) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the Direct Sales Purchasers and the Direct Sales Sellers, as may be required to give effect to the Direct Sales, including, as applicable, certificates of title, assignments of Contracts, assignments of Newco IP in a form required to record transfer of title in each applicable jurisdiction, Consents (to the extent obtained), Transferable Permits, easements, leases, deeds and other instruments of Conveyance (in each case in a form that is consistent with the terms and conditions of this Agreement, required by the applicable Law to record or register transfer of title in each applicable jurisdiction, and otherwise customary in the jurisdiction in which the relevant Direct Sales Assets are located and reasonably acceptable to the Direct Sales Parties).

1.9 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) The certificate of incorporation of Newco shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth on Exhibit B hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirement;

(b) The bylaws of Newco shall be amended and restated to read as set forth on Exhibit C hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirement; and

(c) The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the same individuals who are the directors and officers of Merger Sub as in effect immediately prior to the Effective Time.

1.10 Conversion of Newco Common Stock in the Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Fox, Newco, Ainge, Merger Sub or any stockholder of Fox or Ainge:

(i) each share of Newco Common Stock owned by Fox, any Subsidiary of Newco, or any other Subsidiary of Fox immediately prior to the Effective Time (or held in Newco’s treasury) shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) each share of Newco Common Stock owned by Ainge, Merger Sub or any other Subsidiary of Ainge immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in Sections 1.10(a)(i) and 1.10(a)(ii) and subject to Sections 1.10(c) and 1.10(d), each share of Newco Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of Ainge Common Stock equal to (x) the Ainge Share Amount divided by (y) the aggregate number of shares of Newco Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Sections 1.10(a)(i) and 1.10(a)(ii)); and

(iv) each share of the common stock, $0.001 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of the Surviving Corporation, which shall be a wholly owned Subsidiary of Ainge.

(b) If, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Ainge Common Stock are changed into a different number or class of shares by reason of any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by Ainge during such period, then the calculations set forth in Section 1.10(a)(iii) shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

(c) If any shares of Newco Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted equity purchase agreement or other Contract with Newco or under which Newco has any rights, then (except to the extent provided in any binding agreement between Newco and the holder thereof): (i) the shares of Ainge Common Stock issued in exchange for such shares of Newco Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition and (ii) such shares of Ainge Common Stock, whether represented by certificates or in book entry form, may accordingly be marked with appropriate legends. Prior to the Effective Time, Newco shall ensure that, from and after the Effective Time, Ainge or the Surviving Corporation, as applicable, is entitled to exercise any such repurchase option or other right set forth in any such restricted stock or interest purchase agreement or other Contract.

(d) No fractional shares of Ainge Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of shares of Newco Common Stock who would otherwise be entitled to receive a fraction of a share of Ainge Common Stock (after aggregating all fractional shares of Ainge Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Ainge Common Stock on the NASDAQ Global Select Market on the last business day prior to the date on which the Merger becomes effective. Payment of cash in lieu of fractional shares of Ainge Common Stock shall be made solely for the purpose of avoiding the expense and inconvenience to Ainge of issuing fractional shares of Ainge Common Stock and shall not represent separately bargained-for consideration.

1.11 Exchange of Newco Common Stock.

(a) Pursuant to Section 3 of the Distribution Agreement, the Exchange Agent (as defined below) shall hold, for the account of the relevant Fox stockholders, book-entry shares representing all of the outstanding shares of Newco Common Stock distributed in the Distribution. Such shares of Newco Common Stock shall be converted into shares of Ainge Common Stock in accordance with the terms of this Section 1.11.

(b) Prior to the Closing Date, Fox shall appoint a reputable bank or trust company reasonably satisfactory to Ainge as exchange agent in the Merger (the “Exchange Agent”) pursuant to a customary exchange agent agreement providing for, among other things, the matters set forth in this Section 1.11 and otherwise reasonably satisfactory to the parties. Promptly after the Effective Time, Ainge shall issue and cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Newco Common Stock, for exchange in accordance with this Section 1.11, shares of Ainge Common Stock in book-entry form issuable pursuant to Section 1.10 (such shares of Ainge Common Stock, together with any dividends or distributions pursuant to Section 1.10(d) received by the Exchange Agent with respect to such shares of Ainge Common Stock, are referred to collectively as the “Exchange Fund”). For the purposes of such deposit, Ainge will assume that there will not be any fractional shares of Ainge Common Stock. Ainge will make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed or as reasonably requested by Fox, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.10(d). Following the Effective Time, the Exchange Agent shall, pursuant to irrevocable instructions from Ainge, deliver the Ainge Common Stock to be issued pursuant to this Section 1.11 from the shares of Ainge Common Stock held in the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(c) Promptly after the Effective Time, the Exchange Agent shall, and Ainge shall cause the Exchange Agent to, deliver to each Person who was the record holder of shares of Newco Common Stock immediately prior to the Effective Time (i) a notice of the effectiveness of the Merger and (ii) the number of whole shares of Ainge Common Stock, from the Exchange Fund, that such holder has the right to receive pursuant to the provisions of Section 1.10(a)(iii) (and cash in lieu of any fractional share of Ainge Common Stock pursuant to Section 1.10(d) and any dividends or other distributions pursuant to Section 1.11(d)). From and after the Effective Time, any shares formerly representing shares of Newco Common Stock will represent only the right to receive shares of Ainge Common Stock (and cash in lieu of any fractional share of Ainge Common Stock as contemplated by Section 1.10(d) and any dividends or other distributions pursuant to Section 1.11(d)).

(d) No dividends or other distributions declared or made with respect to Ainge Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any shares of Newco Common Stock with respect to the shares of Ainge Common Stock that are not able to be distributed by the Exchange Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable abandoned property law, escheat law or other Legal Requirements, following the distribution of any such previously undistributed shares of Ainge Common Stock, there shall be paid to the record holder of such shares Ainge Common Stock, without interest, at the time of the distribution, the amount of cash in lieu of any fractional share of Ainge Common Stock as contemplated by Section 1.10(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Ainge Common Stock. Ainge shall deposit all such dividends and distributions in the Exchange Fund.

(e) Any portion of the Exchange Fund that remains undistributed to the holder of any shares of Newco Common Stock with respect to the shares of Ainge Common Stock that are not able to be distributed by the Exchange Agent to such holder as of the date that is one year after the Effective Time shall be delivered to Ainge upon demand, and any holders of shares of Newco Common Stock who have not theretofore received their shares of Ainge Common Stock in accordance with this Section 1.11 shall thereafter look only to Ainge for satisfaction of their claims for Ainge Common Stock, cash in lieu of fractional shares of Ainge Common Stock as contemplated by Section 1.10(d) and any dividends or distributions pursuant to Section 1.11(d) with respect to shares of Ainge Common Stock, in each case without interest thereon.

(f) Neither Ainge nor the Surviving Corporation shall be liable to any holder or former holder of shares of Newco Common Stock or to any other Person with respect to any shares of Ainge Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, required to be delivered to any public official pursuant to any applicable abandoned property law, escheat law or other Legal Requirement.

(g) All shares of Ainge Common Stock issued upon the exchange of Newco Common Stock, together with cash in lieu of any fractional share of Ainge Common Stock pursuant to Section 1.10(d) and any dividends or other distributions pursuant to Section 1.11(d) shall have been deemed to have been paid in full satisfaction of all rights pertaining to such shares of Newco Common Stock.

1.12 Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Newco shall be closed and no transfer shall be made of any shares of Newco Common Stock that were outstanding as of the Effective Time.

1.13 Tax Consequences. For U.S. federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury Regulations. Each party hereto shall cause all Tax Returns relating to the Merger filed by such party to be filed on the basis of treating the Merger as a reorganization within the meaning of Section 368(a)(1) of the Code unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

1.14 No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Newco Common Stock in connection with the Merger, and Fox and Newco shall take all actions necessary under Section 262 of the DGCL to ensure that appraisal rights in connection with the Merger cannot be perfected by holders of shares of Newco Common Stock on or after the Distribution Date.

1.15 Further Action. If, at any time after the Effective Time, any further action is determined by Ainge or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and Newco, the officers and directors of the Surviving Corporation and Ainge shall be fully authorized (in the name of Merger Sub, in the name of Newco and otherwise)  to take such action.

1.16 Adjustment. In the event that the A&S Business 2017 Adjusted EBITDA, as reflected on the EBITDA Statement that is deemed final pursuant to Section 5.13(c), is less than the amount set forth on Schedule 1.16, then Fox shall pay to Ainge (the “Adjustment Payment”) in cash the amount, if any, by which the product of (a) such shortfall multiplied by (b) 13.5 exceeds $30,000,000 (any such excess above $30,000,000, the “Adjustment Amount”); provided that if the Adjustment Amount is greater than $150,000,000 (any such excess of the Adjustment Amount above $150,000,000, the “Adjustment Excess”), then the Adjustment Payment shall equal $150,000,000 and in addition to the Adjustment Payment, Fox shall elect (i) to reduce the Ainge Share Amount by an amount equal to the quotient of (A) the Adjustment Excess divided by (B) $45.20 (the “Ainge Share Amount Reduction”); provided that the Ainge Share Amount Reduction would not result in the Fox stockholders holding less than the Ainge Share Minimum immediately following the Effective Time, (ii) to pay to Ainge an additional amount in cash equal to the Adjustment Excess (such amount, if any, together with the Adjustment Amount, the “Total Adjustment Amount”) or (iii) to provide Ainge a written notice giving Ainge the right to terminate this Agreement; provided that if Ainge shall not terminate this Agreement within five (5) business days of receipt of such notice, the Adjustment Payment shall equal $150,000,000 and there shall be no further payment, and there shall be no Ainge Share Amount Reduction, for the Adjustment Excess. Such amount or amounts shall be paid to Ainge only in the event that the Closing occurs and shall be paid to Ainge by wire transfer of same-day funds at Closing. Except as otherwise expressly provided, the foregoing adjustment shall not affect any party’s rights to terminate this Agreement under Section 8. Any payment made pursuant to this Section 1.16 shall be treated for all Tax purposes as a contribution by Fox to Newco made immediately prior to the Distribution, and therefore as an adjustment to the Cash Dividend (to the extent of the Cash Dividend), unless the Parties mutually agree to instead treat any such payment (or portion thereof) as an adjustment to the portion of the Direct Sales Purchase Price attributable to one or more Direct Sales, in each case to the extent permitted by Law.

1.17 Withholding.

(a) Each of the Exchange Agent, Ainge, the Surviving Corporation, the Direct Sales Asset Purchasers and the Direct Sales Entity Purchasers, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(b) If the Direct Sales Purchasers determine that it is necessary to withhold any portion of the Direct Sales Purchase Price, the Direct Sales Purchasers shall use their commercially reasonable efforts to provide Fox with reasonable notice and shall work in good faith with Fox to reduce or eliminate the need to withhold, provided, however, that neither Ainge nor any Direct Sales Purchasers shall be required to incur any material costs or expenses to reduce or eliminate such need to withhold. If any Taxes are required by any jurisdiction to be deducted or withheld from the Direct Sales Purchase Price and such requirement to deduct or withhold arose or arises as a result of any Direct Sales Purchaser having been organized under the laws of, or having a place of business in, a jurisdiction, in each case, that is not the jurisdiction in which the applicable Direct Sales Seller is located or the jurisdiction in which the applicable Direct Sales Assets or Direct Sales Entities are located, such payment shall be increased as necessary so that after such deduction or withholding has been made, the recipient of such payment receives an amount equal to the sum it would have received had no such deduction or withholding been made; provided, however, that such payment shall not be so increased if Ainge and the Direct Sales Purchasers have provided Fox with reasonable notice and worked in good faith with Fox in the manner described in this Section 1.17(b).

2.	REPRESENTATIONS AND WARRANTIES OF FOX AND NEWCO

Each of Fox and Newco hereby represents and warrants to Ainge and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Fox Disclosure Letter corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) the assumption that the transactions contemplated by the Distribution Agreement have occurred in compliance with the terms thereof; (c) any exception or disclosure set forth in any other part or subpart of the Fox Disclosure Letter to the extent it is readily apparent that such exception or disclosure is relevant to such representation and warranty; and (d) any information set forth in the Fox SEC Documents filed on the SEC’s EDGAR database on or after May 5, 2016 and publicly available prior to the date of this Agreement (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed prior to the date hereof) to the extent it is readily apparent that such information is relevant to such representation or warranty, other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature):

2.1 Subsidiaries; Due Organization; Etc.

(a) Section 2.1 of the Fox Disclosure Letter identifies, as of the date hereof, each existing Entity that will be a Subsidiary of Newco and each Subsidiary of a Direct Sales Entity, in each case as of immediately prior to the Distribution based on the Separation Plan as of the date hereof and indicates its jurisdiction of organization.

(b) Fox, each of the A&S Companies and each of the Direct Sales Asset Sellers is (or, if formed after the date of this Agreement, shall be at the Effective Time) a corporation or other business organization duly organized and validly existing. Each of the A&S Companies and each of the Direct Sales Asset Sellers is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation, and has (or, if formed after the date of this Agreement, shall have at the Effective Time) all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its material assets in the manner in which such assets are currently owned and used; and (iii) to perform its obligations under all material Contracts by which it is bound, other than in the case of clauses (i) through (iii) as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

(c) Each of the A&S Companies and each of the Direct Sales Asset Sellers is (or, if formed after the date of this Agreement, shall be at the Effective Time) qualified to do business as a foreign corporation, and is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Newco Material Adverse Effect.

2.2 Certificate of Formation and Other Governing Documents. Fox has delivered or Made Available to Ainge accurate and complete copies of the Organizational Documents of each of the A&S Companies (to the extent existing as of the date of this Agreement), including all amendments thereto as in effect on the date of this Agreement.

2.3 Capitalization, Etc.

(a) On the date of this Agreement, the authorized capital stock of Newco consists of 100 shares of Newco Common Stock, of which 100 shares of Newco Common Stock have been issued and are outstanding. Immediately prior to the Distribution, all the outstanding shares of Newco Common Stock will be owned directly or indirectly by Fox free and clear of any Encumbrance, other than restrictions under applicable securities laws. Immediately following the Distribution, (i) there will be outstanding a number of shares of Newco Common Stock determined in accordance with this Agreement and the Distribution Agreement and (ii) no shares of Newco Common Stock will be held in Newco’s treasury. As of the date hereof and as of the Effective Time, all of the outstanding shares of Newco Common Stock have been and will be duly authorized and validly issued, and are and will be fully paid and nonassessable. On the date of this Agreement, the authorized capital stock and the issued and outstanding shares of each Direct Sales Entity (and each Subsidiary of a Direct Sales Entity) are as set forth in Section 2.3(a) of the Fox Disclosure Letter. As of the date hereof and as of the Effective Time, all of the outstanding shares of capital stock, membership interests or other securities of each Direct Sales Entity (and each Subsidiary of a Direct Sales Entity) are and will be owned directly or indirectly by Fox free and clear of any Encumbrance, other than restrictions under applicable securities laws.

(b) Except as set forth in Section 2.3(b) of the Fox Disclosure Letter: (i) none of the outstanding shares of Newco Common Stock or capital stock, membership interests or other securities of any of the A&S Companies is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Newco Common Stock or capital stock, membership interests or other securities of any of the A&S Companies is subject to any right of first refusal; and (iii) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of or from granting any option or similar right with respect to, any shares of Newco Common Stock or capital stock, membership interests or other securities of any of the A&S Companies. None of the A&S Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Newco Common Stock or capital stock, membership interests or other securities of any of the A&S Companies.

(c) There are no outstanding stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to (i) any shares of capital stock or other equity interests of any of the A&S Companies, or the value thereof or (ii) the A&S Business, or any part thereof.

(d) As of the date of this Agreement: (i) an aggregate of 676,867 Fox Options held by Newco Employees are issued and outstanding, with a weighted average exercise price of $50.54, and (ii) an aggregate of 222,833 Fox RSUs held by Newco Employees are issued and outstanding.

(e) Except as set forth in Section 2.3(a), or as permitted from and after the date of this Agreement pursuant to Section 4.2, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, membership interests or other securities of any of the A&S Companies; (ii) outstanding security, bond, debenture, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock, membership interests or other securities of any of the A&S Companies or that has the right to vote on any matter on which the stockholders of Newco have the right to vote; (iii) Contract under which any of the A&S Companies is or may become obligated to sell or otherwise issue any shares of its capital stock, membership interests or any other securities; or (iv) shareholder rights plan or agreement (i.e., “poison pill”).

(f) All outstanding shares of Newco Common Stock and other outstanding securities of the A&S Companies have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts.

(g) All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each of Newco’s Subsidiaries and the Direct Sales Entities (and their Subsidiaries) have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are, or following the Internal Restructuring will be owned beneficially and of record, directly or indirectly, by Newco or the Direct Sales Entity Sellers, as applicable, free and clear of any Encumbrances, other than restrictions under applicable securities laws.

(h) Except for its interests in the other A&S Companies, as of the Effective Time, neither Newco nor the Direct Sales Entities (or any Subsidiary of a Direct Sales Entity) will own, directly or indirectly, any capital stock or other equity interests in, any Person.

2.4 Financial Statements.

(a) Section 2.4(a) of the Fox Disclosure Letter contains accurate and complete copies of unaudited and unadjusted balance sheet data of the A&S Business as of December 31, 2017, December 31, 2016 and December 31, 2015 and unaudited and unadjusted income statement data for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 (the “A&S Business Unaudited Financial Data”). The A&S Business Unaudited Financial Data was prepared in good faith and derived from the books and records of Fox and its Subsidiaries and, except as set forth on Section 2.4(a) of the Fox Disclosure Letter, were prepared in accordance with GAAP, consistently applied based on the historic practices and accounting policies of Fox as at the dates and for the periods presented (except as noted therein), and present fairly in all material respects the financial position and results of operations of the A&S Business as of the dates and for the periods presented on the basis set forth in Section 2.4(a) of the Fox Disclosure Letter (it being understood, however, that the A&S Business has not been operating historically as a separate “standalone” entity or reporting segment and, therefore, the A&S Business Unaudited Financial Data will reflect certain allocations made that may not reflect what would have been incurred if the A&S Business had been a standalone business).

(b) When delivered pursuant to Section 5.13, the Audited Financial Statements will have been prepared in accordance with GAAP, consistently applied based on the historic practices and accounting policies of Fox (to the extent compliant with GAAP), as at the dates and for the periods presented (except as noted therein), and present fairly in all material respects the financial position and results of operations of the A&S Business as of the dates and for the periods presented on the basis by which the Audited Financial Statements were prepared (it being understood, however, that the A&S Business has not been operating historically as a separate “standalone” entity or reporting segment and, therefore, the Audited Financial Statements will reflect certain allocations made that may not reflect what would have been incurred if the A&S Business had been a standalone business). The Audited Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the Ainge Form S-4 Registration Statement, the Newco Registration Statements and the Schedule TO (if applicable).

(c) Fox maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, in each case, with respect to Fox and its Subsidiaries, taken as a whole. To the Knowledge of Fox, since December 31, 2015, neither Fox nor any of its Subsidiaries has identified or been made aware of any material illegal act or fraud related to the A&S Business.

(d) None of the information to be supplied by or on behalf of Fox or Newco for inclusion or incorporation by reference in the Ainge Form S-4 Registration Statement or the Newco Registration Statements will, after giving effect to any amendments that have theretofore been made thereto, (i) at the time the Ainge Form S-4 Registration Statement or the Newco Registration Statements, respectively, is filed with the SEC; (ii) at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act; or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Fox or Newco for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, (x) at the time the Proxy Statement/Prospectus is mailed to the stockholders of Ainge; (y) at the time of the Ainge Stockholders’ Meeting (or any adjournment or postponement thereof); or (z) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The

Newco Registration Statements and the Schedule TO (if applicable) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Fox or Newco with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Ainge for inclusion or incorporation by reference in the Newco Registration Statements and/or the Schedule TO.

(e) After giving effect to the Distribution and the other transactions contemplated by the Distribution Agreement, the A&S Business has not incurred any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise) that are required to be reflected in the A&S Business Unaudited Financial Data in accordance with GAAP, as in effect on the date of this Agreement, except for (i) those liabilities that are reflected or reserved for in the A&S Business Unaudited Financial Data; (ii) liabilities that have been incurred by the A&S Business since December 31, 2017 in the ordinary course of the A&S Business consistent with past practice; (iii) liabilities under this Agreement or the Distribution Agreement or incurred in connection with the Contemplated Transactions and in compliance with this Agreement and the other Transaction Documents; and (iv) liabilities that are not, individually or in the aggregate, material to the A&S Business, or that are described in Section 2.4(e) of the Fox Disclosure Letter.

(f) As of the date hereof, none of the A&S Companies is required to file any form, report, registration statement, prospectus or other document with the SEC.

2.5 Absence of Changes. Except as expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement or the other Transaction Documents (including the Internal Restructuring described in the Distribution Agreement), the A&S Business has operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would reasonably be expected to have, a Newco Material Adverse Effect. Except as expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, neither the A&S Business nor the A&S Companies have taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Ainge pursuant to Sections 4.2(b)(iii)-4.2(b)(v), 4.2(b)(vii)-(x) or 4.2(b)(xv).

2.6 Title to and Sufficiency of Assets.

(a) After giving effect to the Contemplated Transactions described in or contemplated by the Distribution Agreement, the A&S Companies will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, all of the Newco Assets transferred under the Distribution Agreement, and immediately before the Direct Sales, the Direct Sales Asset Sellers or Direct Sales Entities, as applicable, will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, all of the Direct Sales Assets to be transferred under this Agreement except where (i) the conveyance of any such Newco Asset requires a Consent which is not obtained, in which case (A) the provisions of Section 1.8 of the Distribution Agreement will govern; (B) Fox (or an applicable Subsidiary) will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, such Newco Asset; and (C) if and when such Consent is obtained and such Newco Assets are transferred to the A&S Companies pursuant to Section 1.8 of the Distribution Agreement, the A&S Companies will have such title or leasehold interest in such Newco Assets or (ii) the failure to have such good and valid title or valid leasehold interest results from any liens created or otherwise imposed by the Ainge Companies or any other Permitted Encumbrance. After giving effect to the Distribution and the other Contemplated Transactions described in or contemplated by the Distribution Agreement or this Agreement, including the Direct Sales, the A&S Companies and the Direct Sales Asset Purchasers will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, all of the Newco Assets and the Direct Sales Assets, respectively, except where (x) the conveyance of any such Newco Assets or Direct Sales Assets requires a Consent which is not obtained, in which case (1) the provisions of Section 1.8 of the Distribution Agreement will govern, in the case of such Newco Assets, and the provisions of Section 1.6 of this Agreement will govern, in the case of such Direct Sales Assets; (2) Fox (or an applicable Subsidiary) will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, such Newco Asset or Direct Sales Asset; and (3) if and when such Consent is obtained and such Newco Assets or Direct Sales Assets, as the case may be, are transferred to the A&S Companies pursuant to Section 1.8 of the Distribution Agreement or to the Direct Sales Asset Purchasers pursuant to Section 1.6 of this Agreement, the A&S Companies and the Direct Sales Asset Purchasers, respectively, will have such title or leasehold interest in such Newco Assets and such Direct Sales Assets or (y) the failure to have such good and valid title or valid leasehold interest results from any liens created or otherwise imposed by the Ainge Companies or any other Permitted Encumbrance.

(b) At the Effective Time, the Newco Assets, the Direct Sales Assets and the properties and rights of the A&S Companies, taken together with the benefits of any alternative arrangements provided pursuant to Section 1.8 of the Distribution Agreement and Section 1.6, the services available from Fox under the Transition Services Agreement and the licenses from Fox under and the IP License Agreement, will be sufficient for Ainge and its Subsidiaries, including the A&S Companies, to operate the A&S Business immediately following the Effective Time in substantially the same manner as it is currently conducted.

(c) No representation is made in this Section 2.6 with respect to the title to any intellectual property or other intangible assets.

2.7 Real Property.

(a) Section 2.7(a) of the Fox Disclosure Letter sets forth as of the date hereof the address, fee owner and description of use of all Newco Owned Real Property and all of the Direct Sales Owned Real Property. With respect to the Newco Owned Real Property and the Direct Sales Owned Real Property: (i) the A&S Companies and the Direct Sales Asset Sellers have good and insurable title to each parcel of Newco Owned Real Property and Direct Sales Owned Real Property; (ii) other than the A&S Companies and the Direct Sales Asset Sellers, no Person has the right to use or occupy any Newco Owned Real Property or any Direct Sales Owned Real Property, or any material portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Newco Owned Real Property or any Direct Sales Owned Real Property or any material portion thereof or interest therein; and (iv) to the Knowledge of Fox, there are no expropriation or condemnation proceedings pending, threatened or proposed against any Newco Owned Real Property or any Direct Sales Owned Real Property and there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Newco Owned Real Property or any Direct Sales Owned Real Property.

(b) Section 2.7(b) of the Fox Disclosure Letter sets forth as of the date hereof an accurate list of each lease pursuant to which any of the A&S Companies or the Direct Sales Asset Sellers leases or uses (or intends to lease or use upon the Newco Contribution or the Direct Sales) real property from any other Person for annual rent payments in excess of $500,000 (all such real property leased or used by the A&S Companies (other than the Direct Sales Entities or their Subsidiaries), on the one hand, and the Direct Sales Asset Sellers or the Direct Sales Entities (or their Subsidiaries), on the other, pursuant to the real property leases identified or required to be identified in Section 2.7(b) of the Fox Disclosure Letter, including all buildings, structures, fixtures and other improvements leased thereunder, is referred to as the “Newco Leased Real Property” and the “Direct Sales Leased Real Property”, respectively). After giving effect to the Contemplated Transactions described in or contemplated by the Distribution Agreement, each of the leases relating to the Newco Leased Real Property and the Direct Sales Leased Property will be as of the Closing (i) a valid and subsisting leasehold interest of one of the A&S Companies or one of the Direct Sales Asset Sellers; (ii) a valid and binding right and obligation of such A&S Company or Direct Sales Asset Seller free of Encumbrances (other than Permitted Encumbrances); and (iii) enforceable by and against such A&S Company or Direct Sales Asset Seller in accordance with its terms. To the Knowledge of Fox, there are no expropriation or condemnation proceedings pending, threatened or proposed against any Newco Leased Real Property or any Direct Sales Leased Real

Property and there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Newco Leased Real Property or any Direct Sales Leased Real Property. Section 2.7(b) of the Fox Disclosure Letter contains an accurate and complete list of all subleases, occupancy agreements and other Contracts granting to any Person (other than any A&S Company or Direct Sales Asset Seller) a right of use or occupancy of any of the Newco Leased Real Property in effect as of the date of this Agreement. Except as set forth in the subleases or agreements identified in Section 2.7(b) of the Fox Disclosure Letter, other than any A&S Company or Direct Sales Asset Seller, no Person has the right to use or occupy any Newco Leased Real Property or any Direct Sales Leased Real Property or any material portion thereof. There are no disputes with respect to any lease for any Newco Leased Real Property or any Direct Sales Leased Real Property. None of the A&S Companies or Direct Sales Asset Sellers, nor, to the Knowledge of Fox, any other party to any such lease is in material breach or default under such lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such lease.

2.8 Intellectual Property; Privacy.

(a) Registered IP. Section 2.8(a) of the Fox Disclosure Letter identifies, as of the date of this Agreement: (i) each item of Registered IP included in the Newco IP (the “Newco Registered IP”) and (ii) any Person other than the A&S Companies and the Direct Sales Asset Sellers that has an ownership interest in such item of Newco Registered IP and the nature of such ownership interest, including, for each item of Newco Registered IP, to the extent applicable, the record owner of such item; the jurisdiction in which such item has been issued, registered or filed; and the issuance, registration or application number.

(b) Inbound Licenses. Section 2.8(b) of the Fox Disclosure Letter accurately identifies each material Contract in effect as of the date of this Agreement pursuant to which any Intellectual Property Right is or has been licensed by any Person to Fox, any of its Subsidiaries, any of the A&S Companies or any of the Direct Sales Asset Sellers, which Contract is related to the A&S Business, including any such licenses to any Intellectual Property Rights embodied by the Newco Products or used in connection with or necessary to any development, manufacture, distribution, other commercialization, maintenance or support of the Newco Products as currently conducted, other than (1) Contracts between Fox or its Subsidiaries, on the one hand, and their respective employees, on the other hand, in Fox’s standard form thereof; (2) licenses for standard commercially available off the shelf software or hardware (“Shrink-Wrap”); (3) licenses to Open Source Code other than that set forth in Section 2.8(k); and (4) non-exclusive licenses to third-party software or hardware that is not incorporated into, or necessary for the development, manufacturing, testing, distribution, maintenance or support of, any Newco Product and that is not otherwise material to the A&S Business.

(c) Outbound Licenses. Section 2.8(c) of the Fox Disclosure Letter identifies each material Contract in effect as of the date of this Agreement, other than non-exclusive licenses granted to A&S Companies’ or the Direct Sales Asset Sellers’ distributors, resellers and end-user customers in connection with the sale, distribution or use of the Newco Products in the ordinary course of business of the A&S Companies and the Direct Sales Asset Sellers and other than Contracts listed in Section 2.9(a), to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Newco IP, in each case in effect as of the date of this Agreement.

(d) Ownership and Exclusive Rights. The A&S Companies and the Direct Sales Asset Sellers as of the date of this Agreement exclusively own all right, title and interest to and in the Newco IP free and clear of any Encumbrances other than Permitted Encumbrances. Without limiting the foregoing, neither Fox nor any of its Subsidiaries has transferred to, or permitted under any Contract to which Fox or any of its Subsidiaries is a party, any Person other than the A&S Companies and the Direct Sales Asset Sellers to retain ownership of, or an exclusive license to Newco IP. As of the date of this Agreement, no material item of Newco IP is subject to any action or outstanding Order or settlement agreement or stipulation in litigation that restricts in any material manner the use, provision, transfer, assignment or licensing thereof by Fox or its Subsidiaries (including any A&S Company and any Direct Sales Asset Seller) or affects in any material manner the validity, use, ownership, registrability or enforceability of such Newco IP.

(e) Valid and Enforceable. As of the date hereof, the Newco Registered IP is subsisting and to the Knowledge of Fox, valid and enforceable.

(f) Assignment of IP Rights. Each employee, consultant or contractor of Fox or any Subsidiary of Fox (including the A&S Companies and the Direct Sales Asset Sellers) that has contributed to the creation, development, invention, modification or improvement of material Newco IP used in the operation of the A&S Business has (i) entered into a written agreement with Fox or one of its Subsidiaries (including an A&S Company or a Direct Sales Asset Seller) that obliges such employee, consultant or contractor to disclose and assign to Fox or one of its Subsidiaries (including the A&S Companies or the Direct Sales Asset Seller) any and all rights, title and interest in and to the Newco IP and (ii) assigned all such rights, title and interest to Fox or one of its Subsidiaries (including the A&S Companies or the Direct Sales Asset Sellers) in all jurisdictions where such disclosure and assignment is not mandated by operation of applicable Law.

(g) Protection of Proprietary Information. Fox and each of its Subsidiaries (including the A&S Companies and the Direct Sales Asset Sellers) have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their respective rights in all material proprietary information pertaining to the A&S Business and the Proprietary Newco Products.

(h) Sufficiency. Fox or one of its Subsidiaries (including the A&S Companies and the Direct Sales Asset Sellers) owns or otherwise has, and after Closing one of the A&S Companies or the Direct Sales Asset Purchasers will have (including as a result of the transfers under the Distribution Agreement), taken together with the benefits of any alternative arrangements provided pursuant to Section 1.8 of the Distribution Agreement, and Section 1.6 of this Agreement, the services available from Fox under the Transition Services Agreement and the licenses from Fox under and the IP License Agreement, all Intellectual Property Rights needed to conduct the A&S Business in all material respects as it is currently conducted, including as may be necessary to so design, develop, copy, modify, make, test, support, maintain, market, license, sell or otherwise commercialize (as applicable) the Newco Products; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights or unfair competition, which solely is covered under Section 2.8(j), or the Excluded Assets on Schedule 1.5(b)(xiii) of the Distribution Agreement.

(i) Third-Party Infringement of Newco IP. To the Knowledge of Fox, (i) no Person as of, or in the two (2) years prior to, the date of this Agreement has infringed, misappropriated, or otherwise violated and (ii) no Person is as of the date of this Agreement infringing, misappropriating, or otherwise violating, any material Newco IP.

(j) No Infringement of Third Party IP Rights. To the Knowledge of Fox, the conduct of the A&S Business, the A&S Companies and the Direct Sales Entities (including their Subsidiaries) as conducted in the past two (2) years, including the development, manufacture, use, import, export, offer for sale, sale or other commercialization of any of the Newco Products as so conducted, does not and has not in the past two (2) years infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing, as relates to the A&S Business, including Newco IP or the Newco Products, as of, and in the two (2) years prior to, the date of this Agreement, no infringement, misappropriation or similar claim or Legal Proceeding pertaining to any material Newco IP and no such material claim or Legal Proceeding pertaining to any Newco IP is pending, threatened in writing or, to the Knowledge of Fox, threatened orally against Fox or its Subsidiaries (including the A&S Business, the A&S Companies and the Direct Sales Asset Sellers) or, to the Knowledge of Fox, as of the date of this Agreement, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by Fox or its Subsidiaries (including the A&S Business, the A&S Companies and the Direct Sales Asset Sellers) of the foregoing with respect to such claim or Legal Proceeding, and except as set forth in Section 2.8(j) of the Fox Disclosure Letter, as of the date of this Agreement, no Person has made a written request against Fox or its Subsidiaries (including the A&S Business, the A&S Companies and the Direct Sales Asset Sellers) to be indemnified, defended, held harmless or reimbursed with respect to any such claim or Legal Proceeding.

(k) Open Source Code. No Proprietary Newco Product contains, is derived from or is distributed with Open Source Code in a manner that has resulted in a requirement or condition that any Proprietary Newco Product or part thereof (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or Derivatives; or (iii) be redistributable at no charge, in each case, except as would not reasonably be expected to be material to the A&S Business.

(l) IT Security and Data Privacy. To the Knowledge of Fox as of the date hereof, (i) the A&S Companies and the Direct Sales Asset Sellers have for the past two (2) years, complied with and, as of the date of this Agreement, no Person (including any Governmental Body) has asserted a claim against, or otherwise tendered written notice to any of the A&S Companies or the Direct Sales Asset Sellers alleging a material violation of any privacy policy of the A&S Companies or the Direct Sales Asset Sellers (to the extent related to the A&S Business) or the applicable Legal Requirements pertaining to privacy and data (including Personal Data) protection and (ii) there have been no unauthorized intrusions or breaches of the security of the A&S Companies’ or the Direct Sales Asset Sellers’ (to the extent related to the A&S Business) information technology systems resulting in any material data breach.

(m) This Section 2.8 contains the sole and exclusive representations and warranties of Fox and Newco under this Agreement with respect to matters concerning Intellectual Property Rights (other than Contracts required to be disclosed pursuant to Section 2.9(a)(ii)).

2.9 Contracts.

(a) Section 2.9(a) of the Fox Disclosure Letter identifies each Newco Material Contract that is executory as of the date of this Agreement. For purposes of this Agreement, “Newco Material Contract” shall mean to the extent an A&S Company or a Direct Sales Asset Seller is a party thereto:

(i) any Contract which is in effect and is material to the A&S Business taken as a whole and not entered into in the ordinary course of business;

(ii) any Contract identified or required to be identified in Section 2.8 of the Fox Disclosure Letter;

(iii) with respect to the A&S Business, any Contract with any distributor and any Contract with any other reseller or sales representative involving sales in excess of $5,000,000 in the fiscal year ended December 31, 2017, in each case that provides exclusivity rights to any third party;

(iv) any Contract that is with a supplier of equipment, consumables, products, raw materials or any component, or any services used in the Proprietary Newco Products, (A) which supplier is the only source of supply in the market place or only supplier to the A&S Business or (B) that imposes a minimum purchase order, in each case, involving payments in excess of $5,000,000 in the fiscal year ended December 31, 2017;

(v) any Contract imposing any material restriction on the right or ability of the A&S Business taken as a whole: (A) to compete with any other Person or solicit the employment of any Person; (B) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (C) to perform services for any other Person; or (D) to transact business with any other Person or in any geographic area;

(vi) with respect to which an A&S Company or Direct Sales Asset Seller (primarily related to the A&S Business) will be party at the Effective Time, any Contract relating to any currency hedging;

(vii) with respect to which an A&S Company or Direct Sales Asset Seller (primarily related to the A&S Business) will be party at the Effective Time, any Contract relating to Indebtedness in excess of $1,000,000;

(viii) any Contract concerning the establishment and/or operation of a partnership, joint venture or limited liability company with a third party that is not an Affiliate of Fox;

(ix) any Contract relating to the acquisition or disposition of any material assets (other than in the ordinary course of business) or businesses, and with any outstanding obligations of an A&S Company or Direct Sales Asset Seller (to the extent related to the A&S Business) (including indemnification, guarantee, “earn-out” or other similar contingent obligations) as of the date of this Agreement;

(x) any Contract relating to the lease or sublease of any Newco Owned Real Property, any Direct Sales Owned Real Property, any Newco Leased Real Property or any Direct Sales Leased Real Property, in each case with annual rent payments in excess of $500,000;

(xi) any (A) Contract containing any provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (B) material Contract containing any provision granting the other party exclusivity or other similar rights;

(xii) with respect to the A&S Business, any Contract that resulted in revenue to or expenses of the A&S Business in excess of $2,500,000 in the fiscal year ending December 31, 2017; and

(xiii) any (A) written Contract for the employment of any Newco Employee located outside of the United States (1) with annual base salary and target annual cash bonus in excess of $300,000; (2) that is not terminable at will or upon notice of sixty (60) days or less for a cost (exclusive of costs arising prior to termination) of less than $300,000; or (3) that would result in any payments to such person upon consummation or solely as a result of the Contemplated Transactions; and (B) written Contract for the employment of any Newco Employee located in the United States (other than an offer letter pursuant to Fox’s standard form).

Fox has delivered or Made Available to Ainge an accurate and complete copy of each Newco Contract that constitutes a Newco Material Contract.

(b) Each Newco Contract that constitutes a Newco Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) Except as set forth in Section 2.9(c) of the Fox Disclosure Letter: (i) neither Fox nor any of its Subsidiaries has violated or breached in any material respect, or committed any default in any material respect under, any Newco Material Contract and (ii) to the Knowledge of Fox, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any Newco Material Contract.

(d) Except as set forth in Section 2.9(d) of the Fox Disclosure Letter:

(i) none of the A&S Business, any A&S Company or any Direct Asset Seller (to the extent related to the A&S Business) has had any determination of noncompliance, entered into any consent order relating to any Government Contract or Government Bid;

(ii) each A&S Company and Direct Asset Seller (to the extent related to the A&S Business) has complied in all material respects with all Legal Requirements with respect to all Government Contracts and Government Bids; and

(iii) none of the A&S Companies or any Direct Asset Seller (to the extent related to the A&S Business) and to the Knowledge of Fox, none of the Newco Employees, has been barred or suspended from doing business with any Governmental Body.

2.10 Compliance with Legal Requirements; Regulatory Matters. The A&S Business and each of the A&S Companies and Direct Sales Asset Sellers (to the extent related to the A&S Business) is, and since January 1, 2015 has been, in compliance with all applicable Legal Requirements, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect. Since January 1, 2015 through the date hereof, none of Fox, any of its Subsidiaries (to the extent related to the A&S Business), any of the A&S Companies or any Direct Asset Seller (with respect to the A&S Business) has received any written notice or other written communication from any Governmental Body (i) regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Body.

2.11 Anti-Corruption Compliance; Export Control and Sanctions Compliance.

(a) Since January 1, 2013, none of the A&S Companies, Fox or any of its Subsidiaries (to the extent related to the A&S Business and while acting on behalf of the A&S Business), the Direct Sales Asset Sellers (to the extent related to the A&S Business and while acting on behalf of the A&S Business), or to the Knowledge of Fox, any of their respective agents, channel partners, resellers or representatives to the extent related to the A&S Business (i) has directly or indirectly offered, promised or made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person in respect of the A&S Business, private or public, regardless of what form; (ii) is or has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirements, including the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S. Code Section 78dd-1, et seq.) (as amended, the “FCPA”) or the UK Bribery Act 2010; or (iii) has received any notice from, voluntarily provided any notice to, or, to the Knowledge of Fox, has been investigated by, a Governmental Body with respect to the A&S Business, an A&S Company or a Direct Sales Asset Seller (to the extent related to the A&S Business) that alleges any of the foregoing. Since January 1, 2013, each of the A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business) has had an operational program, including policies, procedures and training, intended to enhance awareness of any compliance with all applicable anti-bribery, anti-corruption or other similar Legal Requirements. With respect to any relevant portion of the A&S Business, an A&S Company or a Direct Sales Asset Seller that was acquired by Fox after January 1, 2013, the foregoing representation is made to the Knowledge of Fox with respect to the time period between January 1, 2013 and such acquisition.

(b) Except as set forth in Section 2.11(b) of the Fox Disclosure Letter, since January 1, 2013, the A&S Business, each A&S Company and each Direct Sales Asset Seller (to the extent related to the A&S Business) and each of their respective directors, officers, and to the Knowledge of Fox, employees have complied and are in compliance, in all material respects, with applicable provisions of Export Control Laws and Sanctions.

(c) None of the A&S Companies, the Direct Sales Asset Sellers (with respect to the A&S Business), any of their respective directors or officers or, to the Knowledge of Fox, any of their respective employees, agents, channel partners, resellers or representatives with respect to the A&S Business is a Sanctioned Person.

(d) Except as set forth in Section 2.11(d) of the Fox Disclosure Letter, without limiting the foregoing, since January 1, 2013, no Legal Proceeding, complaint, claim, charge, investigation or voluntary disclosure related to the Export Control Laws or Sanctions is or has been imposed, pending or, to the Knowledge of Fox, threatened against Fox or any of its Subsidiaries (to the extent related to the A&S Business), the A&S Companies, the Direct Sales Asset Sellers (to the extent related to the A&S Business) or any of their respective officers or directors, or to the Knowledge of Fox, any of their respective employees, agents, channel partners, resellers or representatives, by or before any Governmental Body.

(e) Except as set forth in Section 2.11(e) of the Fox Disclosure Letter, since January 1, 2013, the A&S Business, each A&S Company and each Direct Sales Asset Seller (to the extent related to the A&S Business) have obtained all approvals or licenses necessary for exporting and importing the Newco Products in accordance with all applicable Export Control Laws and import laws.

(f) Without limiting the foregoing, since January 1, 2013, each of the A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business) has had an operational program, including policies, procedures and training, reasonably designed to ensure compliance with all applicable Export Control Laws and Sanctions.

2.12 Governmental Authorizations. Fox and its Subsidiaries (and after giving effect to the Distribution and the other transactions contemplated by the Distribution Agreement, the A&S Companies will) hold all Governmental Authorizations necessary to enable the A&S Business to conduct its businesses in the manner in which such businesses are currently being conducted, including all Governmental Authorizations required under Environmental Laws, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect. Fox and its Subsidiaries (including each A&S Company and each Direct Sales Asset Seller (to the extent related to the A&S Business)) are, and at all times since January 1, 2015 have been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

2.13 Tax Matters.

(a) Each material Tax Return required to be filed by or on behalf of the respective A&S Companies or with respect to the A&S Business (including the Direct Sales Assets) with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “A&S Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All material Taxes required to be paid by or with respect to the A&S Companies and the Direct Sales Assets have been duly paid, except for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b) No A&S Company and no A&S Company Return is subject to an audit with respect to Taxes by any Governmental Body. No extension or waiver of the limitation period applicable to any of the A&S Company Returns has been granted (by Fox, Newco or any other Person), and no such extension or waiver has been requested from any A&S Company.

(c) No claim or Legal Proceeding is pending, has been asserted in writing or, to the Knowledge of Fox, has been threatened against or with respect to any A&S Company or with respect to the A&S Business (including the Direct Sales Assets) in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by Fox or any of its Subsidiaries with respect to the A&S Business (including the Direct Sales Assets) or with respect to any A&S Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the A&S Companies and with respect to which adequate reserves for payment have been established on the A&S Business Unaudited Financial Data). There are no liens for material Taxes upon any of the Newco Assets (including the Direct Sales Assets) except Permitted Encumbrances.

(d) There are no Contracts relating to the allocation, sharing or indemnification of Taxes to which any A&S Company is a party, other than (i) the Tax Matters Agreement and (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes.

(e) No A&S Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f) The A&S Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, shareholder or other Person.

(g) No written claim has ever been made by any Governmental Body in a jurisdiction where an A&S Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(h) Other than in connection with the Distribution or otherwise in connection with the separation of the A&S Business or the separation of Fox from Danaher Corporation, no A&S Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(i) Neither Newco nor any Direct Sales Entity that is taxable as a corporation for U.S. federal income tax purposes is or has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of the Direct Sales Assets or any of the assets of any Direct Sales Entity that is not taxable as a corporation for U.S federal income tax purposes are or have been “United States real property interests” within the meaning of Section 897(c) of the Code.

(j) Neither Fox nor any A&S Company has taken any action or, assuming full knowledge of the terms of this Agreement and the Ancillary Agreements, knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) As of the date hereof, neither Fox nor Newco knows of any reason why it would not be able to deliver the representations set forth in certificates of officers of Fox and Newco, upon which the applicable law or accounting firms may rely in rendering the Ainge Tax Opinion and the Fox Tax Opinion, or why Fox would not be able to obtain the Limited Ruling contemplated in Section 7.7 or the opinion contemplated by Section 7.8(a).

(l) Sections 2.13 and 2.14 contain the sole and exclusive representations and warranties of Fox and Newco herein with respect to Tax matters.

2.14 Employee and Labor Matters; Benefit Plans.

(a) Section 2.14(a) of the Fox Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material Fox Benefit Plan and indicates any such Fox Benefit Plan that is sponsored by any A&S Company or to which any A&S Company is a party; provided that notwithstanding the foregoing, Fox may update Section 2.14(a) of the Fox Disclosure Letter as soon as practicable after the date hereof (and in no event later than thirty (30) days after the date hereof) to list any material Fox Benefit Plans maintained in respect of Newco Employees or Newco Independent Contractors located outside of the United States in effect as of the date hereof that are not included on Section 2.14(a) of the Fox Disclosure Letter as of the date hereof. Fox has delivered or Made Available to Ainge accurate and complete copies of the following with respect to each material Fox Benefit Plan, as applicable: (i) all documents setting forth the terms of each such Fox Benefit Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description; (iii) the most recent annual report (Form 5500 series), if any; and (iv) the most recent IRS determination or opinion letter issued with respect to any Fox Benefit Plan intended to be qualified under Section 401(a) of the Code; provided that notwithstanding the foregoing, Fox may deliver or Make Available to Ainge any such materials that have not been provided or Made Available to Ainge as of the date hereof in respect of Newco Employees or Newco Independent Contractors located outside of the United States as soon as practicable after the date hereof (and in no event later than thirty (30) days after the date hereof).

(b) Except as set forth in Section 2.14(b) of the Fox Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, (i) each of the A&S Companies and Fox Affiliates has performed in all material respects all obligations required to be performed by it under each Fox Benefit Plan; (ii) each Fox Benefit Plan has been established and maintained in all material respects in accordance with its terms and applicable Legal Requirements; (iii) as of the date of this Agreement, there are no material audits or inquiries pending or, to the Knowledge of Fox, threatened by the IRS, the DOL or any other Governmental Body with respect to any such Fox Benefit Plan (or any fiduciary thereof); and (iv) as of the date of this Agreement, there are no material actions, suits or claims pending, or to the Knowledge of Fox, threatened or reasonably anticipated (other than routine claims for benefits) against any such Fox Benefit Plan, or against the assets of any such Fox Benefit Plan.

(c) Each Fox Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and to the Knowledge of Fox, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan.

(d) None of the A&S Companies or any Fox Affiliate has ever maintained, established, sponsored, participated in or contributed to any: (i) “defined benefit plan” within the meaning of Section 3(35) of ERISA or pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) “multiple employer plan” described in Section 413 of the Code, in each case pursuant to which a Newco Employee is or was a beneficiary. Except as set forth in Section 2.14(d) of the Fox Disclosure Letter, none of the A&S Companies or any Fox Affiliate has ever maintained, established, sponsored, participated in or contributed to any defined benefit pension plan that is subject to any Legal Requirements other than any United States federal, state or local Legal Requirements. No Fox Benefit Plan provides (except at no cost to the A&S Companies or any Fox Affiliate), or reflects or represents any liability of any of the A&S Companies or any Fox Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Newco Employee, except as may be required by COBRA or other applicable Legal Requirements.

(e) Except as set forth in Section 2.14(e) of the Fox Disclosure Letter, none of the A&S Companies has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(f) Except as set forth in Section 2.14(f) of the Fox Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge or the imposition of Tax on any Newco Employee or Newco Independent Contractor under Section 409A(a)(1)(B) of the Code, each Fox Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance in all material respects with Section 409A of the Code and has complied in all material respects with applicable documentary requirements of Section 409A of the Code.

(g) None of the execution or delivery of this Agreement, the consummation of the Merger or any of the other Contemplated Transactions will, either alone or in conjunction with any other event: (i) entitle any Newco Employee or Newco Independent Contractor to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Newco Employee or Newco Independent Contractor; (iii) accelerate the time of payment, funding or vesting of amounts due to any Newco Employee or Newco Independent Contractor; or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any Newco Employee or Newco Independent Contractor.

(h) Fox has delivered or Made Available to Ainge a complete and accurate list that sets forth the following information with respect to Fox Equity Awards as of the date of this Agreement: (i) the employee identification number of the holder of such Fox Equity Award; (ii) the type of such Fox Equity Award (i.e., (A) whether a Fox Option or Fox RSU and (B) with respect to any Fox Option, whether the Fox Option is intended to qualify as an “incentive stock option” under Section 422 of the Code); (iii) the number of shares of Fox Common Stock subject to such Fox Equity Award; (iv) the per share exercise price (if any) of such Fox Equity Award; (v) the applicable vesting schedule in respect of such Fox Equity Award; and (vi) the expiration date of the term of such Fox Equity Award (if applicable). Fox will deliver or make available to Ainge an updated version of the list referenced in this Section 2.14(h) to reflect any applicable changes thereto no later than thirty (30) days prior to the anticipated Closing Date and periodically thereafter prior to the Closing Date.

(i) Except as set forth in Section 2.14(i) of the Fox Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, each material Fox Benefit Plan that primarily covers Newco Employees or Newco Independent Contractors based outside of the United States and/or that is subject to any Legal Requirement other than United States federal, state or local Legal Requirements (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Legal Requirements; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of Fox, no event has occurred since the date of the most recent approval or application therefor relating to any such plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; and (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Legal Requirements. With respect to each Fox Governmental Plan, (i) Fox and the Fox Affiliates have complied in all material respects with the requirements thereof and (ii) no liability has been incurred by Fox or any Fox Affiliates with respect thereto that has not been satisfied in full (other than with respect to amounts for which the due date without penalty has not yet occurred).

(j) Except as set forth in Section 2.14(j) of the Fox Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, Fox and its Affiliates, including the A&S Companies, are in compliance in all material respects with all Legal Requirements relating to terms and conditions of employment, employment practices, wages, hours and other labor related matters with respect to the Newco Employees.

(k) Except as set forth in Section 2.14(k) of the Fox Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, (i) as of the date of this Agreement, none of the A&S Companies is a party to any Collective Bargaining Agreement and there are no labor organizations, employee representatives or works councils representing, purporting to represent or, to the Knowledge of Fox, seeking to represent any employees of any of the A&S Companies; (ii) since January 1, 2016 through the date hereof, there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the A&S Companies or any of their employees; (iii) as of the date of this Agreement, there are no pending, and, to the Knowledge of Fox, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action or picketing; (iv) as of the date of this Agreement, there is no material claim or grievance pending or, to the Knowledge of Fox, threatened against any A&S Company arising under any Collective Bargaining Agreement; and (v) as of the date of this Agreement, there are no labor or contractual claims that may be asserted by any labor organization, employee representative or works council that could prevent, materially delay or materially impair the consummation of the Merger or any of the other Contemplated Transactions or otherwise have a Newco Material Adverse Effect.

(l) All contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made in respect of any Fox Benefit Plan and any Fox Governmental Plan, under the terms of any such Fox Benefit Plan or Fox Government Plan, related funding arrangement or in accordance with applicable Legal Requirements, have, in all material respects, been paid within the time so prescribed or have been properly accrued in accordance with GAAP, except as would not reasonably be expected to result in material liability to Ainge.

2.15 Environmental Matters. The A&S Companies and the A&S Business have complied with all Legal Requirements relating to protection of the environment and/or human health or safety (collectively, “Environmental Laws”) and, to the Knowledge of Fox, no capital or other expenditure (other than as provided in the A&S Business Unaudited Financial Data) is required to achieve or maintain such compliance, except where any failure to comply or expenditure would not, individually or in the aggregate, be reasonably expected to have a Newco Material Adverse Effect. None of Fox (with respect to the A&S Companies, the A&S Business or Newco Assets), the Direct Sales Asset Sellers (to the extent related to the A&S Business) or any of the A&S Companies has received any written notice or request for information alleging that it is in violation of, or may have any liability under, any Environmental Law, except for any such notice or request that would not, individually or in the aggregate, be reasonably expected to have a Newco Material Adverse Effect. There has been no Release, handling, generation, use, storage, transportation, of, or exposure to, any Hazardous Materials (“Hazardous Materials Event”), except where any such Hazardous Materials Event would not, individually or in the aggregate, be reasonably expected to have a Newco Material Adverse Effect. Fox has no Knowledge of any environmental investigation, audit, assessment, study, test or analysis, the purpose of which was to discover, identify, or otherwise characterize the condition of the soil, groundwater, air or the presence of Hazardous Materials, or to identify noncompliance with Environmental Laws by the A&S Business, or the Direct Sales Asset Sellers, at any location at which the A&S Business has been conducted. The A&S Companies and the Direct Sales Asset Sellers have no Environmental Liabilities (including any Environmental Liabilities retained or assumed contractually or by operation of any Legal Requirement) that would reasonably be expected to have a Newco Material Adverse Effect. As used herein, “Environmental Liabilities” are any claims, demands, or Liabilities under or pursuant to Environmental Law, whether contingent or fixed, actual or potential, including any claims, demands and Liabilities arising out of or based on the presence or Release of, or exposure to, any Hazardous Material at any location or the failure to comply with any Environmental Law, and “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances and any other chemical, material, substance or waste that is regulated or may form the basis in Liability under any Environmental Law.

2.16 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Newco Material Adverse Effect, each insurance policy and self-insurance program and arrangement relating to the A&S Business, the Newco Assets, the Direct Sales Assets and the A&S Companies is binding and in full force and effect as of the date of this Agreement. With respect to each such insurance policy, and except as would not reasonably be expected to have, individually or in the aggregate, a Newco Material Adverse Effect, (i) all premiums with respect thereto are currently paid; (ii) none of Fox, the A&S Companies or the Direct Sales Asset Sellers (to the extent related to the A&S Business) is in breach or default and, to the Knowledge of Fox, no event has occurred which, with notice or lapse or time, would constitute a breach or default or permit termination or modification of the policy; (iii) neither Fox nor any of its Subsidiaries has received any written notice of cancellation or non-renewal of the policy; and (iv) the consummation of the Contemplated Transactions will not cause a breach, termination or modification of the policy.

2.17 Legal Proceedings; Orders.

(a) Except as set forth in Section 2.17(a) of the Fox Disclosure Letter, as of the date hereof, there is no material pending and served Legal Proceeding (including pursuant to Environmental Law) affecting the Newco Assets, the Direct Sales Assets, the A&S Business or the A&S Companies, or (to the Knowledge of Fox) any pending but not served Legal Proceeding affecting the Newco Assets, the Direct Sales Assets, the A&S Business or the A&S Companies, and no Person has threatened in writing or, to the Knowledge of Fox, orally, to commence any material Legal Proceeding affecting the A&S Business.

(b) As of the date hereof, there is no material Order (including pursuant to Environmental Law) to which any of the A&S Companies, or any of the Newco Assets or Direct Sales Assets, is subject. To the Knowledge of Fox, no officer or other key employee of any of the A&S Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the A&S Business.

2.18 Customers and Suppliers.

(a) Section 2.18(a) of the Fox Disclosure Letter sets forth a correct and complete list of the twenty (20) largest customers of A&S Business on a consolidated basis, based on revenues generated during the 12 month period ended December 31, 2017 (the “A&S Top Customers”), and the amount of revenues attributable to each such A&S Top Customer during that period.

(b) Section 2.18(b) of the Fox Disclosure Letter sets forth a correct and complete list of the top ten (10) vendors or suppliers of the A&S Business, on a consolidated basis, based on expenditures made during the 12 month period ended December 31, 2017 (the “A&S Top Suppliers”), and the amount of the expenditures attributable to each such A&S Top Supplier during that period.

(c) Since January 1, 2017 through the date hereof, none of Fox or any of its Subsidiaries (including the A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business)) has received, from any A&S Top Customer or A&S Top Supplier, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such A&S Top Customer’s or A&S Top Supplier’s relationship with Fox or any of its Subsidiaries (including any A&S Company or Direct Sales Asset Seller (to the extent related to the A&S Business)) or (ii) indicating a material breach of the terms of any Contracts with such A&S Top Customers or A&S Top Suppliers.

2.19 Authority; Binding Nature of Agreement. Fox and Newco have all requisite corporate right, power and authority to enter into and perform their respective obligations under this Agreement, the Distribution Agreement and the other Transaction Documents, as applicable, to which it is a party and, subject to the adoption of this Agreement by Fox as the sole stockholder of Newco (which shall occur immediately after the execution and delivery hereof), to consummate the Contemplated Transactions. Each of the Fox Board and the Newco Board (in each case, at a meeting duly called and held and not subsequently rescinded or modified in any way) and Fox as the sole stockholder of Newco have: (a) determined that this Agreement, the Distribution Agreement, the Distribution, the Direct Sales and the Merger are advisable and fair to, and in the best interests of Fox, Newco and their respective stockholders and (b) authorized and approved the execution, delivery and performance of this Agreement, the Distribution Agreement and the other Transaction Documents by Fox and Newco, as applicable, and approved the Distribution and the Merger and the other Contemplated Transactions. Fox, as the sole stockholder of Newco prior to the Distribution, has approved the Distribution and the other Contemplated Transactions (other than the Merger) and will adopt this Agreement and approve the Merger as sole stockholder of Newco immediately following the execution and delivery of this Agreement. No other vote of Newco’s stockholders is necessary to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by Fox and Newco, and, subject to the adoption of this Agreement by Fox as sole stockholder of Newco, and assuming the due authorization, execution and delivery of this Agreement by Ainge and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of each of Fox and Newco, enforceable against each of Fox and Newco in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.20 Ownership of Ainge Common Stock. None of Fox or, to the Knowledge of Fox, any of its “affiliates” or “associates” is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to Ainge. No “fair price,” “moratorium,” “control share acquisition” or other similar takeover statute or similar statue or regulation (each a “Takeover Statute”) applies to Fox or Newco with respect to this Agreement, the other Transaction Documents or the Contemplated Transactions.

2.21 Vote Required. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Newco Common Stock is the only vote of the holders of shares of Newco Common Stock necessary to adopt this Agreement or consummate the Contemplated Transactions. The approval of holders of any class or series of Fox capital stock is not required to adopt this Agreement or any of the other Transaction Documents, or to consummate the Contemplated Transactions.

2.22 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and all applicable foreign Competition Laws, the listing requirements of the NASDAQ Global Select Market and the requirements of the New York Stock Exchange, except as set forth in Section 2.22 of the Fox Disclosure Letter, neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Fox or any of the A&S Companies or Direct Sales Asset Sellers;

(b) contravene, conflict with or result in a violation of, any Legal Requirement or any Order to which Fox or any of the A&S Companies or Direct Sales Asset Sellers (to the extent related to the A&S Business), or any of the assets owned or used by any of the A&S Companies or Direct Sales Asset Sellers (to the extent related to the A&S Business), is subject, except where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to have a Newco Material Adverse Effect;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the A&S Companies or Direct Sales Asset Sellers (to the extent related to the A&S Business) or that otherwise relates to the A&S Business or to any of the assets owned or used by any of the A&S Companies or Direct Sales Asset Sellers (to the extent related to the A&S Business), except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification, individually or in the aggregate, would not reasonably be expected to have a Newco Material Adverse Effect;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Newco Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Newco Material Contract; (ii) accelerate the maturity or performance of any such Newco Material Contract (other than any Fox Benefit Plan); or (iii) cancel, terminate or modify any right, benefit, obligation or other term of such Newco Material Contract, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a Newco Material Adverse Effect; or

(e) result in the imposition or creation of any material Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any of the A&S Companies or Direct Sales Asset Sellers (to the extent related to the A&S Business), except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a Newco Material Adverse Effect.

Except as may be required by the Securities Act, the Exchange Act, state securities laws or “blue sky” laws, the DGCL, the HSR Act, all applicable foreign Competition Laws, the listing requirements of the NASDAQ Global Select Market and the requirements of the New York Stock Exchange, none of Fox, any of the A&S Companies or any of the Direct Sales Asset Sellers is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, be material to the A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business), and except for the novation of Government Contracts.

2.23 Financial Advisor. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Fox or any of its Subsidiaries, other than any broker, finder or investment banker whose fees will be paid for by Fox.

2.24 Acknowledgement by Fox and Newco. Neither Fox nor Newco is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3. The representations and warranties by Ainge and Merger Sub contained in Section 3 constitute the sole and exclusive representations and warranties of Ainge, the other Ainge Companies and their respective Representatives in connection with the Contemplated Transactions, and Fox and Newco understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Ainge and Merger Sub. Without limiting the generality of the foregoing, each of Fox and Newco acknowledges that, except for the representations and warranties of Ainge and Merger Sub contained in Section 3, no representations or warranties are made by Ainge or Merger Sub or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Fox or Merger Sub or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Fox or Merger Sub or any of their respective Representatives.

2.25 Newco. Newco was formed solely for the purpose of engaging in the Contemplated Transactions and it has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions.

2.26 Newco Financing. (a) On or prior to the date of this Agreement, Newco has delivered to Ainge true, complete and fully executed copies of the Newco Commitment Letter. As of the date of this Agreement, (x) the Newco Commitment Letter has not been amended, waived or modified in any respect; and (y) the respective commitments contained in the Newco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect. As of the date of this Agreement, except for the Newco Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the Newco Financing, other than as expressly set forth in the Newco Commitment Letter (and the related engagement letter relating to the issuance of debt securities in lieu of the loans contemplated by the Newco Commitment Letter) and delivered to Ainge on or prior to the date of this Agreement, or as otherwise created by Ainge.

(b) As of the date of this Agreement, the Newco Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Newco, and, to the Knowledge of Fox, the other parties thereto, enforceable against Newco, and to the Knowledge of Fox, each of the other parties thereto in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. As of the date of this Agreement, assuming (x) compliance by Ainge with the covenants and obligations contained in this Agreement and (y) the accuracy of the representations and warranties made by Ainge in this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Newco, its Affiliates or, to the Knowledge of Fox, any other party to the Newco Commitment Letter under any term or condition of the Newco Commitment Letter or would result in any portion of the financing contemplated thereby being unavailable or delayed. Ainge, on behalf of Newco, has fully paid any and all commitment fees, any other fees or any other amounts required by the Newco Commitment Letter to be paid on or before the date of this Agreement. Assuming (w) the Direct Sales Purchase Price has not been decreased from the amount therefor set forth in Section 1.4 as of the date hereof, (x) the Newco Financing is funded in accordance with the Newco Commitment Letter, (y) compliance by Ainge with the covenants and obligations contained in this Agreement and (z) the accuracy of the representations and warranties made by Ainge in this Agreement, the aggregate proceeds from the Newco Financing will be sufficient to (i) fund the pre-closing Cash Dividend up to the Basis Amount and (ii) fund any additional dividend by Newco to Fox in the event the Debt Exchange is not consummated in an amount equal to the Above-Basis Amount. Other than as set forth in the Newco Commitment Letter, there are no conditions precedent to the funding of the full amount of the Newco Financing. As of the date of this Agreement, assuming (x) compliance by Ainge with the covenants and obligations contained in this Agreement and (y) the accuracy of the representations and warranties made by Ainge in this Agreement, neither Fox nor Newco (i) is aware of any fact, occurrence or condition that would cause the commitments provided in the Newco Commitment Letter to be terminated or to become ineffective and (ii) has any reason to believe that any of the conditions to the Newco Financing (which are within its control) will not be satisfied on a timely basis or that the Newco Financing will not be available to Newco immediately prior to the Distribution Date. The parties hereto agree that it shall not be a condition to the Closing for Newco to obtain the Newco Financing or the Alternative Newco Financing.

3.	REPRESENTATIONS AND WARRANTIES OF AINGE AND MERGER SUB

Each of Ainge and Merger Sub hereby represents and warrants to Fox as follows (it being understood that each representation and warranty contained in this Section 3 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Ainge Disclosure Letter corresponding to the particular Section or subsection in this Section 3 in which such representation and warranty appears; (b) any exception or disclosure set forth in any other part or subpart of the Ainge Disclosure Letter to the extent it is readily apparent that such exception or disclosure is relevant to such representation and warranty; and (c) any information set forth in the Ainge SEC Documents filed on the SEC’s EDGAR database on or after January 1, 2016 and publicly available prior to the date of this Agreement (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed prior to the date hereof) to the extent it is readily apparent that such information is relevant to such representation or warranty, other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature):

3.1 Subsidiaries; Due Organization; Etc.

(a) Section 3.1(a) of the Ainge Disclosure Letter identifies, as of the date hereof, each Entity that is a Subsidiary of Ainge and indicates its jurisdiction of organization.

(b) Each of the Ainge Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) a corporation or other business organization duly organized and validly existing. Each of the Ainge Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation, and has (or, if formed after the date of this Agreement, shall have at the Effective Time) all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its material assets in the manner in which such assets are currently owned and used; and (iii) to perform its obligations under all material Contracts by which it is bound, other than in the case of clauses (i) through (iii) as would not, individually or in the aggregate, reasonably be expected to have an Ainge Material Adverse Effect.

(c) Each of the Ainge Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) qualified to do business as a foreign corporation, and is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have an Ainge Material Adverse Effect.

3.2 Certificate of Formation and Other Governing Documents. Ainge has delivered or Made Available to Fox accurate and complete copies of the Organizational Documents of each of the Ainge Companies (to the extent existing as of the date of this Agreement), including all amendments thereto as in effect on the date of this Agreement.

3.3 Capitalization, Etc.

(a) The authorized capital stock of Ainge consists of (i) 90,000,000 shares of Ainge Common Stock, of which 29,383,365 shares have been issued and are outstanding as of the last business day ending immediately prior to the date of this Agreement and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share, none of which are issued and outstanding as of the date hereof. All of the outstanding shares of Ainge Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Except as set forth in Section 3.3(b) of the Ainge Disclosure Letter: (i) none of the outstanding shares of Ainge Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Ainge Common Stock is subject to any right of first refusal in favor of Ainge; and (iii) there is no Ainge Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Ainge Common Stock. None of the Ainge Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Ainge Common Stock or other securities, except for Ainge’s right to repurchase or reacquire restricted shares of Ainge Common Stock held by an employee of Ainge upon termination of such employee’s employment or upon any other forfeiture of a vesting condition.

(c) As of March 3, 2018: (i) an aggregate of 278,799 Ainge RSAs are issued and outstanding; and (ii) an aggregate of 151,896 shares of Ainge Common Stock are subject to issuance upon the vesting of Ainge PSAs (assuming achievement of any applicable performance goals at maximum). Ainge has not made any grants of equity awards relating to shares of Ainge Common Stock during the period beginning on March 3, 2018 and ending on the date of this Agreement.

(d) Except as set forth in Sections 3.3(a) and 3.3(b) or as permitted from and after the date of this Agreement pursuant to Section 4.3, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, membership interests, or other securities of any of the Ainge Companies; (ii) outstanding security, bond, debenture, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock, membership interests or other securities of any of the Ainge Companies or that has the right to vote on any matter on which the stockholders of Ainge have the right to vote; (iii) Contract under which any of the Ainge Companies is or may become obligated to sell or otherwise issue any shares of its capital stock, membership interests or any other securities; or (iv) shareholder rights plan or agreement (i.e., “poison pill”).

(e) All outstanding shares of Ainge Common Stock, and all Ainge Equity Awards and other outstanding securities of the Ainge Companies, have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts.

(f) All of the outstanding shares of capital stock or other equity interests, as the case may be, of each of Ainge’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by Ainge, free and clear of any Encumbrances, other than restrictions under applicable securities laws.

(g) Except for its interests in the other Ainge Companies, as of the Effective Time, Ainge will not own, directly or indirectly, any capital stock or other equity interests in, any Person.

3.4 SEC Filings; Financial Statements.

(a) Ainge has delivered or Made Available to Fox accurate and complete copies of all registration statements, proxy statements, Ainge Certifications and other statements, reports, schedules, forms and other documents filed by Ainge with the SEC, including all amendments thereto, since January 1, 2016 (collectively, the “Ainge SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by Ainge or its officers with the SEC since January 1, 2016 have been so filed on a timely basis. None of Ainge’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Ainge SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Ainge SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Ainge SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Ainge SEC Documents (collectively, the “Ainge Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Legal Requirements. As used in the introduction to this Section 3 and in this Section 3.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Ainge SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which will be material); and (iii) fairly present, in all material respects, the consolidated financial position of Ainge and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Ainge and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Ainge Companies are required by GAAP to be included in the consolidated financial statements of Ainge. There are no comments from the SEC or its staff pending with respect to any statements, reports, schedules, forms or other documents filed by Ainge with the SEC that remain outstanding and unresolved.

(c) Ainge’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Ainge within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Ainge, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. All non-audit services performed by Ainge’s auditors for the Ainge Companies that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(d) Ainge maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, in each case, with respect to Ainge and its Subsidiaries, taken as a whole. To the Knowledge of Ainge, since December 31, 2016, neither Ainge nor any of its Subsidiaries has identified or been made aware of any material illegal act or fraud related to the business of the Ainge Companies.

(e) None of the information to be supplied by or on behalf of Ainge for inclusion or incorporation by reference in the Ainge Form S-4 Registration Statement or the Newco Registration Statements will, after giving effect to any amendments that have theretofore been made thereto, (i) at the time the Ainge Form S-4 Registration Statement or the Newco Registration Statements, respectively, is filed with the SEC; (ii) at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act or (iii) at the Effective

Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Ainge for inclusion or incorporation by reference in the Proxy Statement/Prospectus will (x) at the time the Proxy Statement/Prospectus is mailed to the stockholders of Ainge; (y) at the time of the Ainge Stockholders’ Meeting (or any adjournment or postponement thereof) or (z) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Ainge or at the time of the Ainge Stockholders’ Meeting (or any adjournment or postponement thereof), comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Ainge or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Fox for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

3.5 Absence of Changes. Except as expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement or the other Transaction Documents (including the Internal Restructuring described in the Distribution Agreement), the Ainge Companies have operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, an Ainge Material Adverse Effect. Except as expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, none of the Ainge Companies has taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Fox pursuant to Sections 4.3(b)(iv)-4.3(b)(vi), 4.3(b)(viii) or 4.3(b)(xiii).

3.6 Title to and Sufficiency of Assets. The Ainge Companies own, and have good and valid title, in all material respects, to all assets purported to be owned by them, including: (a) all assets reflected on the Ainge Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Ainge Interim Balance Sheet) and (b) all other assets reflected in the books and records of the Ainge Companies as being owned by the Ainge Companies. All of said assets are owned by the Ainge Companies free and clear of any Encumbrances, except (i) for Encumbrances securing the Ainge Credit Agreement; (ii) where the failure to have such good and valid title results from any liens described in Section 3.6 of the Ainge Disclosure Letter; or (iii) any other Permitted Encumbrance. The Ainge Companies are the lessees of, and hold valid leasehold interests in, all assets purported to have been leased by them, and the Ainge Companies enjoy undisturbed possession of such leased assets, except where the failure to have such valid leasehold interest results from any liens described in Section 3.6 of the Ainge Disclosure Letter, liens created or otherwise imposed by Fox or the A&S Companies or any other Permitted Encumbrance. No representation is made in this Section 3.6 with respect to the title to any intellectual property or other intangible assets.

3.7 Real Property.

(a) Section 3.7(a) of the Ainge Disclosure Letter sets forth as of the date hereof the address, fee owner and description of use of all Ainge Owned Real Property. With respect to the Ainge Owned Real Property: (i) Ainge or its Subsidiaries have good and insurable title to each parcel of Ainge Owned Real Property; (ii) other than Ainge or its Subsidiaries, no Person has the right to use or occupy any Ainge Owned Real Property or any material portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Ainge Owned Real Property or any material portion thereof or interest therein; and (iv) to the Knowledge of Ainge and its Subsidiaries, there are no expropriation or condemnation proceedings pending, threatened or proposed against any Ainge Owned Real Property and there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Ainge Owned Real Property.

(b) Section 3.7(b) of the Ainge Disclosure Letter sets forth as of the date of this Agreement an accurate list of each lease pursuant to which any of the Ainge Companies leases or uses (or intends to lease or use prior to the Effective Time) real property from any other Person for annual rent payments in excess of $500,000 (all such real property leased or used by the Ainge Companies pursuant to the real property leases identified or required to be identified in Section 3.7(b) of the Ainge Disclosure Letter, including all buildings, structures, fixtures and other improvements leased thereunder, is referred to as the “Ainge Leased Real Property”). Each of the leases relating to the Ainge Leased Real Property is a valid and subsisting leasehold interest of Ainge or one of its Subsidiaries and is a valid and binding obligation of Ainge or such Subsidiary free of Encumbrances (other than Permitted Encumbrances) and is enforceable against Ainge or such Subsidiary in accordance with its terms. To the Knowledge of Ainge, there are no expropriation or condemnation proceedings pending, threatened or proposed against any Ainge Owned Real Property and there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Ainge Leased Real Property. Section 3.7(b) of the Ainge Disclosure Letter contains an accurate and complete list of all subleases, occupancy agreements and other Contracts granting to any Person (other than any Ainge Company) a right of use or occupancy of any of the Ainge Leased Real Property in effect as of the date of this Agreement. Except as set forth in the subleases or agreements identified in Section 3.7(b) of the Ainge Disclosure Letter, other than Ainge and any of its Subsidiaries, no Person has the right to use or occupy any Ainge Leased Real Property or any material portion thereof. There are no disputes with respect to any lease for any of the Ainge Leased Real Property. Neither Ainge, nor, to the Knowledge of Ainge, any other party to any such lease is in material breach or default under such lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such lease.

3.8 Intellectual Property; Privacy.

(a) Registered IP. Section 3.8(a) of the Ainge Disclosure Letter identifies, as of the date of this Agreement: (i) each item of Registered IP included in the Ainge IP (the “Ainge Registered IP”) and (ii) any Person other than the Ainge Companies that has an ownership interest in such item of Ainge Registered IP and the nature of such ownership interest, including, for each item of Ainge Registered IP, to the extent applicable, the record owner of such item; the jurisdiction in which such item has been issued, registered or filed; and the issuance, registration or application number.

(b) Inbound Licenses. Section 3.8(b) of the Ainge Disclosure Letter accurately identifies each material Contract in effect as of the date of this Agreement pursuant to which any Intellectual Property Right is or has been licensed by any Person to any Ainge Company, including any such licenses to any Intellectual Property Rights embodied by the Ainge Products or used in connection with or necessary to any development, manufacture, distribution, other commercialization, maintenance or support of the Ainge Products as currently conducted, other than (1) Contracts between an Ainge Company, on the one hand, and its employees, on the other hand, in Ainge’s standard form thereof; (2) Shrink-Wrap; (3) licenses to Open Source Code other than that set forth in Section 3.8(k); and (4) non-exclusive licenses to third-party software or hardware that is not incorporated into, or necessary for the development, manufacturing, testing, distribution, maintenance, or support of, any Ainge Product and that is not otherwise material to the business of the Ainge Companies.

(c) Outbound Licenses. Section 3.8(c) of the Ainge Disclosure Letter identifies each material Contract in effect as of the date of this Agreement, other than non-exclusive licenses granted to Ainge Companies’ distributors, resellers and end-user customers in connection with the sale, distribution or use of Ainge Products in the ordinary course of business of the Ainge Companies and other than Contracts listed in Section 3.9(a), to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Ainge IP, in each case in effect as of the date of this Agreement.

(d) Ownership and Exclusive Rights. The Ainge Companies as of the date of this Agreement exclusively own all right, title, and interest to and in the Ainge IP free and clear of any Encumbrances other than

Permitted Encumbrances. Without limiting the foregoing, no Ainge Company has transferred to, or permitted under any Contract to which an Ainge Company is a party, any Person other than the Ainge Companies to retain ownership of, or an exclusive license to Ainge IP. As of the date of this Agreement, no material item of Ainge IP is subject to any action or outstanding Order or settlement agreement or stipulation in litigation.

(e) Valid and Enforceable. As of the date hereof, the Ainge Registered IP is subsisting as of the date hereof and to the Knowledge of Ainge, valid and enforceable.

(f) Assignment of IP Rights. Each employee, consultant or contractor of the Ainge Companies that has contributed to the creation, development, invention, modification or improvement of material Ainge IP has (i) entered into a written agreement with an Ainge Company that obliges such employee, consultant or contractor to disclose and assign to the Ainge Companies any and all rights, title and interest in and to the Ainge IP and (ii) assigned all such rights, title and interest to the Ainge Companies, in all jurisdictions where such disclosure and assignment is not mandated by operation of applicable Law.

(g) Protection of Proprietary Information. Each Ainge Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their respective rights in all material proprietary information pertaining to such Ainge Company and the Ainge Proprietary Products.

(h) Sufficiency. Ainge and its Subsidiaries own or otherwise have, and after Closing will continue to have all Intellectual Property Rights needed to conduct the business of the Ainge Companies in all material respects as it is currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation or third party Intellectual Property Rights or unfair competition, which solely is covered in Section 3.8(j).

(i) Third-Party Infringement of Ainge IP. To the Knowledge of Ainge, no Person as of, and in the two (2) years prior to, the date of this Agreement has infringed, misappropriated, or otherwise violated, and no Person is as of the date of this Agreement infringing, misappropriating, or otherwise violating, any material Ainge IP.

(j) No Infringement of Third Party IP Rights. To the Knowledge of Ainge, the conduct of the business of any of the Ainge Companies as conducted in the past two (2) years, including the development, manufacture, use, import, export, offer for sale, sale or other commercialization of any of the Ainge Products as so conducted, does not and has not in the past two (2) years infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing, as relates to the Ainge IP or the Ainge Products, as of, and in the two (2) years prior to, the date of this Agreement, no infringement, misappropriation, or similar claim or Legal Proceeding pertaining to any material Ainge IP and no such material claim or Legal Proceeding pertaining to any Ainge IP is pending, threatened in writing, or, to the Knowledge of Ainge, threatened orally against the Ainge Companies or, to the Knowledge of Ainge, as of the date of this Agreement, against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by any of the foregoing with respect to such claim or Legal Proceeding, and except as set forth in Section 3.8(j) of the Ainge Disclosure Letter, as of the date of this Agreement, no Person has made a written request against an Ainge Company to be indemnified, defended, held harmless, or reimbursed with respect to any such claim or Legal Proceeding.

(k) Open Source Code. No Proprietary Ainge Product contains, is derived from, or is distributed with Open Source Code in a manner that has resulted in a requirement or condition that any Proprietary Ainge Product or part thereof (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or Derivatives; or (iii) be redistributable at no charge, in each case, except as would not reasonably be expected to be material to the Ainge Companies.

(l) IT Security and Data Privacy. To the Knowledge of Ainge as of the date hereof, (i) the Ainge Companies have for the past two (2) years, complied with and, as of the date of this Agreement, no Person (including any Governmental Body) has asserted a claim against, or otherwise tendered written notice to any of the Ainge Companies alleging a material violation of any privacy policy of the Ainge Companies or the applicable Legal Requirements pertaining to privacy and data (including Personal Data) protection and (ii) there have been no unauthorized intrusions or breaches of the security of the Ainge Companies’ information technology systems resulting in any material data breach.

(m) This Section 3.8 contains the sole and exclusive representations and warranties of Ainge under this Agreement with respect to matters concerning Intellectual Property Rights (other than Contracts required to be disclosed pursuant to Section 3.9(a)(ii)).

3.9 Contracts.

(a) Section 3.9(a) of the Ainge Disclosure Letter identifies each Ainge Material Contract that is executory as of the date of this Agreement. For purposes of this Agreement, “Ainge Material Contract” shall mean:

(i) any Contract which is in effect and is material to the business of the Ainge Companies taken as a whole and not entered into the ordinary course of business;

(ii) any Contract identified or required to be identified in Section 3.8(b) of the Ainge Disclosure Letter;

(iii) any Contract with any distributor and any Contract with any other reseller or sales representative involving sales in excess of $5,000,000 in the fiscal year ended December 31, 2017, in each case that provides exclusivity rights to any third party;

(iv) any Contract that is with a supplier of equipment, consumables, products, raw materials or any component, or any services used in the Proprietary Ainge Products, (A) which supplier is the only source of supply in the market place or only supplier to the Ainge Companies or (B) that imposes a minimum purchase order, in each case, involving payments in excess of $5,000,000 in the fiscal year ended December 31, 2017;

(v) any Contract imposing any material restriction on the right or ability of the Ainge Companies, taken as a whole: (A) to compete with any other Person or solicit the employment of any Person; (B) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (C) to perform services for any other Person; or (D) to transact business with any other Person or in any geographic area;

(vi) any Contract relating to any currency hedging;

(vii) any Contract relating to Indebtedness in excess of $1,000,000;

(viii) any Contract concerning the establishment and/or operation of a partnership, joint venture or limited liability company with a third party that is not an Affiliate of Ainge;

(ix) any Contract relating to the acquisition or disposition of any material assets (other than in the ordinary course of business) or businesses, and with any outstanding obligations of an Ainge Company (including indemnification, guarantee, “earn-out” or other similar contingent obligations) as of the date of this Agreement;

(x) any Contract relating to the lease or sublease of Ainge Leased Real Property or of any real property owned by any Ainge Company, in each case with annual rent payments in excess of $500,000;

(xi) any (A) Contract containing any provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (B) material Contract containing any provision granting the other party exclusivity or other similar rights;

(xii) any Contract that: resulted in revenue to or expenses of an Ainge Company in excess of $2,500,000 in the fiscal year ending December 31, 2017; and

(xiii) any (A) written Contract for the employment of any Ainge Associate located outside of the United States (1) with annual base salary and target annual cash bonus in excess of $300,000; (2) that is not terminable at will or upon notice of sixty (60) days or less for a cost (exclusive of costs arising prior to termination) of less than $300,000; or (3) that would result in any payments to such person upon consummation or solely as a result of the Contemplated Transactions; and (B) written Contract for the employment of any Ainge Associate located in the United States (other than an offer letter pursuant to Ainge’s standard form).

Ainge has delivered or Made Available to Fox an accurate and complete copy of each Ainge Contract that constitutes an Ainge Material Contract.

(b) Each Ainge Contract that constitutes an Ainge Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) Except as set forth in Section 3.9(c) of the Ainge Disclosure Letter: (i) neither Ainge nor any of its Subsidiaries has violated or breached in any material respect, or committed any default in any material respect under, any Ainge Material Contract and (ii) to the Knowledge of Ainge, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any Ainge Material Contract.

(d) Except as set forth in Section 3.9(d) of the Ainge Disclosure Letter:

(i) no Ainge Company has had any determination of noncompliance, entered into any consent order relating to any Government Contract or Government Bid;

(ii) each Ainge Company has complied in all material respects with all Legal Requirements with respect to all Government Contracts and Government Bids; and

(iii) no Ainge Company has, nor to the Knowledge of Ainge have any of the Ainge Employees, been barred or suspended from doing business with any Governmental Body.

3.10 Compliance with Legal Requirements; Regulatory Matters. Each of the Ainge Companies is, and since January 1, 2015 has been, in compliance with all applicable Legal Requirements, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to have an Ainge Material Adverse Effect. Since January 1, 2015 through the date hereof, none of the Ainge Companies has received any written notice or other written communication from any Governmental Body (i) regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Body.

3.11 Anti-Corruption Compliance; Export Control and Sanctions Compliance.

(a) Since January 1, 2013, no Ainge Company nor, to the Knowledge of Ainge, any of their respective agents, channel partners, resellers, or representatives with respect to the business of the Ainge Companies (i) has directly or indirectly offered, promised or made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form; (ii) is or has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirements, including the FCPA or the UK Bribery Act 2010; and (iii) has received any notice from, voluntarily provided any notice to, or, to the Knowledge of Ainge, has been investigated by, a Governmental Body with respect to the business of the Ainge Companies or an Ainge Company that alleges any of the foregoing. Since January 1, 2013, each of the Ainge Companies has had an operational program, including policies, procedures and training, intended to enhance awareness of any compliance with all applicable anti-bribery, anti-corruption or other similar Legal Requirements. With respect to any relevant portion of the business of Ainge or an Ainge Company that was acquired by Ainge after January 1, 2013, the foregoing representation is made to the Knowledge of Ainge with respect to the time period between January 1, 2013 and such acquisition.

(b) Since January 1, 2013, the Ainge Companies and all directors, officers, and to the Knowledge of Ainge, the employees of the Ainge Companies, have complied and are in compliance, in all material respects, with applicable provisions of the Export Control Laws and Sanctions.

(c) None of the Ainge Companies, any of their directors or officers or, to the Knowledge of Ainge, any of their respective employees, agents, channel partners, resellers or representatives, is a Sanctioned Person.

(d) Without limiting the foregoing, since January 1, 2013, no Legal Proceeding, complaint, claim, charge, investigation, or voluntary disclosure related to the Export Control Laws or Sanctions is or has been imposed, pending or, to the Knowledge of Ainge, threatened against the Ainge Companies or any of their respective officers or directors or, to the Knowledge of Ainge, any of their respective employees, agents, channel partners, resellers, or representatives, by or before any Governmental Body.

(e) Since January 1, 2013, the Ainge Companies have obtained all approvals or licenses necessary for exporting and importing the Ainge Products in accordance with all applicable Export Control Laws and import laws.

(f) Without limiting the foregoing, since January 1, 2013, each of the Ainge Companies has had an operational program, including policies, procedures and training, reasonably designed to ensure compliance with all applicable Export Control Laws and Sanctions.

3.12 Governmental Authorizations. The Ainge Companies hold all Governmental Authorizations necessary to enable the Ainge Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted, including all Governmental Authorizations required under Environmental Laws, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to have an Ainge Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect. Each Ainge Company is, and at all times since January 1, 2015 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have an Ainge Material Adverse Effect.

3.13 Tax Matters.

(a) Each material Tax Return required to be filed by or on behalf of the respective Ainge Companies with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “Ainge Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All material Taxes required to be paid by or with respect to the Ainge Companies have been duly paid, except for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b) No Ainge Company and no Ainge Company Return is subject to an audit with respect to Taxes by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Ainge Company Returns has been granted (by Ainge or any other Person), and no such extension or waiver has been requested from any Ainge Company.

(c) No claim or Legal Proceeding is pending, has been asserted in writing or, to the Knowledge of Ainge, has been threatened against or with respect to any Ainge Company in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by any Ainge Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Ainge Companies and with respect to which adequate reserves for payment have been established on the Ainge Interim Balance Sheet). There are no liens for material Taxes upon the assets of any of the Ainge Companies except Permitted Encumbrances.

(d) There are no Contracts relating to the allocation, sharing or indemnification of Taxes to which any Ainge Company is a party, other than (i) the Tax Matters Agreement and (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes.

(e) No Ainge Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f) The Ainge Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, shareholder or other Person.

(g) No written claim has ever been made by any Governmental Body in a jurisdiction where an Ainge Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(h) No Ainge Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(i) Ainge is not and has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) No Ainge Company has taken any action or, assuming full knowledge of the terms of this Agreement and the Ancillary Agreements, knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) As of the date hereof, neither Ainge nor Merger Sub knows of any reason why it would not be able to deliver the representations set forth in certificates of officers of Ainge and Merger Sub, upon which the applicable law or accounting firms may rely in rendering the Ainge Tax Opinion and the Fox Tax Opinion, or why Ainge would not be able to obtain the opinion contemplated by Section 6.7(a).

(l) Sections 3.13 and 3.14 contain the sole and exclusive representations and warranties of Ainge and Merger Sub herein with respect to Tax matters.

3.14 Employee and Labor Matters; Benefit Plans.

(a) Section 3.14(a) of the Ainge Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material Ainge Benefit Plan. Ainge has delivered or Made Available to Fox accurate and complete copies of the following with respect to each material Ainge Benefit Plan, as applicable: (i) all documents setting forth the terms of each such Ainge Benefit Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description; (iii) the most recent annual report (Form 5500 series), if any; and (iv) the most recent IRS determination or opinion letter issued with respect to any Ainge Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) Except as set forth in Section 3.14(b) of the Ainge Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, (i) each of the Ainge Companies and Ainge

Affiliates has performed in all material respects all obligations required to be performed by it under each Ainge Benefit Plan; (ii) each Ainge Benefit Plan has been established and maintained in all material respects in accordance with its terms and applicable Legal Requirements; (iii) as of the date of this Agreement, there are no material audits or inquiries pending or, to the Knowledge of Ainge, threatened by the IRS, the DOL or any other Governmental Body with respect to any such Ainge Benefit Plan (or any fiduciary thereof); and (iv) as of the date of this Agreement, there are no material actions, suits or claims pending, or to the Knowledge of Ainge, threatened or reasonably anticipated (other than routine claims for benefits) against any such Ainge Benefit Plan, or against the assets of any such Ainge Benefit Plan.

(c) Each Ainge Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and to the Knowledge of Ainge, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as set forth in Section 3.14(d) of the Ainge Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, (i) none of the Ainge Companies or any Ainge Affiliate has ever maintained, established, sponsored, participated in or contributed to any: (A) “defined benefit plan” within the meaning of Section 3(35) of ERISA or pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code; (B) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (C) “multiple employer plan” described in Section 413 of the Code; or (D) defined benefit pension plan that is subject to any Legal Requirements other than United States federal, state or local Legal Requirements and (ii) no Ainge Benefit Plan provides (except at no cost to the Ainge Companies or any Ainge Affiliate), or reflects or represents any liability of any of the Ainge Companies or any Ainge Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Ainge Employee, except as may be required by COBRA or other applicable Legal Requirements.

(e) Except as set forth in Section 3.14(e) of the Ainge Disclosure Letter, none of the Ainge Companies has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(f) Except as set forth in Section 3.14(f) of the Ainge Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge or the imposition of Tax on any Ainge Associate under Section 409A(a)(1)(B) of the Code, each Ainge Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance in all material respects with Section 409A of the Code and has complied in all material respects with applicable documentary requirements of Section 409A of the Code.

(g) None of the execution or delivery of this Agreement, stockholder approval of this Agreement, the consummation of the Merger or any of the other Contemplated Transactions will not, either alone or in conjunction with any other event: (i) entitle any Ainge Associate to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Ainge Associate; or (iii) accelerate the time of payment, funding or vesting of amounts due to any Ainge Associate.

(h) Except as set forth in Section 3.14(h) of the Ainge Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, each material Ainge Benefit Plan that primarily covers Ainge Associates based outside of the United States and/or that is subject to any Legal Requirement other than United States federal, state or local Legal Requirements (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Legal Requirements; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of

Ainge, no event has occurred since the date of the most recent approval or application therefor relating to any such plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; and (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Legal Requirements. With respect to each Ainge Governmental Plan, (i) Ainge and the Ainge Affiliates have complied in all material respects with the requirements thereof and (ii) no liability has been incurred by Ainge or any Ainge Affiliates with respect thereto that has not been satisfied in full (other than with respect to amounts for which the due date without penalty has not yet occurred).

(i) Except as set forth in Section 3.14(i) of the Ainge Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, Ainge and its Affiliates, including the Ainge Companies, are in compliance in all material respects with all Legal Requirements relating to terms and conditions of employment, employment practices, wages, hours, and other labor related matters with respect to the Ainge Employees.

(j) Except as set forth in Section 3.14(j) of the Ainge Disclosure Letter or as would not reasonably be expected to result in material liability to Ainge, (i) as of the date of this Agreement, none of the Ainge Companies is a party to any Collective Bargaining Agreement and there are no labor organizations, employee representatives or works councils representing, purporting to represent or, to the Knowledge of Ainge, seeking to represent any employees of any of the Ainge Companies; (ii) since January 1, 2016 through the date hereof, there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Ainge Companies or any of their employees; (iii) as of the date of this Agreement, there are no pending, and, to the Knowledge of Ainge, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action or picketing; (iv) as of the date of this Agreement, there is no material claim or grievance pending or, to the Knowledge of Ainge, threatened against any Ainge Company arising under any Collective Bargaining Agreement; and (v) as of the date of this Agreement, there are no labor or contractual claims that may be asserted by any labor organization, employee representative or works council that could prevent, materially delay or materially impair the consummation of the Merger or any of the other Contemplated Transactions or otherwise have a Ainge Material Adverse Effect.

(k) All contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made in respect of any Ainge Benefit Plan and any Ainge Governmental Plan, under the terms of any such Ainge Benefit Plan or Ainge Governmental Plan, related funding arrangement or in accordance with applicable Legal Requirements, have, in all material respects, been paid within the time so prescribed or have been properly accrued in accordance with GAAP, except as would not reasonably be expected to result in material liability to Ainge.

3.15 Environmental Matters. The Ainge Companies have complied with all Environmental Law and, to the Knowledge of Ainge, no capital or other expenditure (other than as provided in the Ainge SEC Documents) is required to achieve or maintain such compliance, except where any such failure to comply or expenditure would not, individually or in the aggregate, be reasonably expected to have an Ainge Material Adverse Effect. None of the Ainge Companies has received any written notice or request for information alleging that it is in violation of, or may have any liability under, any Environmental Law, except for any such notice or request that would not, individually or in the aggregate, be reasonably expected to have an Ainge Material Adverse Effect. There has been no Hazardous Materials Event, except where any such Hazardous Materials Event would not, individually or in the aggregate, be reasonably expected to have an Ainge Material Adverse Effect. Ainge has no Knowledge of any environmental investigation, audit, assessment, study, test or analysis, the purpose of which was to discover, identify, or otherwise characterize the condition of the soil, groundwater, air or the presence of Hazardous Materials, or to identify noncompliance with Environmental Laws by any of the Ainge Companies, at any location at which the business of the Ainge Companies has been conducted. The Ainge

Companies have no Environmental Liabilities (including any Environmental Liabilities retained or assumed contractually or by operation of any Legal Requirement) that would reasonably be expected to have an Ainge Material Adverse Effect.

3.16 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, an Ainge Material Adverse Effect, each insurance policy and self-insurance program and arrangement relating to the business of the Ainge Companies and the Ainge Companies is binding and in full force and effect as of the date of this Agreement. With respect to each such insurance policy, and except as would not reasonably be expected to have, individually or in the aggregate, an Ainge Material Adverse Effect, (i) all premiums with respect thereto are currently paid; (ii) none of the Ainge Companies is in breach or default and, to the Knowledge of Ainge, no event has occurred which, with notice or lapse or time, would constitute a breach or default or permit termination or modification of the policy; (iii) none of the Ainge Companies has received any written notice of cancellation or non-renewal of the policy; and (iv) the consummation of the Contemplated Transactions will not cause a breach, termination or modification of the policy.

3.17 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.17(a) of the Ainge Disclosure Letter, as of the date hereof, there is no material pending and served Legal Proceeding (including pursuant to Environmental Law) affecting the Assets of Ainge, the business of Ainge or any of the Ainge Companies, or (to the Knowledge of Ainge) any pending but not served Legal Proceeding affecting the business of Ainge, the Assets of Ainge or the Ainge Companies and no Person has threatened in writing or, to the Knowledge of Ainge, orally, to commence any material Legal Proceeding affecting the Ainge Companies.

(b) As of the date hereof, there is no material Order (including pursuant to Environmental Law) to which any of the Ainge Companies, or any of the Assets of Ainge, is subject. To the Knowledge of Ainge, no officer or other key employee of any of the Ainge Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Ainge Companies.

3.18 Customers and Suppliers.

(a) Section 3.18(a) of the Ainge Disclosure Letter sets forth a correct and complete list of the twenty (20) largest customers of Ainge Companies on a consolidated basis, based on revenues generated during the 12 month period ended December 31, 2017 (the “Ainge Top Customers”), and the amount of revenues attributable to each such Ainge Top Customer during that period.

(b) Section 3.18(b) of the Ainge Disclosure Letter sets forth a correct and complete list of the top ten (10) vendors or suppliers of the Ainge Companies, on a consolidated basis, based on expenditures made during the 12 month period ended December 31, 2017 (the “Ainge Top Suppliers”), and the amount of the expenditures attributable to each such Ainge Top Supplier during that period.

(c) Since January 1, 2017 through the date hereof, none of the Ainge Companies has received, from any Ainge Top Customer or Ainge Top Supplier, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Ainge Top Customer’s or Ainge Top Supplier’s relationship with the applicable Ainge Company or (ii) indicating a material breach of the terms of any Contracts with such Ainge Top Customers or Ainge Top Suppliers.

3.19 Authority; Binding Nature of Agreement. Each of Ainge and Merger Sub have all requisite corporate right, power and authority to enter into and perform their respective obligations under this Agreement, the Distribution Agreement and the other Transaction Documents, as applicable, to which it is a party and, subject to obtaining the Required Ainge Stockholder Vote and the Required Merger Sub Stockholder Vote, respectively, to consummate the Contemplated Transactions. The Ainge Board (at a meeting duly called and held and not subsequently rescinded or modified in any way) and Ainge, as the sole stockholder of Merger Sub, have: (a) determined that this Agreement and the Merger are advisable and fair to, and in the best interests of, Ainge and its stockholders and (b) authorized and approved the execution, delivery and performance of this Agreement by Ainge and the issuance of shares of Ainge Common Stock pursuant to this Agreement; and (c) recommended the approval of the issuance of the Ainge Common Stock pursuant to this Agreement for purposes of Nasdaq Listing Rule 5635 by the holders of Ainge Common Stock and directed that the issuance of such shares be submitted for consideration by Ainge’s stockholders at the Ainge Stockholders’ Meeting. This Agreement has been duly executed and delivered by Ainge and Merger Sub, and, subject to the adoption of this Agreement by Ainge as sole stockholder of Merger Sub, and assuming the due authorization, execution and delivery of this Agreement by Fox and Newco, this Agreement constitutes a legal, valid and binding obligation of each of Ainge and Merger Sub, enforceable against each of Ainge and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.20 Ownership of Fox Common Stock. None of Ainge or, to the Knowledge of Ainge, any of its “affiliates” or “associates” is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to Fox. No Takeover Statute applies to Ainge or Merger Sub with respect to this Agreement, the other Transaction Documents or the Contemplated Transactions.

3.21 Vote Required. The only vote of Ainge’s stockholders required to consummate the Contemplated Transactions is the affirmative vote of the holders of a majority of the shares of Ainge Common Stock present in person or by proxy at the Ainge Stockholders’ Meeting in favor of the approval of the issuance of the Ainge Common Stock pursuant to this Agreement for the purpose of approving such issuance pursuant to Nasdaq Listing Rule 5635 (the “Required Ainge Stockholder Vote”). The affirmative vote of the holders of a majority of the voting power of the shares of common stock of Merger Sub (the “Required Merger Sub Stockholder Vote”) is the only vote of the holders of any class or series of Merger Sub’s capital stock necessary to adopt this Agreement or consummate the Contemplated Transactions. Ainge is the sole stockholder of record of Merger Sub.

3.22 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and all applicable foreign Competition Laws, the listing requirements of the NASDAQ Global Select Market and the requirements of the New York Stock Exchange, except as set forth in Section 3.22 of the Ainge Disclosure Letter, neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of any of the Ainge Companies;

(b) contravene, conflict with or result in a violation of, any Legal Requirement or any Order to which any of the Ainge Companies, or any of the assets owned or used by any of the Ainge Companies, is subject, except where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to have an Ainge Material Adverse Effect;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Ainge Companies or that otherwise relates to the business of the Ainge Companies or to any of the assets owned or used by any of the Ainge Companies, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification, individually or in the aggregate, would not reasonably be expected to have an Ainge Material Adverse Effect;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Ainge Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Ainge Material Contract; (ii) accelerate the maturity or performance of any such Ainge Material Contract (other than any Ainge Benefit Plan); or (iii) cancel, terminate or modify any right, benefit, obligation or other term of such Ainge Material Contract, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have an Ainge Material Adverse Effect; or

(e) result in the imposition or creation of any material Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any of the Ainge Companies, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have an Ainge Material Adverse Effect.

Except as may be required by the Securities Act, the Exchange Act, state securities laws or “blue sky” laws, the DGCL, the HSR Act, all applicable foreign Competition Laws, the listing requirements of the NASDAQ Global Select Market and the requirements of the New York Stock Exchange, neither Ainge nor any of the Ainge Companies is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, be material to the Ainge Companies.

3.23 Financial Advisor. Except for Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Ainge or any of its Subsidiaries.

3.24 Valid Issuance. The Ainge Common Stock to be issued pursuant to the Merger has been duly authorized and, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable and will not be subject to any restriction on resale under the Securities Act, other than restrictions imposed by Rules 144 and 145 under the Securities Act.

3.25 Direct Sales Financing.

(a) (i) On or prior to the date of this Agreement, Ainge has delivered to Fox true, complete and fully executed copies of the Direct Sales Commitment Letter. As of the date of this Agreement, (x) the Direct Sales Commitment Letter has not been amended, waived or modified in any respect; and (y) the respective commitments contained in the Direct Sales Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect. As of the date of this Agreement, except for the Direct Sales Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the Direct Sales Financing, other than as expressly set forth in the Direct Sales Commitment Letter and delivered to Fox on the date of this Agreement.

(ii) As of the date of this Agreement, the Direct Sales Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Ainge and, to the Knowledge of Ainge, the other parties thereto, enforceable against Ainge, and to the Knowledge of Ainge, each of the other parties thereto in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. As of the date of this Agreement, assuming (x) compliance by Fox and Newco with the covenants and obligations contained in this Agreement and (y) the accuracy of the representations and warranties made by Fox and Newco in this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Ainge, its Affiliates or, to the Knowledge of Ainge, any other party to the Direct Sales Commitment Letter under any term or condition of the Direct Sales Commitment Letter or would result in any portion of the financing contemplated thereby being unavailable or delayed. Ainge has fully paid any and all commitment fees, any other fees or any other amounts required by the Direct Sales Commitment Letter to be paid on or before the date of this Agreement. Assuming (w) the Direct Sales Purchase Price has not been increased from the amount therefor set forth in Section 1.4 as of the date hereof, (x) the Direct Sales Financing is funded in accordance with the Direct Sales Commitment Letter, (y) compliance by Fox and Newco with the covenants and obligations contained in this Agreement and (z) the accuracy of the representations and warranties made by Fox and Newco in this Agreement, the aggregate proceeds from the Direct Sales Financing will be sufficient to fund Ainge’s purchase of the Direct Sales Assets and Direct Sales Entities (and their Subsidiaries) as contemplated by this Agreement and the Distribution Agreement. Other than as set forth in the Direct Sales Commitment Letter, there are no conditions precedent to the funding of the full amount of the Direct Sales Financing. As of the date of this Agreement, assuming (x) compliance by Fox and Newco with the covenants and obligations contained in this Agreement and (y) the accuracy of the representations and warranties made by Fox and Newco in this Agreement, Ainge (i) is not aware of any fact, occurrence or condition that would cause the commitments provided in the Direct Sales Commitment Letter to be terminated or to become ineffective and (ii) has no reason to believe that any of the conditions to the Direct Sales Financing (which are within its control) will not be satisfied on a timely basis or that the Direct Sales Financing will not be available to Ainge immediately prior to the closing of the Direct Sales. The parties hereto agree that it shall not be a condition to the Closing for Ainge to obtain the Direct Sales Financing or the Alternative Direct Sales Financing.

(b) Assuming (i) the accuracy of the representations and warranties set forth in Section 2 and (ii) satisfaction of the conditions to Ainge’s obligation to consummate the Merger, or waiver of such conditions, upon the consummation of the Contemplated Transactions and the other Transaction Documents, (A) Ainge will not be insolvent; (B) Ainge will not be left with unreasonably small capital; (C) Ainge will not have incurred debts or other Liabilities beyond its ability to pay such debts or other Liabilities as they mature; and (D) the capital of Ainge will not be impaired.

(c) Ainge has not taken any action and will not take any action that would cause the representations in Section 2.26 to be untrue in any respect.

3.26 Acknowledgement by Ainge. Neither Ainge nor Merger Sub is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 2. The representations and warranties by Fox and Newco contained in Section 2 constitute the sole and exclusive representations and warranties of Fox, the A&S Companies and their respective Representatives in connection with the Contemplated Transactions and each of Ainge and Merger Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Fox. Without limiting the generality of the foregoing, each of Ainge and Merger Sub acknowledges that, except for the representations and warranties of Fox and Newco contained in Section 2, no representations or warranties are made by Fox, the A&S Companies or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Ainge or Merger Sub or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Ainge or Merger Sub or any of their respective Representatives.

3.27 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions and it has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions.

4.	CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD

4.1 Access and Investigation. During the period commencing on the date of this Agreement and ending as of the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), subject to applicable Legal Requirements, upon reasonable notice, Fox and Ainge shall each, and shall cause each of their respective Subsidiaries to: (i) provide the Representatives of the other party with reasonable access during normal business hours (insofar as such access is reasonably required by the requesting party) to its Representatives and assets and to all existing books, records, work papers and other documents and information relating to such Entity or any of its Subsidiaries (but in the case of Fox and its Subsidiaries, solely as it relates to the A&S Business or the A&S Companies), in each case as reasonably requested by Ainge or Fox, as the case may be, and (ii) provide the Representatives of the other party with such copies of the existing books, records, work papers and other documents and information relating to such Entity and its Subsidiaries (but in the case of Fox and its Subsidiaries, solely as it relates to the A&S Business or the A&S Companies) as reasonably requested by Ainge or Fox, as the case may be. During the Pre-Closing Period, Fox and Ainge shall, and shall use reasonable best efforts to cause their respective Representatives to, cause their senior officers to meet, upon reasonable notice and during normal business hours, with their respective officers responsible for Fox’s and Ainge’s financial statements and the internal controls, respectively, to discuss such matters as Fox or Ainge may deem necessary or appropriate in order to enable Ainge to comply following the Closing with the Sarbanes-Oxley Act and the rules and regulations relating thereto. Subject to Section 5.3 and without limiting the generality of any of the foregoing, during the Pre-Closing Period, Fox and Ainge shall provide the other with copies of any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the A&S Companies or the Ainge Companies, respectively, in connection with the Merger or any of the other Contemplated Transactions a reasonable time in advance of the filing or sending of such document in order to permit a review thereof. Nothing herein shall require Fox or Ainge to disclose any information if such disclosure would jeopardize any attorney-client privilege or contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement; provided that the parties shall cooperate to disclose such information to the extent possible without jeopardizing such privilege or contravening such Legal Requirements or binding agreements. All information exchanged pursuant to this Section 4.1 shall be subject to the Confidentiality Agreement. This Section 4.1 shall not apply with respect to any Tax matters.

4.2 Operation of the Business of the A&S Companies.

(a) During the Pre-Closing Period, except as set forth in Section 4.2(a) of the Fox Disclosure Letter, as otherwise contemplated by this Agreement, the Distribution Agreement (including, for the avoidance of doubt, the Internal Restructuring, the Newco Transfer, the transfer or advance of Excluded Assets (including cash) and Excluded Liabilities, and the Distribution, each as described therein), any other Transaction Document, as required by Legal Requirements or if Ainge shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed): (i) Fox shall use its commercially reasonable efforts to ensure that the A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business) conduct their business and operations in the ordinary course in all material respects; (ii) Fox shall cause Newco to not operate any business other than the A&S Business; and (iii) to the extent consistent therewith, Fox shall use its commercially reasonable efforts to ensure that the A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business) preserve intact the material components of their current business organization (it being understood that Fox shall not have any requirement to pay retention bonuses or enter into similar arrangements without Ainge’s agreement to fully reimburse Fox), and maintain their relations and goodwill in all material respects with all material suppliers, material customers, material licensors, and Governmental Bodies, in each case solely with respect to the A&S Business; provided, however, that no action by Fox or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Except as set forth in Section 4.2(b) of the Fox Disclosure Letter, during the Pre-Closing Period, Fox shall not (solely to the extent it relates to the A&S Business or the A&S Companies), and Fox shall ensure that Newco and each of the other A&S Companies and the Direct Sales Asset Sellers (to the extent related to the A&S Business) does not (in each case, except as otherwise contemplated by this Agreement, the Distribution Agreement (including, for the avoidance of doubt, the Internal Restructuring, the Newco Transfer, the transfer or advance of Excluded Assets (including cash) and Excluded Liabilities, and the Distribution, each as described therein), any other Transaction Document, as required by Legal Requirements or with the prior written consent of Ainge, which consent shall not be unreasonably withheld, conditioned or delayed):

(i) sell, issue, grant, redeem, authorize the sale, issuance, grant or redemption of, or publicly announce its intention to sell, issue, grant or redeem: (A) any capital stock, membership interest or other securities; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that Fox may issue shares of Fox Common Stock upon the exercise or vesting of Fox Equity Awards outstanding as of the date of this Agreement (it being understood that, consistent with clauses (ii) and (vi) hereof, any rights to exercise or vest shall not be accelerated); provided, further, that for the avoidance of doubt, this Section 4.2(b)(i) does not limit Fox in respect of its capital stock or other securities to the extent not related to the A&S Business or A&S Companies);

(ii) with respect to any Fox Equity Awards, except as otherwise required by the terms of any Fox Benefit Plan as in effect on the date of this Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Fox Equity Plan; (B) amend any provision of any agreement evidencing any outstanding Fox Equity Award; or (C) otherwise modify any of the terms of any outstanding Fox Equity Award, warrant or other security or any related Contract;

(iii) amend or permit the adoption of any amendment to the Organizational Documents of any A&S Company;

(iv) with respect to the A&S Business, make or commit to make any capital expenditure outside the ordinary course of business (except that the A&S Companies may make any capital expenditure that: (A) is provided for in such A&S Company’s capital expense budget delivered to Ainge prior to the date of this Agreement or (B) when added to all other capital expenditures made on behalf of all of the A&S Companies since the date of this Agreement but not provided for in the A&S Companies’ capital expense budgets delivered to Ainge prior to the date of this Agreement, does not exceed $1,000,000 in the aggregate per calendar quarter);

(v) other than in the ordinary course of business (i) amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, any Newco Material Contract, any Contract with an A&S Top Customer or A&S Top Supplier, or any other Contract that is material to the A&S Companies (taken as a whole), other than termination thereof upon the expiration of any such Contract in accordance with its terms or upon a material breach thereof by the counterparty thereto or (ii) enter into a Contract that would be a Newco Material Contract under clauses (v) or (xi) of the definition thereof;

(vi) other than to the extent either contemplated by the Employee Matters Agreement or as required by applicable Legal Requirements or the terms of any Fox Benefit Plan, Fox Governmental Plan or Collective Bargaining Agreement, in each case as in effect as of the date of this Agreement, (A) establish, adopt, enter into or amend any Fox Benefit Plan or Collective Bargaining Agreement, in each case of which any Newco Employee is a beneficiary or a party; (B) pay any bonus or make any profit-sharing or similar payment to, pay any severance, retention or change-of-control or similar benefits, or increase the compensation or benefits of any Newco Employees (except that Fox may: (1) increase the compensation or benefits of any Newco Employees in the ordinary course of business consistent with past practice (provided that in no event shall the aggregate value of such increases exceed 10% of the aggregate value of such compensation or benefits as of the date hereof); (2) amend applicable Fox Benefit Plans in a manner that either applies to all employees of Fox in the applicable jurisdiction generally or would not reasonably be expected to result in material liability or material cost to Ainge; (3) make bonus payments and profit sharing payments to Newco Employees in the ordinary course of business consistent with past practice pursuant to any Fox Benefit Plan existing as of the date hereof and delivered or Made Available to Ainge in accordance with Section 2.14(a) (or if unwritten, a written description thereof delivered or Made Available to Ainge in accordance with Section 2.14(a)); (4) enter into compensation arrangements with any prospective Newco Employee in the ordinary course of business consistent with past practice; (5) increase the amount of compensation payable in connection with the promotion of any Newco Employee in the ordinary course of business consistent with past practice); (C) plan, announce, implement or effect any reduction in force or layoff with respect to ten percent (10%) or more of the Newco Employees; (D) transfer or relocate any Newco Employee (whether within the A&S Business, or to Fox or any Fox Affiliate, or otherwise), other than to fill an open position within the A&S Business or in accordance with the Employee Matters Agreement; (E) transfer the employment or services of any employee or other service provider of Fox to the A&S Companies, other than to fill an open position within the A&S Business or in accordance with the Employee Matters Agreement; or (F) hire more than 40 individuals who would be Newco Employees if employed on the date hereof (except that Fox may (1) hire additional individuals in the ordinary course of business consistent with past practice to replace departing employees, provided that the compensation and benefits from any such new hire are substantially similar to those provided to the departing employee and the base salary of such new hire does not exceed $200,000 per annum; or (2) transfer the employment of non-Newco employees from Newco to Fox and Newco Employees from Fox to Newco in accordance with the Employee Matters Agreement).

(vii) with respect to the A&S Business, acquire any equity interest or other interest in any other Entity or acquire, lease or license any right or other asset or property from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset or property to any other Person (except in each case for: (A) assets or properties acquired, leased, licensed or disposed of by the A&S Companies in the ordinary course of business; (B) assets or properties that are immaterial to the business of the A&S Companies; (C) sales of inventory or other assets or properties in the ordinary course of business) or (D) acquisitions for cash consideration that does not exceed $10,000,000 in the aggregate);

(viii) except in connection with the Financing set forth in Section 5.15 make any pledge of any of the Newco Assets or Direct Sales Assets or any assets of any Direct Sales Entities or permit any of the Newco Assets or any Direct Sales Assets to become subject to any Encumbrances, in each case other than Permitted Encumbrances;

(ix) with respect to the A&S Companies, (A) make or forgive any loans, advances or capital contributions to any Person (other than (x) routine travel and business expense advances made to directors or employees in the ordinary course of business or (y) loans to Fox or any of its Subsidiaries) or (B) subject to Section 1.7 of the Distribution Agreement and except as set forth in Sections 5.15 and 5.16, incur or guarantee any Indebtedness in excess of $2,500,000 in the aggregate;

(x) with respect to the A&S Companies or the A&S Business, other than (A) in the ordinary course of business and consistent with past practices or (B) as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

(xi) with respect to the A&S Companies or the A&S Business, except as permitted pursuant to Section 5.12 or as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect, settle, pay, discharge or satisfy any Legal Proceeding or other material claim;

(xii) with respect to the A&S Business, enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(xiii) permit to expire or fail to timely renew any material Governmental Authorization;

(xiv) with respect to the A&S Companies or the A&S Business, change in any material respect its cash management practices, policies or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, from such practices, policies or procedures with respect thereto used by the A&S Business in the ordinary course of business consistent with past practice, including (A) taking (or omitting to take) any action that would have the effect of materially accelerating revenues, cash receipts or the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take the place or be incurred in post-Closing periods or (B) taking (or omitting to take) any action that would have the effect of materially delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xv) take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 4.2);

(xvi) other than in the ordinary course of business and consistent with past practice, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Newco IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material Newco IP;

(xvii) other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the A&S Companies; or

(xviii) agree or commit to take any of the actions described in clauses (i) through (xvii) of this Section 4.2(b).

(c) During the Pre-Closing Period, Fox shall promptly notify Ainge in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6 impossible or that has had or would reasonably be expected to have or result in a Newco Material Adverse Effect. No notification given to Ainge pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Fox contained in this Agreement or the conditions to the obligations of the parties under this Agreement; provided, however, that a failure to comply with this Section 4.2(c) will not constitute the failure of any condition set forth in Section 6 to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Section 6 to be satisfied.

4.3 Operation of the Business of the Ainge Companies.

(a) During the Pre-Closing Period, except as set forth in Section 4.3(a) of the Ainge Disclosure Letter, as otherwise contemplated by this Agreement, the other Transaction Documents, as required by Legal Requirements or if Fox shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed): (i) Ainge shall use its commercially reasonable efforts to ensure that the Ainge Companies conduct their business and operations in the ordinary course in all material respects; and (ii) to the extent consistent therewith, Ainge shall use its commercially reasonable efforts to ensure that the Ainge

Companies preserve intact the material components of their current business organization, and maintain their relations and goodwill in all material respects with all material suppliers, material customers, material licensors, and Governmental Bodies; provided, however, that no action by Ainge or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.3(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Except as set forth in Section 4.3(b) of the Ainge Disclosure Letter, during the Pre-Closing Period, Ainge shall not, and Ainge shall ensure that each of the other Ainge Companies does not (in each case, except as otherwise contemplated by this Agreement, any other Transaction Documents, as required by Legal Requirements or with the prior written consent of Fox, which consent shall not be unreasonably withheld, conditioned or delayed):

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than: (A) dividends or distributions between or among any of the Ainge Companies; (B) in connection with the withholding of Taxes in connection with the vesting of Ainge Equity Awards (to the extent required by the their terms as of the date of this Agreement or in the ordinary course consistent with past practice) or forfeitures of Ainge Equity Awards; and (C) regular quarterly dividends of not more than $0.17 per share payable in accordance with past practice (including with respect to the timing of declaration and payment);

(ii) sell, issue, grant, redeem, authorize the sale, issuance, grant or redemption of, or publicly announce its intention to sell, issue, grant or redeem: (A) any capital stock, membership interest or other securities; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that (1) Ainge may issue shares of Ainge Common Stock upon the vesting of any Ainge Equity Awards outstanding as of the date of this Agreement or granted in accordance with clause (2) (it being understood that, consistent with clauses (iii) and (vii) hereof, any rights to exercise or vest shall not be accelerated) and (2) Ainge may make grants of equity awards relating to shares of Ainge Common Stock under the Ainge Equity Plans in the ordinary course of business consistent with past practice; provided that in no event may such grant (x) exceed 50,000 shares of Ainge Common Stock in the aggregate or (y) be subject to vesting or payment as a result of the transactions contemplated hereby);

(iii) with respect to any Ainge Equity Awards, except as otherwise required by the terms of any Ainge Benefit Plan as in effect on the date of this Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Ainge Equity Plans; (B) amend any provision of any agreement evidencing any outstanding Ainge Equity Award; or (C) otherwise modify any of the terms of any outstanding Ainge Equity Award, warrant or other security or any related Contract;

(iv) amend or permit the adoption of any amendment to its Organizational Documents in any event to the extent reasonably likely to adversely affect the Contemplated Transactions;

(v) make any capital expenditure outside the ordinary course of business (except that the Ainge Companies may make any capital expenditure that: (A) is provided for in Ainge’s capital expense budget delivered to Fox prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of all of the Ainge Companies since the date of this Agreement but not provided for in Ainge’s capital expense budget delivered to Fox prior to the date of this Agreement, does not exceed $1,000,000 in the aggregate per calendar quarter);

(vi) acquire any equity interest or other interest in any other Entity or acquire, lease or license any right or other asset or property from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset or property to any other Person (except in each case for: (A) assets or properties acquired, leased, licensed or disposed of by Ainge in the ordinary course of business; (B) assets or properties that are immaterial to the business of the Ainge Companies; (C) sales of inventory or other assets or properties in the ordinary course of business; or (D) acquisitions for cash consideration that does not exceed $25,000,000 in the aggregate);

(vii) other than to the extent required by applicable Legal Requirements or the terms of any Ainge Benefit Plan, Ainge Governmental Plan or Collective Bargaining Agreement, in each case as in effect as of the date of this Agreement, (A) establish, adopt, enter into or amend any Ainge Benefit Plan or Collective Bargaining Agreement or (B) pay any bonus or make any profit-sharing or similar payment to, pay any severance, retention or change-of-control or similar benefits, or increase the compensation or benefits of any Ainge Employees (except that Ainge may: (1) make grants of Ainge Equity Awards in accordance with clause (ii); (2) increase the compensation or benefits of any Ainge Employees in the ordinary course of business consistent with past practice (provided that in no event shall the aggregate value of such increases exceed 10% of the aggregate value of such compensation or benefits as of the date hereof); (3) amend applicable Ainge Benefit Plans in a manner that either applies to all employees of Ainge in the applicable jurisdiction generally or would not reasonably be expected to result in material liability or material cost to Ainge; (4) make bonus payments and profit sharing payments to Ainge Employees in the ordinary course of business consistent with past practice pursuant to any Ainge Benefit Plan existing as of the date hereof and delivered or Made Available to Fox prior to the date hereof (or if unwritten, a written description thereof delivered or Made Available to Fox prior to the date hereof); (5) enter into compensation arrangements with any prospective Ainge Employee in the ordinary course of business consistent with past practice; or (6) increase the amount of compensation payable in connection with the promotion of any Ainge Employee in the ordinary course of business consistent with past practice;

(viii) (A) make or forgive any loans, advances or capital contributions to any Person (other than (x) routine travel and business expense advances made to directors or employees in the ordinary course of business or (y) loans to any other Ainge Company), or (B) (1) incur or guarantee any Indebtedness in excess of $25,000,000 in the aggregate or (2) except as set forth in Section 5.15 and Section 5.16, incur or guarantee any Indebtedness in the five (5) business days prior to the anticipated Closing Date; provided that the Ainge and its Subsidiaries shall be permitted to enter into interest rate and currency hedging transactions;

(ix) other than (A) in the ordinary course of business and consistent with past practices or (B) as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

(x) except as permitted pursuant to Section 5.12 or as would not, individually or in the aggregate, reasonably be expected to have an Ainge Material Adverse Effect, settle, pay, discharge or satisfy any Legal Proceeding or other material claim;

(xi) enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(xii) permit to expire or fail to timely renew any material Governmental Authorization;

(xiii) take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 4.3);

(xiv) other than in the ordinary course of business, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Ainge IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material Ainge IP;

(xv) other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the Ainge Companies; or

(xvi) agree or commit to take any of the actions described in clauses (i) through (xvi) of this Section 4.3(b).

(c) During the Pre-Closing Period, Ainge shall promptly notify Fox in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7 impossible or that has had or would reasonably be expected to have or result in an Ainge Material Adverse Effect. No notification given to Fox pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Ainge contained in this Agreement or the conditions to the obligations of the parties under this Agreement; provided, however, that a failure to comply with this Section 4.3(c) will not constitute the failure of any condition set forth in Section 7 to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Section 7 to be satisfied.

4.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Fox or Newco, directly or indirectly, the right to control or direct Ainge’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Ainge, directly or indirectly, the right to control or direct the operations of the A&S Business, or the business of Newco and the A&S Companies prior to the Effective Time. Prior to the Effective Time, each of Fox, Newco and Ainge shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

4.5 No Solicitation.

(a) During the Pre-Closing Period, Fox shall not, directly or indirectly, and Fox shall cause its Subsidiaries and use reasonable best efforts to cause the respective Representatives of Fox and the A&S Companies not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, Direct Sales Assets or an A&S Company;

(ii) furnish any information regarding the A&S Business, any of the Newco Assets, any of the Direct Sales Assets or any of the A&S Companies to any Person in connection with or in response to any Acquisition Proposal with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company;

(iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company;

(iv) approve, endorse or recommend any Acquisition Proposal with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company; or

(v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or any Acquisition Inquiry with respect to the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company;

provided, however, that nothing in this Agreement shall preclude Fox from considering, engaging in any discussions or negotiations regarding, or furnishing to any Person any information in connection with or in furtherance of, or entering into any agreement providing for or in connection with, any Acquisition Proposal with respect to Fox, its Subsidiaries, assets or businesses (not primarily targeted at the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company), so long as such agreement (i) provides for the acquisition by a third party, directly or indirectly, of outstanding shares of Fox Common Stock or assets of one or more other businesses of Fox (other than the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company); (ii) does not contemplate the termination of this Agreement; and (iii) would not reasonably be expected to prevent or impair Fox from complying with its obligations hereunder or consummating the Contemplated Transactions.

(b) During the Pre-Closing Period, Ainge shall not, directly or indirectly, and Ainge shall cause its Subsidiaries and use reasonable best efforts to cause the respective Representatives of the Ainge Companies not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Ainge or any Acquisition Inquiry with respect to Ainge;

(ii) furnish any information regarding any of the Ainge Companies to any Person in connection with or in response to any Acquisition Proposal with respect to Ainge or any Acquisition Inquiry with respect to Ainge;

(iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal with respect to Ainge or any Acquisition Inquiry with respect to Ainge;

(iv) approve, endorse or recommend any Acquisition Proposal with respect to Ainge or any Acquisition Inquiry with respect to Ainge; or

(v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or any Acquisition Inquiry with respect to Ainge;

provided, however, that prior to the approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by the Required Ainge Stockholder Vote (and in no event after obtaining the Required Ainge Stockholder Vote), this Section 4.5(b) shall not prohibit Ainge from furnishing information regarding the Ainge Companies (it being understood that in no event shall any of the Ainge Companies or their respective Representatives furnish any information regarding Fox or any of its Subsidiaries (including the A&S Companies) or the A&S Business) to, or entering into discussions and negotiations with, any Person in response to a bona fide Acquisition Proposal made after the date of this Agreement that is submitted to Ainge by such Person (and not withdrawn) which after consultation with its financial advisor and outside legal counsel, the Ainge Board determines in good faith is, or could reasonably be expected to result in, an Ainge Superior Offer if, (A) such Acquisition Proposal did not result from any material breach of any of the provisions set forth in this Section 4.5(b); (B) prior to furnishing any such information to such Person, Ainge receives from such Person an executed confidentiality agreement that contains customary provisions (including nondisclosure provisions, use restrictions and non-solicitation provisions) at least as favorable in the aggregate to Ainge as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement and allows for Ainge to comply with its obligations in this Agreement; (C) Ainge gives Fox written notice of the identity of such Person; and (D) Ainge furnishes or Makes Available any non-public information furnished or Made Available to such Person to Fox (to the extent such information has not been previously furnished or Made Available by Ainge to Fox) prior to or substantially concurrent with the time it is provided or made available to such Person.

(c) Each of Ainge and Fox shall promptly (and in no event later than 24 hours) after receipt of any Acquisition Proposal with respect to either (i) the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or (ii) Ainge, as the case may be, or Acquisition Inquiry with respect to either (x) the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or (y) Ainge, as the case may be, advise the other party to this Agreement orally and in writing of any such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any written Acquisition Proposal or Acquisition Inquiry and any other documentation in respect of such Acquisition Proposal or Acquisition Inquiry received from the proponent thereof or its Representative) that is made or submitted by any Person during the Pre-Closing Period. Each party receiving an Acquisition Proposal or Acquisition Inquiry shall keep the other party reasonably informed on a reasonably prompt basis with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry, including, with respect to an Acquisition Proposal or Acquisition Inquiry received by Ainge only, any negotiations with respect thereto and (ii) the status and terms of any material modification or proposed material modification thereto, including copies of any written materials (including e-mail correspondence) received from the proponent thereof or its Representative in connection with any such Acquisition Proposal or Acquisition Inquiry.

(d) Each of Ainge and Fox shall, and shall cause their respective Subsidiaries and use reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any discussions conducted on or before the date of this Agreement with any Person that relate to any Acquisition Proposal with respect to either (i) the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or (ii) Ainge, as the case may be, or Acquisition Inquiry with respect to either (x) the A&S Business, the Newco Assets, the Direct Sales Assets or an A&S Company or (y) Ainge, as the case may be, and request the prompt return or destruction of all confidential information previously furnished.

(e) Each of Fox (solely with respect to the A&S Business, the Newco Assets, the Direct Sales Assets and the A&S Companies) and Ainge agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any such party or any of its Subsidiaries is a party or under which any such party or any of its Subsidiaries has any rights, and will use its reasonable efforts to cause each such agreement to be enforced at the request of the other party to this Agreement except, in the case of Ainge, to the extent that the Ainge Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Ainge Board to its stockholders under applicable Legal Requirements.

5.	ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable after the date hereof (and in any event, within twelve (12) weeks after the date of this Agreement), Fox shall cause to be prepared the financial statements contemplated by Section 5.13(a). As promptly as reasonably practicable after the date such financial statements are delivered to Ainge, (i) Ainge shall cause to be filed with the SEC the Ainge Form S-4 Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus and (ii) Fox shall cause to be filed with the SEC a registration statement on Form 10 or a registration statement on Form S-1/S-4, as applicable (together with any amendments, supplements, prospectus or information statements thereto, the “Newco Registration Statements”) to register the shares of Newco Common Stock to be distributed in the Distribution. As promptly as reasonably practicable after the Ainge Form S-4 Registration Statement and the Newco Registration Statements have been declared effective, Fox shall file with the SEC a Schedule TO (together with any amendments thereto, the “Schedule TO”) if Fox elects to effect the Distribution in whole or in part by means of an Exchange Offer (as defined in the Distribution Agreement). Ainge and Fox shall file such other appropriate documents with the SEC as may be applicable. Each of Ainge and Fox shall: (A) cause the Ainge Form S-4

Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements and the Schedule TO (if applicable) to comply with the applicable rules and regulations promulgated by the SEC; (B) promptly notify the other of, cooperate with each other with respect to, provide the other party (and its Representatives) with a reasonable opportunity to review and comment on, and respond promptly to any comments of the SEC or its staff with respect to the Ainge Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable); (C) provide the other party (and its Representatives) with a reasonable opportunity to review and comment on the Ainge Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable), prior to filing of any such document with the SEC; (D) have each of the Ainge Form S-4 Registration Statement and the Newco Registration Statements become effective under the Securities Act and the Exchange Act, respectively, as promptly as reasonably practicable after each is filed with the SEC (it being understood that each of Ainge and Fox shall use its reasonable best efforts to cause the Ainge Form S-4 to become effective under the Securities Act prior to the date on which the financial statements included therein would become stale); and (E) keep each of the Ainge Form S-4 Registration Statement and the Newco Registration Statements effective through the Closing in order to permit the consummation of the Contemplated Transactions. Ainge shall cause to be filed with the SEC the Proxy Statement/Prospectus and shall cause the Proxy Statement/Prospectus to be mailed to Ainge’s stockholders, as promptly as reasonably practicable after the Ainge Form S-4 Registration Statement becomes effective under the Securities Act. Each of Ainge and Fox shall promptly furnish the other party all information concerning such party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If, at any time prior to the Effective Time, any event or circumstance shall be discovered by either Ainge or Fox, or either Ainge or Fox becomes aware of any information furnished by it, in either case, that should be disclosed in an amendment or supplement to the Ainge Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable) so that such document or documents would not include any untrue statement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such party: (i) shall promptly inform the other party thereof; (ii) shall provide the other party (and its Representatives) with a reasonable opportunity to review and comment on any amendment or supplement to the Ainge Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO prior to it being filed with the SEC; (iii) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) shall cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of Ainge or Fox (as the case may be). Fox acknowledges that Ainge’s ability to comply with its obligations under this Section 5.1 depend, in part, on Fox’s timely compliance with Section 5.13, and therefore Ainge shall be afforded a reasonable period to comply with such obligations based upon the timing of Fox providing the financial statements herein contemplated.

(b) Each of Ainge and Fox will also take all commercially reasonable actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with, in the case of the Ainge, the issuance of Ainge Common Stock pursuant to the Merger and, in the case of Fox, the issuance of shares of Newco Common Stock in the Distribution. If any state Takeover Statute or similar Legal Requirement shall become applicable to the Contemplated Transactions, each of the parties and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby or by the other Transaction Documents and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.2 Ainge Stockholders’ Meeting.

(a) As promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus, Ainge: (i) shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Ainge Common Stock (the “Ainge Stockholders’ Meeting”) to vote on a proposal to approve the issuance of shares of Ainge Common Stock pursuant to the Merger pursuant to Nasdaq Listing Rule 5635 and (ii) shall submit such proposal to such holders at the Ainge Stockholders’ Meeting. Except as set forth on Section 5.2(a) of the Ainge Disclosure Letter, Ainge shall not submit any other proposals for approval at the Ainge Stockholders’ Meeting without the prior written consent of Fox (such consent not to be unreasonably withheld, conditioned or delayed). Ainge in consultation with Fox shall set a record date for Persons entitled to notice of, and to vote at, the Ainge Stockholders’ Meeting and shall not change such record date without the prior written consent of Fox (such consent not to be unreasonably withheld, conditioned or delayed). Ainge shall use its reasonable best efforts to ensure that all proxies solicited by the Ainge Companies and their Representatives in connection with the Ainge Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, Ainge may after consultation with Fox adjourn or postpone the Ainge Stockholders’ Meeting: (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required by applicable Legal Requirement (or in connection with the settlement of any applicable litigation) is timely provided to Ainge’s stockholders; (ii) if as of the time for which the Ainge Stockholders’ Meeting is originally scheduled there are insufficient shares of Ainge Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Ainge Stockholders’ Meeting; (iii) if additional time is reasonably required to solicit proxies in favor of the approval of the issuance of shares of Ainge Common Stock pursuant to the Merger; or (iv) if Ainge has not materially breached its obligations under Section 4.5 and an unsolicited, bona fide written Acquisition Proposal is submitted to Ainge within ten (10) business days of the Ainge Stockholders’ Meeting (and not withdrawn), which Acquisition Proposal the Ainge Board determines in good faith, after consultation with its financial advisor and outside legal counsel, is, or could reasonably be expected to, result in an Ainge Superior Offer; provided, however, that the Ainge Stockholders’ Meeting shall not be postponed or adjourned later than the date that is ten (10) business days after the date on which Ainge receives such Acquisition Proposal (the “Initial Receipt Period”); provided that in the event the Ainge Board reaffirms the Ainge Board Recommendation during the Initial Receipt Period, the Ainge Stockholders’ Meeting may be postponed or adjourned to the date that is five (5) business days after the date the Ainge Board reaffirms the Ainge Board Recommendation; provided further that in no event shall any such postponement or adjournment result in Ainge establishing a new record date for such meeting. Unless this Agreement shall have been terminated in accordance with Section 8, nothing contained in this Agreement shall be deemed to relieve Ainge of its obligations to submit the issuance of shares of Ainge Common Stock pursuant to the Merger to its stockholders for a vote on the approval thereof. Unless this Agreement shall have been terminated in accordance with Section 8, Ainge’s obligation to hold the Ainge Stockholders’ Meeting pursuant to this Section 5.2(a) shall not be affected by the commencement, public proposal or public disclosure of communication to Ainge of any Acquisition Proposal with respect to Ainge or any Acquisition Inquiry with respect to Ainge or by any Ainge Change in Recommendation.

(b) Except to the extent permitted by Section 5.2(c): (i) the Ainge Board shall recommend that Ainge’s stockholders vote in favor of the issuance of shares of Ainge Common Stock pursuant to the Merger at the Ainge Stockholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Ainge Board recommends that Ainge’s stockholders vote to approve the issuance of shares of Ainge Common Stock pursuant to the Merger at the Ainge Stockholders’ Meeting (such determination and recommendation being referred to as the “Ainge Board Recommendation”); and (iii) the Ainge Board Recommendation shall not be directly or indirectly withdrawn or modified (or proposed to be withdrawn or modified) by the Ainge Board nor any committee thereof in a manner adverse to Fox (an “Ainge Change in Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 5.2(a) or elsewhere in this Agreement, at any time prior to the approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by the Required Ainge Stockholder Vote, the Ainge Board may (x) effect, or cause Ainge to effect, as the case may be, an Ainge Change in Recommendation, in the case of clause (i) and (ii) below or (y) cause Ainge to terminate this Agreement pursuant to Section 8.1(h), in the case of clause (i) below:

(i) if, (A) Ainge has not materially breached its obligations under Section 4.5 (it being understood that terminating this Agreement pursuant to Section 8.1(h) shall not be deemed a violation of Section 4.5); (B) after the date of this Agreement, an unsolicited, bona fide written Acquisition Proposal is made to Ainge and is not withdrawn; (C) the Ainge Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes an Ainge Superior Offer; (D) the Ainge Board does not effect, or cause Ainge to effect, an Ainge Change in Recommendation or cause Ainge to terminate this Agreement pursuant to Section 8.1(h) at any time within four (4) business days (together with any subsequent shorter period as contemplated by clause (E) below, the “Notice Period”) after Fox receives (x) written notice from Ainge that the Ainge Board has determined that such Acquisition Proposal is an Ainge Superior Offer and (y) a summary of the material terms and conditions of the Acquisition Proposal and other information required to be provided pursuant to Section 4.5 (provided, that a new notice shall be required with respect to each material modification to such offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and a new Notice Period (of two (2) business days) shall begin); (E) during the applicable Notice Period, if requested by Fox, Ainge engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with Fox to amend this Agreement in such a manner that the competing Acquisition Proposal does not constitute an Ainge Superior Offer; and (F) at the end of the applicable Notice Period, such Acquisition Proposal has not been withdrawn and constitutes an Ainge Superior Offer (taking into account any changes to the terms of this Agreement proposed by Fox as a result of the negotiations required by clause (E) or otherwise), and (G) the Ainge Board determines in good faith, after having consulted with its financial advisor and outside legal counsel, that, in light of such Ainge Superior Offer, a failure to make an Ainge Change in Recommendation could reasonably be expected to be inconsistent with the fiduciary duties of the Ainge Board to Ainge stockholders under applicable Legal Requirements and such Acquisition Proposal constitutes an Ainge Superior Offer (taking into account (x) any modification to such offer and (y) any changes to the terms of this Agreement proposed by Fox as a result of the negotiations required by clause (E) or otherwise); or

(ii) if other than in connection with or as a result of the making of an Acquisition Proposal with respect to Ainge or an Acquisition Inquiry with respect to Ainge, a material development, event, effect, state of facts or change in circumstances that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) occurs, arises or becomes known to the Ainge Board after the date of this Agreement and prior to the approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by the Required Ainge Stockholder Vote (such material development, event, effect, state of facts or change in circumstances being referred to as an “Intervening Event”) (it being understood that that in no event shall (i) any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 5.3, and the consequences of any such action or (ii) the receipt, existence of or terms of an Acquisition Proposal with respect to Ainge or an Acquisition Inquiry with respect to Ainge or the consequences thereof constitute an Intervening Event); (A) the Ainge Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel that an Intervening Event has occurred; (B) the Ainge Board does not effect, or cause Ainge to effect, an Ainge Change in Recommendation at any time within four (4) business days after Fox receives written notice from Ainge that the Ainge Board has determined that an Intervening Event requires the Ainge Board to effect, or cause Ainge to effect, an Ainge Change in Recommendation (provided, that a new notice shall be required with respect to any change in circumstances and a new notice period of two (2) business days shall begin); (C) during such applicable period, if requested by Fox, Ainge engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with Fox to amend this Agreement in such a manner that obviates the need for the Ainge Board to effect, or cause Ainge to effect, an Ainge Change in Recommendation as a result of such Intervening Event; and (D) the Ainge Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Intervening

Event, a failure to make an Ainge Change in Recommendation could reasonably be expected to be inconsistent with the fiduciary duties of the Ainge Board to Ainge’s stockholders under applicable Legal Requirements.

(d) (i) Nothing contained in this Section 5.2 will prohibit Ainge from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the Ainge Board may determine in good faith (after consultation with outside counsel) that it or Ainge, as applicable, is required to make under applicable Legal Requirements will constitute a violation of this Agreement; provided, however, that in any event under clause (i) or (ii) the Ainge Board shall not make an Ainge Change in Recommendation except in accordance with this Section 5.2. It is expressly understood and agreed by the parties that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed an Ainge Change in Recommendation; provided that the Ainge Board expressly reaffirms the Ainge Board Recommendation within ten (10) business days of the public announcement of any applicable Acquisition Proposal.

5.3 Regulatory Approvals and Related Matters.

(a) Each party shall file all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing or Section 5.3(b), Ainge and Fox each shall, promptly (and in any event, with respect to clause (x), within ten (10) business days after the date of this Agreement), prepare and file (x) the notifications required under the HSR Act and (y) the mandatory notifications required under any applicable foreign Competition Laws in connection with the Merger. Ainge and Fox each shall use its reasonable best efforts to cause the expiration or early termination of any waiting period under the HSR Act, and Ainge and Fox shall each (i) cooperate with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly supply the other party with any information which may be required in order to effectuate notices, reports, documents or other filings with any Governmental Body required to be made pursuant to the HSR Act and mandatory notifications required under any applicable foreign Competition Laws (the “Antitrust Filings”); and (iii) promptly supply any additional information which reasonably may be required by any Governmental Body in connection with Antitrust Filings or which the parties may reasonably deem appropriate. Each of Ainge and Fox will notify the other party promptly upon the receipt of (and, if in writing, share a copy of) any communication received by such party from, or given by such party to, any Governmental Bodies and of any material communication received or given in connection with any proceeding by a private party, in each case in connection with the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Antitrust Filings, Ainge or Fox, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the applicable Governmental Body (and share a copy of) such amendment or supplement. Each of Ainge and Fox shall give the other party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions, shall keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and, in connection with any such Legal Proceeding, will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding. Fox and Newco agree and acknowledge that, notwithstanding anything to the contrary in this Section 5.3 (but subject to the actions permitted under Section 4.2), in connection with any Antitrust Filings or any action to be taken or commitment to be made by Fox, Newco and their Affiliates to consummate the Contemplated Transactions, Fox and Newco (1) shall not, without Ainge’s prior written consent, (A) sell, divest or dispose of any Newco Assets or any businesses or product lines of the A&S Business; (B) license any Newco IP; or (C) take any other action or commit to take any action that would limit Ainge’s, Newco’s or their respective Subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or Intellectual Property Rights and

(2) subject to Section 5.3(c), agree to take any action contemplated by clause (1) above if requested in writing by Ainge; provided that the effectiveness of any such action is conditioned on the Closing.

(b) Upon the terms and subject to the conditions set forth in this Agreement and subject to Section 5.3(c), each of Ainge, Fox, Merger Sub and Newco agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in Sections 6 and 7, consummate the Merger and make effective the other Contemplated Transactions (provided that no party shall be required to waive any of the conditions set forth in Sections 6 or 7, as applicable, to its obligations to consummate the Merger and the other Contemplated Transactions) in each case as promptly as is reasonably practicable but in any event so as to permit the Closing to occur prior to the End Date. Without limiting the generality of the foregoing, but subject to Section 5.3(c), each party to this Agreement agrees to use its reasonable best efforts to: (i) as promptly as practicable, prepare and file all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions (including Ainge providing a guarantee of Newco’s obligations reasonably necessary to obtain such Consents); and (iii) lift any restraint, injunction or other legal bar to the Merger (provided that, other than fees and expenses of outside counsel and other Representatives, no party shall be required to make any payment, assume any material obligations or offer or grant any material concessions to any Person (other than any Governmental Bodies) to obtain any Consent).

(c) Notwithstanding anything to the contrary in this Section 5.3, none of Ainge, Fox, Merger Sub or Newco shall have any obligation under this Agreement (except as specifically set forth in this Agreement, the Distribution Agreement or any other Transaction Document) to divest or agree to divest (or cause any of its Subsidiaries to divest or agree to divest) any of its respective material businesses, material product lines or material assets, or to take or agree to take (or cause any of its Subsidiaries to take or agree to take) any other material action or agree (or cause any of its Subsidiaries to agree) to any material limitation or material restriction on any of its respective material businesses, material product lines or material assets, except, solely with respect to the HSR Act and the Additional Antitrust Consents, as would not, or as would not reasonably be expected to, have an adverse impact that is material to (i) the A&S Business, taken as a whole, or (ii) the Ainge Companies, taken as a whole (any such adverse impact in (i) or (ii), a “Burdensome Condition”) (it being understood that no such action shall be considered for purposes of determining whether an Ainge Material Adverse Effect or Newco Material Adverse Effect has occurred or is reasonably expected to occur and the parties shall not be required to take any of the foregoing actions in this clause (c) unless the effectiveness of such action is conditioned on the Closing). Notwithstanding the foregoing, no such divestiture of assets may occur if such divestiture would constitute a Fox Disqualifying Action or a Newco Disqualifying Action (as defined in the Tax Matters Agreement).

(d) Notwithstanding the foregoing, nothing in this Agreement shall require Fox or any of its Subsidiaries to agree to (i) a sale, divestiture or other disposition, or the holding separate before or after the Closing Date, of any assets, lines of business or interests of Fox or its Subsidiaries outside the A&S Business or (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, lines of business or interests.

(e) Each party shall not, and shall cause its Affiliates not to, acquire or agree to acquire any business or entity, or otherwise acquire or agree to acquire any assets, if doing so could reasonably be expected to delay or prevent consummation of the Contemplated Transactions, the Debt Exchange or Newco Financing, increase the risk of not obtaining any consents of any Governmental Body necessary to consummate the Contemplated Transactions or give rise to a requirement to obtain any additional Governmental Authorizations not currently required to consummate the Contemplated Transactions.

5.4 Disclosure. Ainge and Fox shall consult with each other before issuing any press release or otherwise making any public statement regarding this Agreement or the Contemplated Transactions. Fox shall consult with Ainge and consider the views and comments of Ainge before Fox or any of the A&S Companies or any of their Representatives sends any emails or other documents to the Newco Employees generally or otherwise communicates with the Newco Employees generally, with respect to the Merger or any of the other Contemplated Transactions. Ainge shall consult with Fox and consider the views and comments of Fox before any of the Ainge Companies or any of their Representatives sends any emails or other documents to the Fox Associates generally or otherwise communicate with the Fox Associates generally, with respect to the Merger or any of the other Contemplated Transactions. Notwithstanding the foregoing: (i) each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party); (ii) each party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the NASDAQ Global Select Market (with respect to Ainge) and the New York Stock Exchange (with respect to Fox), in which case such party shall use its reasonable best efforts to consult in good faith with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and (iii) Ainge need not consult with Fox in connection with any press release, public statement or filing to be issued or made with respect to any Ainge Change in Recommendation.

5.5 Tax Matters.

(a) Fox shall:

(i) use reasonable efforts to provide Ainge with a draft of any Ruling Request at least ten (10) days prior to the submission of such Ruling Request to the IRS and modify such Ruling Request to include any reasonable comments of Ainge prior to submitting such Ruling Request to the IRS;

(ii) deliver to Ainge a copy of any Ruling Request submitted to the IRS as soon as practicable;

(iii) use reasonable best efforts to cause the delivery of the Fox Tax Opinion and the Ruling;

(iv) in connection with the request for the Ruling, (A) keep Ainge informed of all material actions taken or proposed to be taken by Fox or the IRS; (B) reasonably in advance of the submission of any supplemental submissions with respect thereto, provide Ainge with a draft thereof, and consider in good faith Ainge’s comments on such draft; (C) provide Ainge with copies of all written items sent by Fox to the IRS and received by Fox from the IRS with respect to the request (including items sent or received before the date of this Agreement); and (D) promptly provide Ainge with detailed information concerning any material telephonic, email, in person communications or other contacts with the IRS concerning the request;

(v) beginning on the date that is 90 days following the date hereof, and every ninety (90) days thereafter until the Closing Date, deliver to Ainge a certificate, in form and substance reasonably satisfactory to Ainge, stating that (A) the representation set forth in Section 2.13(k) is true and correct as if made on the date of such certificate and (B) Fox has consulted with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Skadden has indicated that it expects (1) the condition set forth in Section 7.7 to be satisfied and (2) the condition set forth in Section 7.8(a) to be satisfied as it relates to the opinion it will deliver; and

(vi) if notified by Skadden that it expects the Ruling will not be delivered by the Closing Date or to be unwilling or unable to issue the Fox Tax Opinion at the Closing, or upon discovery of any other fact that could reasonably be expected to prevent the delivery of the Ruling or the Fox Tax Opinion, promptly notify and consult with Ainge. If Fox receives such notification or makes such discovery, the parties shall cooperate in good faith to cause the delivery of the Ruling or eliminate the necessity of the Ruling, or to select a nationally recognized law firm or accounting firm that is reasonably acceptable to both parties to deliver the Fox Tax Opinion, as applicable.

(b) Ainge shall:

(i) use reasonable best efforts to cause the delivery of the Ainge Tax Opinion;

(ii) beginning on the date that is ninety (90) days following the date hereof, and every ninety (90) days thereafter until the Closing Date, deliver to Fox a certificate, in form and substance reasonably satisfactory to Fox, stating that (A) the representation set forth in Section 3.13(k) is true and correct as if made on the date of such certificate and (B) it has consulted with Cravath and Cravath has indicated that it expects the condition set forth in Section 6.7(a) to be satisfied as it relates to the opinion it will deliver; and

(iii) if notified by Cravath that it expects to be unwilling or unable to issue the Ainge Tax Opinion at the Closing, or upon discovery of any other fact that could reasonably be expected to prevent the delivery of the Ainge Tax Opinion, promptly notify and consult with Fox. If Ainge receives such notification or makes such discovery, the parties shall cooperate in good faith to select a nationally recognized law firm or accounting firm that is reasonably acceptable to both parties to deliver the Ainge Tax Opinion.

(c) Fox and Ainge shall cooperate in the preparation, execution and filing of all Tax Returns or other documents regarding any Conveyance Taxes, and (i) Fox and Ainge shall each pay 50% of all Conveyance Taxes other than those incurred in connection with the Direct Sales and (ii) Fox shall pay 100% of all Conveyance Taxes incurred in connection with the Direct Sales.

5.6 Listing. Ainge shall use reasonable best efforts to cause the shares of Ainge Common Stock to be issued pursuant to the Merger, including the Ainge Common Stock to be issued upon (a) the exercise of exchanged Fox Options and (b) the vesting and issuance of exchanged Fox RSUs, to be approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market at or prior to the Effective Time.

5.7 Resignation of Officers and Directors. Fox shall use reasonable best efforts to obtain and deliver to Ainge at or prior to the Effective Time the resignation of each officer and director of each of the A&S Companies other than those continuing in office in accordance with Section 5.8 as officers and directors of the Surviving Corporation in the Merger, which resignations shall be effective as of immediately following the Effective Time.

5.8 Board of Directors of the Combined Company; Management of the Combined Company. Ainge shall take all actions reasonably necessary to ensure that the Ainge Board nominates, consistent with its fiduciary duties, Fox’s designated director indicated on Schedule 5.8(a)(i), as of the Effective Time and to serve a full new term on the Ainge Board immediately following the expiration of such director’s term. In the event that Fox’s designated director (i) is unwilling or unable to serve at the Effective Time; (ii) is unwilling or unable to serve at the time of the commencement of such new term; or (iii) is not nominated to serve such new term, then Fox shall designate a replacement, acceptable to Ainge in its sole discretion, for such director prior to the Effective Time or the commencement of such new term, as applicable.

5.9 Section 16 Matters. Subject to the following sentence, prior to the Effective Time, each of Ainge, Fox and Newco shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to approve in advance in accordance with the procedures set forth in Rule 16b-3 under the Exchange Act (and any applicable no-action letters issued by the SEC) any dispositions of shares of Newco Common Stock (including derivative securities with respect to shares of Newco Common Stock) arising in connection with the Contemplated Transactions directly or indirectly made by each individual who is subject to

Section 16 of the Exchange Act with respect to Newco as an officer or director of Newco, and any acquisitions of Ainge Common Stock (including derivative securities with respect to Ainge Common Stock) arising in connection with the Contemplated Transactions directly or indirectly made by each individual who is or will be subject to Section 16 of the Exchange Act with respect to Ainge as an officer or director of Ainge. At least ten (10) calendar days prior to the Closing Date, Fox shall furnish the following information to Ainge for each Person who, immediately after the Effective Time, will become subject to the requirements of Section 16 of the Exchange Act with respect to Ainge as an officer or director of Ainge (to the extent then known): (a) the number of shares of Newco Common Stock held by such Person and expected to be exchanged for shares of Ainge Common Stock pursuant to the Merger; (b) the number of shares of Fox Common Stock underlying Fox Equity Awards held by such Person and expected to be exchanged by Ainge into shares of Ainge Common Stock in connection with the Merger; (c) the number of other derivative securities (if any) with respect to Fox Common Stock or shares of Newco Common Stock held by such Person and expected to be converted into shares of Ainge Common Stock or derivative securities with respect to Ainge Common Stock in connection with the Merger; and (d) the EDGAR codes for each such Person.

5.10 Name of the Combined Company and Headquarters. The name of Ainge and its headquarters will not be changed at the Effective Time or as a result of the Merger or any of the other Contemplated Transactions.

5.11 Obligations of Merger Sub and Newco.

(a) Ainge shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Corporation, to perform its obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement. Fox shall take all action necessary to cause Newco, prior to the Effective Time, to perform its obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement.

(b) Fox shall, in its capacity as sole stockholder of Newco, adopt this Agreement and approve the Merger by written consent as soon as practicable following the execution and delivery of this Agreement. Ainge shall, in its capacity as sole stockholder of Merger Sub, adopt this Agreement and approve the Merger by written consent as soon as practicable following the execution and delivery of this Agreement.

5.12 Securityholder Litigation.

(a) Fox shall give Ainge the right to participate in the defense or settlement of any securityholder litigation against Fox and/or the Fox Board relating to the Contemplated Transactions. In no event shall Fox enter into or agree to any settlement with respect to such securityholder litigation without Ainge’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Ainge shall give Fox the right to participate in the defense or settlement of any securityholder litigation against Ainge and/or the Ainge Board relating to the Contemplated Transactions. In no event shall Ainge enter into or agree to any settlement with respect to such securityholder litigation without Fox’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) For purposes of this Section 5.12, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to any securityholder litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or authority over the litigation, except for the right to consent to any settlement as set forth in Section 5.12(a) or 5.12(b), as applicable.

5.13 Financial Statements.

(a) (i) Fox shall engage its auditors to perform an audit of the financial statements of (x) the A&S Business and (y) Newco (before giving effect to the Internal Restructuring) and will provide Ainge, as promptly as reasonably practicable after the date hereof (and in any event, within twelve (12) weeks after the date of this Agreement) with (A) the audited combined and consolidated financial statements of (1) the A&S Business and (2) Newco (before giving effect to the Internal Restructuring) (except that for Newco, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (I) the A&S Business and (II) Newco (before giving effect to the Internal Restructuring) as of December 31, 2016 and December 31, 2017, and the combined and consolidated statements of earnings, cash flows and parent equity of (X) the A&S Business and (Y) Newco (before giving effect to the Internal Restructuring) for the years ended December 31, 2015, December 31, 2016 and December 31, 2017, together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the A&S Business and Newco (collectively, the “Audited Financial Statements”) (it being understood, however, that the A&S Business has not been operating historically as a separate “standalone” entity or reporting segment and, therefore, the Audited Financial Statements will reflect certain cost and other allocations made that may not reflect what would have been incurred if the A&S Business had been a standalone business) and (B) a reconciliation of the Audited Financial Statements to the A&S Business Unaudited Financial Data. Fox will, as promptly as practicable procure, at its expense, the delivery of the consents of its independent accountants required to be filed with the Ainge Form S-4 Registration Statement;

(ii) Fox shall, (i) as promptly as reasonably practicable and (A) no later than forty (40) calendar days after the end of any fiscal quarter (other than any fourth fiscal quarter) ending after the date hereof (or as promptly thereafter as possible), prepare and furnish to Ainge copies of financial statements of (1) the A&S Business and (2) Newco (before giving effect to the Internal Restructuring) as of and for the periods ending on any fiscal quarterly periods ending after the date of this Agreement (other than any fourth fiscal quarter) and ending at least forty (40) days prior to the Closing Date, together with comparable periods of the prior fiscal year; provided that, with respect to the first quarter of 2018 such financial statements may be provided after completion of the Audited Financial Statements and prior to the initial filing of the Ainge Form S-4 Registration Statement and (B) no later than ninety (90) days after each fiscal year ended after the date of this Agreement, prepare and furnish to Ainge copies of annual financial statements of the (1) A&S Business and (2) Newco (before giving effect to the Internal Restructuring) as of and for the periods ending on any fiscal year end after the date of this Agreement and prior to the Closing Date, together with comparable periods of the prior fiscal year, and accompanied by an audit report, without qualification or exception thereto, on such annual financial statements from the independent accountants for the A&S Business and Newco, in each case together with the notes thereto, and prepared from the books and records of Fox and its Subsidiaries and in accordance with GAAP (it being understood, however, that the A&S Business has not been operating historically as a separate “standalone” entity or reporting segment and, therefore, the financial statements of the A&S Business will reflect certain allocations made that may not reflect what would have been incurred if the A&S Business had been a standalone business) applied on a consistent basis through the periods involved (except as may otherwise be required under GAAP) and the rules and regulations of the SEC, including the requirements of Regulation S-X, and Fox shall use its reasonable best efforts to ensure that such quarterly financial statements shall be reviewed by the independent accountants for the A&S Business and Newco as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722; and

(iii) when delivered pursuant to this Section 5.13(a), such financial statements shall present fairly in all material respects the combined financial position and combined and consolidated results of operations of the A&S Business and Newco (before giving effect to the Internal Restructuring) as of the dates and for the periods shown therein.

(b) In connection with the filing of the Ainge Form S-4 Registration Statement and other SEC filings, as well as the Newco Financing and the issuance of the Newco Securities, Fox shall use its commercially reasonable efforts during the Pre-Closing Period and after the Closing to (i) cooperate with Ainge in connection with Ainge’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X, and for the twelve (12) month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to Section 5.13(a), and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Fox to discuss the materials prepared and delivered pursuant to this Section 5.13(b). Ainge shall, promptly upon request by the Fox, reimburse Fox for all documented and reasonable out-of-pocket costs incurred by Fox or its Subsidiaries for actions taken at the request of Ainge pursuant to this Section 5.13(b) following the Closing.

(c) As promptly as practicable and no later than ten (10) business days following the delivery of the Audited Financial Statements in Section 5.13(a), Fox shall prepare and furnish to Ainge a statement setting forth the calculation of the A&S Business 2017 Adjusted EBITDA derived from the audited financial statements of the A&S Business and Newco (before giving effect to the Internal Restructuring) for the year ended December 31, 2017 included in the Audited Financial Statements (the “EBITDA Statement”). Upon receipt of the EBITDA Statement, Ainge shall have a period of thirty (30) calendar days after receipt of the EBITDA Statement (the “EBITDA Statement Review Period”) to notify Fox of Ainge’s election to accept or reject the EBITDA Statement (or any portion thereof). In the event Ainge rejects the EBITDA Statement as prepared by Fox within the EBITDA Statement Review Period, such rejection notice (the “EBITDA Statement Rejection Notice”) must contain the reasons for such rejection in reasonable detail and set forth the amount of the requested adjustment. In the event no notice is received by Fox during the EBITDA Statement Review Period, the EBITDA Statement and any required adjustments resulting therefrom shall be deemed to have been accepted and shall be final, conclusive and binding on the parties hereto without any further action thereby. In the event Ainge issues an EBITDA Statement Rejection Notice, Fox and Ainge shall endeavor in good faith to resolve any disputed matters in the EBITDA Statement Rejection Notice. If, after negotiating in good faith, Fox and Ainge remain unable to resolve the disputed matters, Fox and Ainge shall jointly submit such dispute for resolution to PricewaterhouseCoopers LLP or another independent third-party accounting firm mutually selected by the parties (the “Accounting Firm”). The scope of the disputes to be resolved by the Accounting Firm shall be limited to (i) whether the EBITDA Statement was calculated in accordance with the principles set forth on Schedule B with respect to matters that were submitted for resolution to the Accounting Firm, including whether the components of the A&S Business 2017 Adjusted EBITDA derived from the Audited Financial Statements were prepared in accordance with GAAP consistently applied, and (ii) whether there were mathematical errors in the EBITDA Statement. Any disputes over the scope of the matters to be resolved by the Accounting Firm pursuant to this Section 5.13(c) shall be resolved in accordance with Section 9.5. The Accounting Firm’s determination shall be limited to resolving the remaining disagreements set forth in the EBITDA Statement Rejection Notice, in accordance with the principles set forth on Schedule B, and the Accounting Firm may not assign a value greater than the greatest value claimed for an item by either party or smaller than the smallest value for such item claimed by either party. The determination of the Accounting Firm and any required adjustments resulting therefrom shall be reflected by the Accounting Firm in the EBITDA Statement, which as so adjusted shall be final, conclusive and binding on all of the parties hereto. The fees and expenses of the accounting firm shall be allocated between and paid by Fox and/or Ainge, respectively, as determined by the Accounting Firm; provided that such fees and expenses shall not include, so long as a party complies with the procedures of this Section 5.13(c), the other party’s outside counsel or accounting fees.

5.14 Non-Solicitation / No-Hire of Employees. Fox and Ainge each agree that, except as specifically set forth below, for a period of two (2) years from and after the Closing Date, they shall not, and they shall cause their respective Subsidiaries not to, without the prior written consent of the other party, directly or indirectly, (through its Representatives, professional search firms or otherwise) solicit for employment, or hire (or cause or seek to cause to leave the employ of the other party or the other party’s Subsidiaries), or seek to enter, or actually enter, into a consulting agreement with, any Person who is now employed by the other party or its respective

Subsidiaries or Affiliates and (i) has a title of director, vice president or higher and with whom such party or its Representatives first had substantive contact during the evaluation of the Contemplated Transactions or (ii) is an executive, technical, sales or marketing position. Notwithstanding anything herein to the contrary, nothing in this Section 5.14 shall prohibit either party from (a) making general solicitations for employment or consulting arrangements by means of advertisements, public notices, or internal or external websites or job search engines that are not targeting the other party or any of its Affiliates or its or their employees (and, for the avoidance of doubt, a party shall be entitled to hire or enter into a consulting agreement with any Person identified through such process or who approaches such party on his or her own initiative without any direct or indirect solicitation by such party) or (b) hiring or entering into a consulting agreement with any Person whose employment with such other party or any of its Affiliates, as applicable, was terminated by the other party or such party’s Affiliate(s), as applicable, at least six (6) months prior to commencement of employment discussions between such other party and such Person.

5.15 Financing.

(a) Ainge shall, and shall cause its Affiliates to (subject to Ainge’s right to obtain Permitted Alternative Financing), use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange and consummate the Direct Sales Financing (together with the Newco Financing and any Permitted Alternative Financing, the “Financings”) as promptly as reasonably practicable after the date of this Agreement on the terms and conditions which are within its control in the Direct Sales Commitment Letter. Ainge shall, and shall cause its Affiliates to, (subject to Ainge’s right to obtain Permitted Alternative Financing in accordance with the conditions herein) (i) use reasonable best efforts to comply with and maintain in effect the Direct Sales Commitment Letter and negotiate and execute definitive agreements with respect thereto, on the terms and conditions contained therein, which terms and conditions shall not expand upon the conditions to Closing or other contingencies to the funding (including any “Marketing Period”) on the closing date of the Financings as set forth in the Direct Sales Commitment Letter or reduce the committed amount (the “Direct Sales Financing Agreements”) and shall deliver to Fox a copy thereof as promptly as reasonably practicable; (ii) satisfy on a timely basis all conditions in the Direct Sales Commitment Letter and the Direct Sales Financing Agreements that are within its control; (iii) in the event of a breach by the Direct Sales Financing Lenders, fully enforce its rights to funding under the Direct Sales Commitment Letter and the Direct Sales Financing Agreements; and (iv) use reasonable best efforts to draw upon and consummate the Direct Sales Financings prior to or substantially contemporaneously with the Merger. In the event any funds in the amounts set forth in the Direct Sales Commitment Letter or the Direct Sales Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Direct Sales Commitment Letter or the Direct Sales Financing Agreements, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein (in each case other than on account of (x) any Permitted Alternative Financing having been obtained or (y) the commitments under the Direct Sales Commitment Letter being replaced (without reduction) with commitments set forth in the Direct Sales Financing Agreements), Ainge shall, and shall cause its Affiliates, to use reasonable best efforts to arrange to obtain as promptly as reasonably practicable any such portion from alternative sources, including, subject to Section 5.15(c) on terms that shall not expand the conditions or other contingencies to the funding (including any “Marketing Period”), from those set forth in the Direct Sales Commitment Letter or reduce the committed amount, in an amount sufficient, when added to the portion of the Direct Sales Financing that is available, to finance the amount set forth in the Direct Sales Commitment Letter (the “Alternative Direct Sales Financing”) and to obtain, and, when obtained, to provide promptly to Fox a copy (with any fee letter redacted in a customary manner to the extent required by the applicable financing sources) of, a new financing commitment that provides for financing in an amount that is sufficient, when added to the portion of the Direct Sales Financing that is available, to finance the amount set forth in the Direct Sales Commitment Letter (the “Alternative Direct Sales Commitment Letter”); provided, however, that in no event shall Ainge be required to pay any fees or any interest rates applicable to the Direct Sales Financing materially in excess of those contemplated by the Direct Sales Commitment Letter or otherwise agree to other terms and conditions (including market flex) that are materially less favorable in the aggregate to Ainge than those in the Direct Sales Commitment Letter as in effect as of the date hereof. To the extent an

Alternative Direct Sales Commitment Letter is obtained, the provisions in this Section 5.15(a) shall apply to such Alternative Direct Sales Commitment Letter. For the avoidance of doubt, if the Direct Sales Financing or the Alternative Direct Sales Financing, as applicable, is available and all conditions to Closing set forth in Sections 6 and 7 have been satisfied or waived or will be satisfied or waived at the Closing and the Marketing Period shall have ended, Ainge shall, subject to Ainge’s right to obtain Permitted Alternative Financing, use reasonable best efforts to take all actions necessary to incur the indebtedness provided under the Direct Sales Financing or the Alternative Direct Sales Financing, as applicable. Notwithstanding the foregoing, nothing in the Direct Sales Financing or the Alternative Direct Sales Financing shall prevent, restrict or limit the ability of any party hereto to consummate the Debt Exchange.

(b) Fox and Newco shall, and shall cause their respective Affiliates to (subject to Ainge’s right to obtain Permitted Alternative Financing), use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange and consummate the Newco Financing as promptly as reasonably practicable after the date of this Agreement on the terms and conditions which are within its control in the Newco Commitment Letter (and with respect to amounts thereunder used to fund any dividend by Newco to Fox in addition to the Cash Dividend, only to the extent the Debt Exchange has not occurred on or prior to the date of the Distribution and Fox has elected to receive a dividend pursuant to Section 5.16(d)(ii)). Fox and Newco shall, and shall cause their Affiliates to, (subject to Ainge’s right to obtain Permitted Alternative Financing in accordance with the conditions herein) (i) use reasonable best efforts to comply with and maintain in effect the Newco Commitment Letter and negotiate and execute definitive agreements with respect thereto, on the terms and conditions contained therein, which terms and conditions shall not expand upon the conditions to Closing or other contingencies to the funding (including any “Marketing Period”) on the closing date of the Financings as set forth in the Newco Commitment Letter or delay receipt of the funds or reduce the committed amount (the “Newco Financing Agreements” and, together with the Direct Sales Financing Agreements, the “Financing Agreements”) and shall deliver to Ainge a copy thereof as promptly as reasonably practicable; (ii) satisfy on a timely basis all conditions in the Newco Commitment Letter and the Newco Financing Agreements that are within its control; (iii) in the event of a breach by the Newco Financing Lenders, fully enforce its rights to funding under the Newco Commitment Letter and the Newco Financing Agreements; and (iv) use reasonable best efforts to draw upon and consummate the Newco Financings (and with respect to amounts thereunder used to fund any dividend by Newco to Fox in addition to the Cash Dividend, only to the extent the Debt Exchange has not occurred on or prior to the date of the Distribution and Fox has elected to receive a dividend pursuant to Section 5.16(d)(ii)) prior to or substantially contemporaneously with the Distribution. In the event any funds in the amounts set forth in the Newco Commitment Letter or the Newco Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Newco Commitment Letter or the Newco Financing Agreements, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein (in each case other than on account of (x) any Permitted Alternative Financing having been obtained or (y) the commitments under the Newco Commitment Letter being replaced (without reduction) with commitments set forth in the Newco Financing Agreements), Newco (in consultation with Ainge) shall, and shall cause its Affiliates, to use reasonable best efforts to arrange to obtain as promptly as reasonably practicable any such portion from alternative sources, including, subject to Section 5.15(c) on terms that shall not expand the conditions or other contingencies to the funding (including any “Marketing Period”), from those set forth in the Newco Commitment Letter or reduce the amount committed, in an amount sufficient, when added to the portion of the Newco Financing that is available, to finance the amount set forth in the Newco Commitment Letter (the “Alternative Newco Financing” and together with the Alternative Direct Sales Financing, the “Alternative Financings”) and to obtain (in consultation with Ainge) and, when obtained, to provide promptly to Ainge a copy of a new financing commitment that provides for financing in an amount that is sufficient, when added to the portion of the Newco Financing that is available, to finance the amount set forth in the Newco Commitment Letter (the “Alternative Newco Commitment Letter” and, together with the Alternative Direct Sales Commitment Letter, the “Alternative Commitment Letters”); provided, however, that in no event shall Ainge or Newco be required to pay any fees or any interest rates applicable to the Newco Financing materially in excess of those contemplated by the Newco Commitment Letter or otherwise agree to other terms and conditions (including market flex) that are materially less favorable in the aggregate to Newco or

Ainge than those in the Newco Commitment Letter as in effect as of the date hereof. To the extent an Alternative Newco Commitment Letter is obtained, the provisions in this Section 5.15(b) shall apply to such Alternative Newco Commitment Letter. For the avoidance of doubt, if the Newco Financing or the Alternative Newco Financing, as applicable, is available and all conditions to Closing set forth in Sections 6 and 7 have been satisfied or waived or will be satisfied or waived at the Closing and the Marketing Period shall have ended, Newco shall, subject to Ainge’s right to obtain Permitted Alternative Financing, use reasonable best efforts to take all actions necessary to incur the indebtedness provided under the Newco Financing or the Alternative Newco Financing, as applicable (and with respect to amounts thereunder used to fund any dividend by Newco to Fox in addition to the Cash Dividend, only to the extent the Debt Exchange has not occurred on or prior to the date of the Distribution and Fox has elected to receive a dividend pursuant to Section 5.16(d)(ii)). Notwithstanding the foregoing, nothing in the Newco Financing or the Alternative Newco Financing shall prevent, restrict or limit the ability of any party hereto to consummate the Debt Exchange.

(c) Each of Ainge and Fox shall give the other prompt written notice (v) of any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letters, the Financing Agreements, the Alternative Commitment Letters or the definitive agreements with respect thereto (the “Alternative Financing Agreements;” the terms and conditions of which shall not expand upon the conditions to Closing or other contingencies to the funding on the closing date of the Alternative Financings as set forth in the Alternative Commitment Letters), in each case, of which it becomes aware; (w) of any actual or threatened withdrawal, repudiation or termination of the Financings or commitments for the Financings by any of the Lenders of which it becomes aware; (x) of the receipt by it of any written notice from any Person with respect to any material dispute or disagreement between or among any of the parties to the Commitment Letters or the Financing Agreements and, if applicable, the Alternative Commitment Letters or the Alternative Financing Agreements; (y) of any amendment or modification of, or waiver under, the Commitment Letters or the Financing Agreements and, if applicable, the Alternative Commitment Letters or the Alternative Financing Agreements or any related fee letters; or (z) if for any reason it believes in good faith that it or its Affiliates will not be able to timely obtain all or any portion of the Direct Sales Financings or the Newco Financings, as applicable, on the terms and in the manner or from the sources contemplated by the Direct Sales Commitment Letter or the Newco Commitment Letter, as applicable, or the Direct Sales Financing Agreements or the Newco Financing Agreements, as applicable, and, if and as applicable, the Alternative Commitment Letters or the Alternative Financing Agreements. Each of Ainge and Fox shall keep the other reasonably informed (in reasonable detail) with respect to all material activity concerning the Financings and, if applicable, the Alternative Financings, including by providing copies of all definitive agreements (with any fee letter redacted in a customary manner to the extent required by the applicable financing sources) and upon reasonable request therefor, each of Ainge and Fox shall promptly provide the other with any information relating to the Financings. Each of Ainge and Fox shall not, and shall cause their respective Affiliates not to, without the prior written consent of the other (not to be unreasonably withheld, conditioned or delayed), amend, modify, supplement, restate, substitute, replace, terminate, assign or agree to any waiver under the Commitment Letters, any Alternative Commitment Letters, any Financing Agreements or any Alternative Financing Agreements, in each case, to which it or its Affiliates is a party, in a manner that expands on the conditions precedent or contingencies to the funding on the closing date of the Financings or, if applicable, the Alternative Financings, as set forth in such agreements or that could otherwise prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; provided that additional lenders and financing sources may be added to the Commitment Letters or any Alternative Commitment Letter after the date hereof or thereof with a concomitant reduction in the commitment of the lenders party thereto on the date hereof or thereof. Notwithstanding anything to the contrary contained in this Agreement, with the prior written consent of Fox (such consent not to be unreasonably withheld, conditioned or delayed), Ainge shall have the right, at any time and from time to time, to substitute other debt financing for all or any portion of the Financing or, if applicable, the Alternative Financings from the same and/or alternative financing sources (a “Permitted Alternative Financing”); provided that any such Permitted Alternative Financing (i) must be consistent with the Tax-Free Status of the Transactions, as reasonably determined by Fox; (ii) shall not expand on the conditions precedent or contingencies to the funding on the closing date of the Financings or, if applicable, the Alternative Financings, as set forth in such agreements; (iii) shall not reduce the amount of the Newco Financing or the Direct Sales Financing from that contemplated under the Newco Commitment Letter and the Direct Sale Commitment Letter as in effect on the date hereof; and (iv) shall not prevent impair or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. For purposes of this Agreement, the terms “Commitment Letter”, “Direct Sales Commitment Letter” and “Newco Commitment Letter”, as applicable, shall include the applicable commitment letter (and the related fee letter) entered into by Ainge, Newco or any of their respective Subsidiaries in connection with the Permitted Alternative Financing and the term “Financing Agreement” shall include any definitive agreement with respect to any Permitted Alternative Financing.

(d) (i) Subject to Section 5.15(e) and the remaining provisions of this Section 5.15(d), Fox shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide such cooperation to Ainge, subject to the expense allocation set forth in Section 5.15(e), in connection with the arrangement of the Financings, or, if applicable, the Alternative Financings, as may be reasonably requested by Ainge, including (i) participation in a reasonable number of meetings, drafting sessions, rating agency and roadshow presentations and due diligence sessions in connection with the Financings, at reasonable times and locations upon reasonable notice; (ii) furnishing Ainge and its Financing Sources with (A) pertinent information regarding the A&S Business and Newco as is customary to provide in connection with the Financings or, if applicable, the Alternative Financings, as may be reasonably requested by Ainge; and (B) financial statements with respect to the A&S Business and Newco (before giving effect to the Internal Restructuring) and other information with respect to the A&S Business and Newco (before giving effect to the Internal Restructuring) (including Management Discussion & Analysis) of the type required in a registration statement on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities at such time, and of the type (and with exceptions, including, without limitation, information required by Section 3-10 or 3-16 of Regulation S-X, compensation information and the preparation of pro forma financial statements) customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents (other than the portions thereof that are customarily provided by financing sources, including a description of the securities), to consummate a Rule 144A offering of senior unsecured notes, including (x) the financial information of the A&S Business and Newco (before giving effect to the Internal Restructuring) required to be delivered pursuant to Section 5.13(b) related to Ainge’s preparation of pro forma financial statements; (y) the financial statements required to be delivered pursuant to Section 5.13(a)(i); and (z) the financial statements related to periods ending after the date of this Agreement and prior to the Closing required to be delivered pursuant to Section 5.13(a)(ii); and (C) any other documentation customarily required to facilitate any customary negative assurance opinion, (the information described in this clause (ii), the “Required A&S Financial Information”); (iii) assisting Ainge and its Financing Sources in the preparation of (A) a customary offering document (including a private placement memorandum, prospectus, offering memorandum or any similar document) for all or a portion of the Financings and, if applicable, the Alternative Financings, but only with respect to the information included therein regarding the A&S Business and Newco, and (B) bank information memoranda and bank syndication materials and similar documents required in connection with the Financings and, if applicable, the Alternative Financings, in each case to the extent information contained therein relates to the A&S Business or Newco; (iv) taking customary corporate actions with respect to the A&S Business and Newco, subject to the occurrence of the Effective Time, reasonably requested by Ainge that are necessary to permit the consummation of the Financings and, if applicable, the Alternative Financings (including cooperating to facilitate the granting of guarantees by, or pledging of, granting of security interests in and obtaining perfection of any liens on collateral owned by, the A&S Companies in connection with the Financings and, if applicable, the Alternative Financings (including (A) subject to Clause (VIII) below, entering into the applicable Financing Agreements or Alternative Financing Agreements and (B) using reasonable best efforts to deliver to Ainge original copies of all certificated securities evidencing any equity interests owned by any of the A&S Companies in any of its subsidiaries substantially concurrently with the Closing)); (v) providing customary authorization and management representation letters with respect to the information provided by Fox for inclusion in any confidential information memorandum or lender presentation representing that such information does not include material non-public information about Fox, its Subsidiaries and the A&S Business, and designating such information provided by Fox for presentation to the Financing Sources as suitable to be made available to lenders who do not wish to receive material non-public information with respect to Fox and its Subsidiaries; (vi) using reasonable best efforts to assist the Financing Sources (including by providing customary certificates and representation letters) in obtaining from independent auditors for the A&S Business and Newco, auditor comfort letters (including customary “negative assurances”) and consents or authorization letters to the inclusion of auditor reports in marketing materials for the Financings relating to debt securities and, if applicable, the Alternative Financings; (vii) cooperating with the Financing Sources’ due diligence with respect to the A&S Business and Newco, to the extent customary and reasonable but without the need to deliver any legal opinions; and (viii) providing at least three (3) business days prior to the Distribution Date all documentation and other information about the A&S Business and Newco required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least ten (10) business days prior to the anticipated Distribution Date; provided that in all cases such activities do not (I) unreasonably interfere with or unreasonably disrupt the ongoing operation and management of Fox or the A&S Business; (II) cause any representation or warranty or covenant contained in this Agreement to be breached; (III) cause any condition to the Closing set forth in Section 6 or 7 to fail to be satisfied or otherwise cause any breach of this Agreement; (IV) require an amendment or waiver to any terms of this Agreement, (V) require Fox to pay any fees other than any amounts payable pursuant to Section 5.15(e), (VI) require provision or access to or disclosure of information that Fox reasonably determines would jeopardize any attorney-client privilege of Fox or any of its Subsidiaries, provided that Fox shall use its reasonable best efforts to provide or disclose such information to the extent possible without jeopardizing such privilege, (VII) require Fox or any of its Subsidiaries to take any action that will conflict with or violate its organizational documents or Laws or could reasonably be expected to result in the contravention, violation or breach of any Contract to which Fox or any of its Subsidiaries is a party or (VIII) involve any binding commitment by or obligation of Fox or Newco or their respective Subsidiaries (other than, in the case of Newco, the execution of customary underwriting or purchase agreements in connection with any bond financing to be entered into shortly before the Distribution Date), which is not conditioned on the Closing (and any such commitment or obligations shall terminate without liability to Fox or any of its Subsidiaries or Affiliates upon the termination of this Agreement); provided, further, that no obligation of Newco or its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time (except for customary authorization letters, management representation letters or other documents delivered to Fox’s or Newco’s accountants) and Newco and its Subsidiaries shall not be required to take any action that would reasonably be expected to cause any director, officer or employee of Fox or its Subsidiaries to incur any personal liability.

(ii) Subject to Section 5.15(e), Ainge shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide such cooperation to Fox and Newco, at Ainge’s expense, in connection with the arrangement of the Financings, or, if applicable, the Alternative Financings, as may be reasonably requested by Fox or Newco, including cooperation substantially similar to that specified in Section 5.15(d)(i), mutatis mutandis, including, without limitation, with respect to delivery of the Required Ainge Financial Information.

(e) Ainge shall be responsible for all out-of-pocket, third party fees and expenses related to the Financings and the Debt Exchange (except, with respect to the Debt Exchange, as set forth in Section 5.16(c)), including but not limited to all underwriting, sale, distribution, placement, commitment, ticking, funding, upfront or other fees (and shall pay Fox for the amount of any original issue discount on the Newco Financing to the extent required by Section 5.16(c)), and indemnity claims (other than with respect to information provided by Fox, its Subsidiaries or their respective Representatives), whether incurred prior to or subsequent to Closing and whether or not the Closing occurs, other than any fees and expenses of Fox’s and Newco’s counsel, accountants, consultants and other advisors; provided that, in the event Fox extends the End Date pursuant to Section 8.1(b), Fox shall be solely responsible for any “ticking”, “duration” or other similar fees that accrue under the Commitment Letters or Alternative Commitment Letters from and after the date that is 270 days after the date of this Agreement; provided further that, for any period during which all the conditions to Closing shall have been satisfied (other than the conditions set forth in Sections 6.5, 6.6, 7.5 and 7.6 and any conditions, which by their nature are to be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time) and the Marketing Period has not ended solely because of the failure of Ainge to deliver to the Financing Sources the Required Ainge Financial Information which is Compliant and otherwise in satisfaction of the other requirements in the definition of “Marketing Period”, Ainge shall be responsible for any “ticking”, “duration” or other similar fees that accrue under the Commitment Letters or Alternative Commitment Letters for such period. Ainge shall indemnify and hold harmless Fox, its Subsidiaries and their respective Representatives from and against any and all Losses (other than fees and expenses of Fox’s and Newco’s counsel) suffered or incurred by them in connection with the arrangement of the Financings, or if applicable, the Alternative Financings, and any information utilized in connection therewith (other than information provided by Fox, its Subsidiaries or their respective Representatives), except in instances of gross negligence or willful misconduct on the part of Fox, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment).

(f) In connection with the Newco Financing, (i) Ainge, in its sole discretion, shall be entitled to appoint (x) one agent, co-agent, joint bookrunner and/or joint lead arranger and one or more co-managers with respect to the senior unsecured bridge facility described in the Newco Commitment Letter (the “Newco Bridge Facility”) and to allocate to such entities (or their affiliates) up to 20% of the total economics payable with respect thereto (subject to such agent, co-agent, joint bookrunner, joint lead arranger or co-manager (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics payable with respect thereto allocated to such agent, co-agent, joint bookrunner, joint lead arranger or co-manager in accordance with this clause (i)(x)), (y) one joint underwriter, joint initial purchaser and/or joint bookrunner and one or more co-managers with respect to any offering for cash by Newco of its debt securities as described in the engagement letter, dated as of the date hereof between Goldman Sachs & Co. LLC and Newco (such debt securities, the “Newco Unsecured Notes”) and to allocate to such entities (or their affiliates) up to 20% of the total economics payable with respect to such Newco Unsecured Notes (subject to such joint underwriter, joint initial purchaser, joint bookrunner or co-manager (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics allocated to such joint underwriter, joint initial purchaser, joint bookrunner or co-manager in accordance with this clause (i)(y)) and (z) one or more entities participating in the exchange of Fox debt for Newco Securities in connection with the Debt Exchange, and to allocate to such entities up to 20% of the total economics with respect to such Newco Securities in the Debt Exchange (subject to such entity (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics allocated to such entity in accordance with this clause (i)(z)); (ii) Fox, in its sole discretion, shall be entitled to appoint (x) one agent, co-agent, joint bookrunner and/or joint lead arranger and one or more co-managers with respect to the Newco Bridge Facility and to allocate to such entities (or their affiliates) up to 15% of the total economics payable with respect thereto (subject to such agent, co-agent, joint bookrunner, joint lead arranger or co-manager (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics payable with respect thereto allocated to such agent, co-agent, joint bookrunner, joint lead arranger or co-manager in accordance with this clause (ii)(x)), (y) one joint underwriter, joint initial purchaser and/or joint bookrunner and one or more co-managers with respect to any offering of Newco Unsecured Notes and to allocate to such entities (or their affiliates) up to 15% of the total economics payable with respect to such Newco Unsecured Notes (subject to such joint underwriter, joint initial purchaser, joint bookrunner or co-manager (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics allocated to such joint underwriter, joint initial purchaser, joint bookrunner or co-manager in accordance with this clause (ii)(y)); and (z) one or more entities participating in the exchange of Fox debt for Newco Securities in connection with the Debt Exchange, and to allocate to such entities up to 15%

of the total economics with respect to such Newco Securities in the Debt Exchange (subject to such entity (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics allocated to such entity in accordance with this clause (ii)(z)); and (iii) Fox, in consultation with Ainge, shall be entitled to appoint (x) one or more co-managers with respect to the Newco Bridge Facility and to allocate to such entities (or their affiliates) up to 35% of the total economics payable with respect thereto (subject to such co-manager (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics payable with respect thereto allocated to such co-manager in accordance with this clause (iii)(x)), (y) one or more co-managers with respect to any offering of Newco Unsecured Notes and to allocate to such entities (or their affiliates) up to 35% of the total economics payable with respect to such Newco Unsecured Notes (subject to such co-manager (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics allocated to such co-manager in accordance with this clause (iii)(y)) and (z) one or more entities participating in the exchange of Fox debt for Newco Securities in connection with the Debt Exchange, and to allocate to such entities up to 35% of the total economics with respect to such Newco Securities in the Debt Exchange (subject to such entity (or an affiliate thereof) being or becoming a party to the Newco Commitment Letter and providing a percentage of the commitments under the Newco Bridge Facility commensurate with the percentage of total economics allocated to such entity in accordance with this clause (iii)(z)).

5.16 Debt Exchange.

(a) Fox shall, prior to the Distribution, (i) cause Newco to issue to Fox debt securities in an aggregate principal amount equal to the Above-Basis Amount and containing the terms described in paragraph (b) below (the “Newco Securities”) and (ii) use its reasonable best efforts to cause the Debt Exchange to be consummated in a process to be managed by Fox (in consultation with Ainge) in good faith, and shall keep Ainge informed of all material developments relating thereto.

(b) In connection with the Debt Exchange (A) Fox (in consultation with Ainge) shall manage the negotiations in connection with the issuance of the Newco Securities and the selection of investment banking advisors with respect thereto, and shall keep Ainge informed of all developments with respect thereto and (B) the financial, legal, accounting and other advisors for Fox, Newco and Ainge shall be directed to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the Debt Exchange as reasonably directed by Fox in good faith. Each party shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the issuance of the Newco Securities and the consummation of the Debt Exchange. Ainge and Fox shall coordinate their activities with respect to the Debt Exchange and the Newco Financing with the intent of optimizing the marketing and execution thereof. The Newco Securities (and any other Newco indebtedness issued pursuant to the Newco Financing or an Alternative Newco Financing (other than any interim bridge loans funded in accordance with the Newco Commitment Letter)) shall be issued and sold to investors at an issue price that shall be no less than 98% of the principal amount thereof and (i) have a term not less than seven years and not more than eight years from issuance (and shall be callable after five years from issuance); (ii) have an effective yield (without taking into account underwriter’s fees and commissions) not to exceed the Total Cap, unless Ainge shall agree in its sole discretion to an effective yield in excess of the Total Cap; and (iii) otherwise be subject to covenants and other terms and conditions that are (A) consistent in all material respects with market practice for issuers with the investment rating assigned to Newco upon consummation of the Merger and (B) reasonably expected to cause the guarantee to be issued by Ainge with respect to the Newco Securities to be considered pari passu with other senior unsecured debt of Ainge. Fox will coordinate with Ainge with the intent of negotiating an interest rate and other terms for the Newco Securities that, in the aggregate, are in the best interests of Ainge following the Effective Time.

(c) If the Debt Exchange is effected by means of an intermediated exchange, (i) Fox shall be responsible for any tender or consent fees required to buy back the related Fox indebtedness and (ii) Ainge shall be responsible for the payments of any underwriting fees and other costs to issue the Newco Securities (which, for the avoidance of doubt, shall be treated as a transaction expense of Ainge for all purposes herein). If the Debt Exchange is effected by means of a direct exchange, (i) Fox shall be responsible for payments of any tender or consent fees required to buy back the Fox indebtedness and (ii) Ainge shall be responsible for all placement agent fees and other costs of issuance (which, for the avoidance of doubt, shall be treated as a transaction expense of Ainge for all purposes herein); provided that each party shall be solely responsible for the fees and expenses of its respective counsel in connection with the Debt Exchange. If the Newco Securities offered in the Debt Exchange (whether effected by means of an intermediated exchange or a direct exchange) include any original issue discount, Ainge shall reimburse Fox therefor solely to the extent such original issue discount causes the sum of (i) the aggregate amount of cash received by Fox pursuant to the Cash Dividend or pursuant to any election under Section 5.16(d) for further amounts in cash to be distributed to Fox plus (ii) the aggregate principal amount of the debt obligations of Fox received by Fox from the Debt Exchange Parties pursuant to the Debt Exchange, to be less than the sum of (x) the Basis Amount plus the Above-Basis Amount.

(d) Subject to Fox’s compliance with its obligations under this Section 5.16, if the Debt Exchange is not reasonably likely to be consummated at or prior to the End Date in an amount equal to the Above-Basis Amount at the time of the Distribution, then Fox shall, in its sole discretion, elect in writing, not later than the latest date that would permit the Contemplated Transactions to be consummated in accordance with the terms and conditions of this Agreement at or prior to the End Date to (i) require Newco to issue to Fox the Newco Securities notwithstanding that the Debt Exchange will not be consummated contemporaneously with the Distribution; (ii) require Newco to draw upon and consummate the Newco Financing (or any Alternate Newco Financing, as applicable) and, in such case, require Newco (A) to borrow an amount up to the Above-Basis Amount (in addition to the amount borrowed pursuant to Section 5.15 up to the Basis Amount) pursuant to and on the terms and conditions set forth in the Newco Commitment Letter (or any replacement thereof) and (B) to distribute to Fox an amount in cash equal to the net proceeds thereof; or (iii) terminate this Agreement pursuant to Section 8.1(j) and pay the Fox Termination Fee in accordance with Section 8.3(d). In the case of Fox’s election under clause (i) or (ii) of this Section 5.16(d), the conditions set forth in Sections 6.6(a), and 7.6(a) shall be deemed waived by Ainge and Fox, respectively, upon completion of the actions set forth in either clause (i) or (ii) of the immediately preceding sentence. To the extent that Newco issues to Fox Newco Securities in accordance with clause (i) of the foregoing sentence, and Fox determines to consummate the Debt Exchange or other sale or exchange of the Newco Securities after the Closing, Ainge and Newco shall, following the Closing, reasonably cooperate with Fox in connection with the preparation of all documents and the making of all filings required in connection with such Debt Exchange or other sale or exchange of the Newco Securities, including by taking all such other actions as are required of Fox pursuant to Section 5.15.

5.17 Agreement for Exchange of Information.

(a) Generally. Ainge and its Affiliates, on the one hand, and Fox and its Affiliates, on the other hand, will provide, or cause to be provided, to the other party, at any time after the Effective Time and until the later of (x) the sixth anniversary of the Effective Time and (y) the expiration of the relevant statute of limitations period, if applicable, as soon as reasonably practicable after written request therefor, reasonable access during normal business hours (insofar as such access is reasonably required by the requesting party), any Shared Information specifically identified in such written request in its possession or under its control in order to enable the applicable party to comply with Legal Requirements. Each of Ainge and Fox agree to make their respective personnel reasonably available during regular business hours to discuss any Shared Information exchanged pursuant to this Section 5.17. The requesting party shall, promptly upon request by the party providing such information, reimburse the providing party for all documented and reasonable third-party out-of-pocket costs incurred by providing party or its Subsidiaries in connection with this Section 5.17(a). Notwithstanding the foregoing or the following provisions of this Section 5.17, the Tax Matters Agreement will govern the sharing, exchange and retention of Tax Returns, schedules and work papers and all material records or other documents relating to Tax matters.

(b) Financial Information.

(i) Until the end of the sixth full fiscal year occurring after the Closing Date, Fox and its Subsidiaries will reasonably cooperate in good faith with Ainge to enable Ainge to timely prepare and file SEC and Public Company Accounting Oversight Board compliant consolidated financial statements that include the financial results of Newco or any of the A&S Companies. Ainge agrees to promptly reimburse Fox for the reasonable out-of-pocket third-party costs, if any, incurred in connection with this Section 5.17(b)(i).

(ii) Until the end of the sixth full fiscal year occurring after the Closing Date, Ainge and its Subsidiaries will cooperate in good faith with Fox to enable Fox to timely prepare and file SEC and Public Company Accounting Oversight Board compliant consolidated financial statements or complete a financial statement audit for any period during which the financial results of the A&S Companies were consolidated with those of Fox. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Ainge will authorize and reasonably request that its auditors make available to Fox’s auditors, within a reasonable time prior to the date of Fox’s auditors opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Newco and (y) work papers related to such annual audits and quarterly reviews, to enable Fox’s auditors to perform any procedures reasonably necessary to take responsibility for the work of Newco’s auditors as it relates to Fox’s auditors’ opinion or report and (ii) until all governmental audits are complete, Ainge will provide reasonable access during normal business hours for Fox’s internal auditors, counsel and other designated representatives to (x) the premises of the A&S Companies all Information (and duplicating rights) within the knowledge, possession or control of the A&S Companies and (y) the officers and employees of the A&S Companies, so that Fox may conduct reasonable audits relating to the financial statements provided by the A&S Companies; provided, however, that such access will not be unreasonably disruptive to the business and affairs of the A&S Companies. Fox agrees to promptly reimburse Ainge for the reasonable out-of-pocket third-party costs and expenses, if any, incurred in connection with this Section 5.17(b)(ii).

(c) Ownership of Information. Any Information owned at a particular moment in time by a party hereto that is provided to another party hereto pursuant to this Section 5.17(c) remains the property of the party that owned and provided such Information. Except as expressly provided in the Transaction Documents, no party hereto nor any of their Affiliates hereunder grants or confers rights of license in any Information owned by such party or any of its Affiliates to any other party hereto or its Affiliates hereunder.

(d) Record Retention. Each party hereto agrees to use its commercially reasonable efforts to retain all Shared Information that relates to the operations of the A&S Business or any of the A&S Companies in its respective possession or control at the Effective Time for a period of six (6) years following the Effective Time.

(e) Costs of Providing Information. Except as provided in Section 5.17(f), the party to this Agreement requesting Shared Information will be responsible for paying the third-party fees and expenses incurred by the parties in connection with complying with the provisions of this Section 5.17.

(f) Production of Witnesses; Privileged Matters. With respect to (i) the production of witnesses and (ii) the attorney-client and work product privileged information, following the Effective Time, the respective rights and obligations of Fox and its Subsidiaries, on the one hand, and the A&S Companies, on the other hand, to produce witnesses and to maintain, preserve, assert or waive any or all privileges will be governed by the provisions of Sections 5.3 and 5.4, respectively, of the Distribution Agreement.

5.18 D&O Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Ainge agrees that it shall cause the Surviving Corporation to, indemnify and hold harmless each Person who at the Effective Time is a present or former director or officer of any A&S Company (each a “D&O Indemnitee”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that a D&O Indemnitee was a director or officer of an A&S Company at the request of an A&S Company at or prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Fox or any of its Subsidiaries (including the A&S Companies), as the case may be, would have been permitted under the Organizational Documents of Newco in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents). Without limiting the foregoing, Ainge shall cause Newco and its Subsidiaries (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the A&S Companies’ respective former and current officers and directors that are no less favorable to those Persons than the provisions of the Organizational Documents of such A&S Companies, as applicable, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by any Legal Requirement; provided that no D&O Indemnitee shall be indemnified against any cost, expense, judgment, fine, loss, claim, damage or liability in respect of any fraud committed by such D&O Indemnitee.

(b) Fox shall procure, at its sole cost and expense, a prepaid, non-cancelable six (6)-year “tail” insurance policy, endorsement or otherwise, effective as of the Effective Time, containing terms not less favorable than the terms of directors’ and officers’ liability insurance covering any directors and officers of the A&S Companies who are currently covered by the directors’ and officers’ liability insurance policies of Fox and its Subsidiaries (including the A&S Companies) with respect to matters existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 5.17(f) shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 5.17(f) shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of Ainge and Newco and are intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any A&S Company and his or her heirs and representatives. In the event that Ainge or Newco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Ainge or Newco, as the case may be, shall succeed to the obligations set forth in this Section 5.17(f).

5.19 Certain Compensation Actions. Prior to the Closing, Ainge will take all actions necessary, including adopting any required plan amendments, such that the consummation of the Contemplated Transactions will not result in any “single-trigger” payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Ainge Associate under any Ainge Benefit Plan; provided, however, that Ainge shall not be obligated under this Section 5.19 to take any such action or adopt any such amendments that (i) are not permitted by applicable Legal Requirements; (ii) are not permitted by the terms of the applicable Ainge Benefit Plan to be made unilaterally and without the consent of any other party; (iii) would reasonably be likely to result in the imposition of Tax on any Ainge Associate under Section 409A(a)(1)(B); or (iv) would limit any “double-trigger” protections as set forth under any Ainge Benefit Plan in the event that the Contemplated Transactions (either alone or in connection with any other event or circumstance) would constitute a change in control (or term of similar import) thereunder.

5.20 Transition Services Schedules. From the date hereof until the Closing, the parties shall cooperate in good faith to negotiate the Service Schedules (as defined in the Transition Services Agreement) to the Transition Services Agreement, and any such mutually agreed upon schedule shall be a Service Schedule to the Transition Services Agreement (provided that the Service Schedules shall not include any services beyond those provided by Fox to the A&S Business prior to the Closing or that the A&S Business provided to Fox prior to the Closing).

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF AINGE AND MERGER SUB

The obligations of Ainge and Merger Sub to effect the Merger, the Direct Sales and otherwise consummate the Contemplated Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations.

(a) Each of the Fox Designated Representations (without giving effect to any materiality or “Newco Material Adverse Effect” qualifications therein) shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date).

(b) Each of the representations and warranties of Fox and Newco (other than the Fox Designated Representations and the representation and warranty in Section 2.5(b)) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except to the extent the failure of such representations and warranties to be accurate (without giving effect to any materiality or “Newco Material Adverse Effect” qualifications therein) would not have, individually or in the aggregate, a Newco Material Adverse Effect.

(c) The representation and warranty in Section 2.5(b) shall have been accurate in all respects as of the date of this Agreement.

6.2 Performance of Covenants.

The covenants and obligations in this Agreement and the other Transaction Documents that Fox, Newco or the other A&S Companies are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 Effectiveness of Registration Statements. (a) The Ainge Form S-4 Registration Statement and the applicable Newco Registration Statement each shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, respectively; (b) no stop order shall have been issued by the SEC and each shall remain in effect suspending the effectiveness of any such registration statement; (c) no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or shall be threatened by the SEC with the intention of suspending the effectiveness of any such registration statement; and (d) (i) if the Distribution is effected in whole or in part as an exchange offer, the applicable offer period and any extensions thereof in the exchange offer required by applicable securities laws shall have expired and (ii) if the Distribution is effected in whole or in part as a Spin-Off (as defined in the Distribution Agreement), the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired.

6.4 Ainge Stockholder Approval. The issuance of shares of Ainge Common Stock pursuant to the Merger shall have been duly approved by the applicable Required Ainge Stockholder Vote.

6.5 Separation and Distribution. The transactions contemplated by the Distribution Agreement shall have been consummated in accordance with and subject to the terms of the Distribution Agreement, and the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement and the IP License Agreement each shall have been executed and delivered by the parties (other than Ainge or Merger Sub) thereto.

6.6 Debt Exchange and Cash Dividend. (a) The Debt Exchange shall have been consummated pursuant to Section 5.16 and (b)  Fox shall have received the Cash Dividend immediately before the Distribution.

6.7 Opinion and Certificates. Ainge and Merger Sub shall have received the following opinion and certificate, each of which shall be in full force and effect:

(a) a written opinion of Cravath, or if Cravath is unwilling or unable to issue the opinion, a written opinion of another nationally recognized law firm or accounting firm reasonably acceptable to Ainge, in form and substance reasonably acceptable to Ainge, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code in which no income, gain or loss will be recognized by Ainge, Merger Sub, Newco or the holders of Newco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of Ainge Common Stock) (such opinion, the “Ainge Tax Opinion”). In rendering such opinion, Cravath (or such other law firm or accounting firm) may rely upon customary assumptions and representations reasonably satisfactory to it, including representations set forth in certificates of officers of Ainge, Merger Sub, Fox, and Newco; and

(b) a certificate executed by the Chief Executive Officer of Fox confirming that the conditions set forth in Sections 6.1, 6.2, 6.5 and 6.8 have been duly satisfied.

6.8 No Newco Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Newco Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Newco Material Adverse Effect.

6.9 Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders or approvals required under other Competition Laws that are listed on Section 6.9 of the Fox Disclosure Letter (collectively, the “Additional Antitrust Consents”) shall have been obtained.

6.10 Listing. The shares of Ainge Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market.

6.11 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.12 No Governmental Litigation. There shall not be pending any Legal Proceeding in which a Governmental Body with jurisdiction over the parties is a party: (a) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other Contemplated Transactions; (b) seeking to prohibit or limit in any material respect Ainge’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the capital stock of the Surviving Corporation; (c) relating to the Merger or the other Contemplated Transactions and that would reasonably be expected to result in a Burdensome Condition; (d) seeking to compel any of the A&S Companies, Ainge or any Subsidiary of Ainge to dispose of or hold separate any material assets or material business as a result of the Merger or any of the other Contemplated Transactions that would be a Burdensome Condition; or (e) relating to the Merger or the other Contemplated Transactions and seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or criminal liability on Ainge or any of the A&S Companies.

6.13 FIRPTA Matters. Fox shall have delivered to Ainge (i) a statement described in Section 1.1445-2(c)(3)(i) of the U.S. Treasury Regulations certifying that the interests of Newco and any Direct Sales Entity that is taxable as a corporation for U.S. federal income tax purposes are not U.S. real property interests and (ii) a statement certifying that the Direct Sales Assets and any assets of any Direct Sales Entity that is not taxable as a corporation for U.S. federal income tax purposes are not U.S. real property interests, in each case dated no more than thirty (30) days prior to the Closing Date.

7.	CONDITIONS PRECEDENT TO OBLIGATION OF FOX AND NEWCO

The obligations of Fox and Newco to effect the Merger, the Direct Sales and otherwise consummate the Contemplated Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations.

(a) Each of the Ainge Designated Representations (without giving effect to any materiality or “Ainge Material Adverse Effect” qualifications therein) shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date).

(b) Each of the representations and warranties of Ainge and Merger Sub (other than the Ainge Designated Representations and the representation and warranty in Section 3.5(b)) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except to the extent the failure of such representations and warranties to be accurate (without giving effect to any materiality or “Ainge Material Adverse Effect” qualifications therein) would not have, individually or in the aggregate, an Ainge Material Adverse Effect.

(c) The representation and warranty in Section 3.5(b) shall have been accurate in all respects as of the date of this Agreement.

7.2 Performance of Covenants. The covenants and obligations in this Agreement and the other Transaction Documents that Ainge and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Effectiveness of Registration Statements. (a) The Ainge Form S-4 Registration Statement and the applicable Newco Registration Statement each shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, respectively; (b) no stop order shall have been issued by the SEC and each shall remain in effect suspending the effectiveness of any such registration statement; (c) no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or shall be threatened by the SEC with the intention of suspending the effectiveness of any such registration statement; and (d) (i) if the Distribution is effected in whole or in part as an exchange offer, the applicable offer period and any extensions thereof in the exchange offer required by applicable securities laws shall have expired and (ii) if the Distribution is effected in whole or in part as a Spin-Off (as defined in the Distribution Agreement), the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired.

7.4 Ainge Stockholder Approval. The issuance of shares of Ainge Common Stock pursuant to the Merger shall have been duly approved by the applicable Required Ainge Stockholder Vote.

7.5 Separation and Distribution. The transactions contemplated by the Distribution Agreement shall have been consummated in accordance with and subject to the terms of the Distribution Agreement, and the Tax

Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement and the IP License Agreement each shall have been executed and delivered by the parties (other than Fox, Newco and the other A&S Companies) thereto.

7.6 Debt Exchange and Cash Dividend. (a) The Debt Exchange shall have been consummated pursuant to Section 5.16 and (b) Fox shall have received the Cash Dividend immediately before the Distribution.

7.7 Limited Ruling. Fox shall have received the Limited Ruling, and such Limited Ruling continues to be in effect; provided, however, that the condition set forth in this Section 7.7 shall be deemed to be satisfied or waived on December 31, 2018; provided, further, that if Fox has elected to take any action described in Section 5.16(d)(i) or (ii), then this condition shall be satisfied.

7.8 Opinion and Certificates. Fox shall have received the following opinion and certificate, each of which shall be in full force and effect:

(a) a written opinion of Skadden, or if Skadden is unwilling or unable to issue the opinion, a written opinion of another nationally recognized law firm or accounting firm reasonably acceptable to Fox, in form and substance reasonably acceptable to Fox, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Newco Contribution, taken together with the Distribution, will qualify as a reorganization pursuant to Sections 355, 361 and 368(a)(1)(D) of the Code, in which no gain or loss is recognized by Fox, except to the extent the Cash Dividend exceeds Fox’s adjusted tax basis in the Newco Common Stock and assuming Fox transfers to creditors or distributes to shareholders the cash received in the Cash Dividend in pursuance of the reorganization within the meaning of Section 361(b)(1) of the Code (it being understood that the Cash Dividend does not include any additional cash distributed pursuant to Section 5.16(d)(ii)); (ii) unless Fox shall have elected to effect the actions set forth in Section 5.16(d), the Debt Exchange will constitute a transfer of qualified property to creditors of Fox in connection with the reorganization within the meaning of Section 361(c)(3) of the Code; (iii) each of the Internal Distributions should qualify for non-recognition of gain and loss pursuant to Sections 355, 361 and/or 368 of the Code, in each case for U.S. federal income tax purposes; and (iv) the Merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code in which no income, gain or loss will be recognized by Ainge, Merger Sub, Newco or the holders of Newco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of Ainge Common Stock) (such opinion, the “Fox Tax Opinion”). In rendering such opinion, Skadden (or such other law firm or accounting firm) may rely upon customary assumptions and representations reasonably satisfactory to it, including representations set forth in certificates of officers of Ainge, Merger Sub, Fox and Newco; and

(b) a certificate executed by the Chief Executive Officer of Ainge confirming that the conditions set forth in Sections 7.1, 7.2, 7.4 and 7.9 have been duly satisfied.

7.9 No Ainge Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Ainge Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in an Ainge Material Adverse Effect.

7.10 Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and the Additional Antitrust Consents shall have been obtained.

7.11 Listing. The shares of Ainge Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market.

7.12 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.13 No Governmental Litigation. There shall not be pending any Legal Proceeding in which a Governmental Body with jurisdiction over the parties is a party: (a) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other Contemplated Transactions or (b) relating to the Merger or the other Contemplated Transactions and seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or criminal liability on Ainge, Fox or any of the A&S Companies.

7.14 Directors. Effective as of the Effective Time, the directors of Ainge shall be as provided in Section 5.8.

8.	TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by Ainge’s stockholders):

(a) by mutual written consent of Ainge and Fox;

(b) by either Ainge or Fox if the Merger shall not have been consummated by December 7, 2018 (such applicable date, the “End Date”); provided, however, that (x) if, on such date, the condition to Closing set forth in any of Section 6.6(a), 6.9, 7.6(a) or 7.10 shall not have been satisfied but all conditions to Closing other than those set forth in Sections 6.6(a), 6.9, 7.6(a) and 7.10 shall have been satisfied (other than conditions, which by their nature are to be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time), then either Fox or Ainge may extend the End Date to February 12, 2019 by delivery of written notice of such extension to the other party not later than December 4, 2018, in which case the End Date shall be deemed for all purposes to be such later date, and (y) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c) by either Ainge or Fox if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Fox or Ainge if: (i) the Ainge Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Ainge’s stockholders shall have taken a final vote on the issuance of shares of Ainge Common Stock pursuant to the Merger and (ii) the issuance of shares of Ainge Common Stock pursuant to the Merger shall not have been approved at the Ainge Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the applicable Required Ainge Stockholder Vote; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Ainge if Ainge’s action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain the Required Ainge Vote;

(e) by Fox (at any time prior to the approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by the Required Ainge Stockholder Vote) if an Ainge Triggering Event shall have occurred, but only within the first fifteen (15) business days after Ainge has confirmed in writing to Fox that an Ainge Triggering Event has occurred;

(f) by Ainge if: (i) any of Fox’s or Newco’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 6.1 would not then be satisfied or

(ii) any of Fox’s or Newco’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Fox’s or Newco’s representations and warranties (as of the date of this Agreement, or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Fox or Newco is curable by Fox or Newco by the End Date and Fox and Newco is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Ainge may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that Ainge gives Fox notice of such inaccuracy or breach;

(g) by Fox if: (i) any of Ainge’s or Merger Sub’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 7.1 would not then be satisfied or (ii) any of Ainge’s or Merger Sub’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Ainge’s or Merger Sub’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Ainge or Merger Sub is curable by Ainge or Merger Sub by the End Date and Ainge or Merger Sub are continuing to exercise their reasonable best efforts to cure such inaccuracy or breach, then Fox may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that Fox gives Ainge notice of such inaccuracy or breach;

(h) by Ainge (at any time prior to the approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by the Required Ainge Shareholder Vote) in order to enter into a definitive agreement to consummate an Ainge Superior Offer; provided that Ainge has complied in all material respects with its obligations under Sections 4.5 and 5.2; provided, further, that Ainge shall have paid or shall concurrently pay the Ainge Termination Fee in accordance with Section 8.3(b);

(i) by Fox if (i) the Marketing Period shall have ended, (ii) all of the conditions set forth in Section 6 have been satisfied (other than the conditions, which by their nature are to be satisfied at the Closing, each of which is, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time); (iii) the Closing shall not have occurred on or before the date required by Section 1.7; (iv) Fox has sent irrevocable written notice to Ainge after clauses (i), (ii) and (iii) are satisfied stating its intention to terminate this Agreement pursuant to this Section 8.1(i) and irrevocably confirming that Fox stands ready, willing and able to consummate the Closing; and (v) Ainge fails to consummate the Closing within the earlier of (x) the End Date and (y) three (3) business days following Ainge’s receipt of the notice described in clause (iv) above;

(j) by Fox pursuant to clause (iii) of Section 5.16(d); provided that Fox has complied in all material respects with its obligations under Sections 5.15 and 5.16; provided, further, that Fox shall have paid or shall concurrently pay the Fox Termination Fee in accordance with Section 8.3(d); or

(k) by Ainge pursuant to clause (iii) of Section 1.16.

Notwithstanding anything to the contrary herein, in the event that this Agreement is terminated by Fox pursuant to Section 8.1(b) or Section 8.1(g) and at such time Fox was entitled to terminate this Agreement pursuant to Section 8.1(i) (or would have been entitled to terminate this Agreement if Fox had sent the notice described in clause (iii) of Section 8.1(i)), then for all purposes under this Agreement any such termination of this Agreement by Fox pursuant to Section 8.1(b) or Section 8.1(g) shall be deemed to be a termination of this Agreement by Fox pursuant to Section 8.1(i).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) this Section 8.2,

Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (iii) subject to Section 8.3(f), the termination of this Agreement shall not relieve any party from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3 or otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Ainge and Fox shall share equally all (i) printing and mailing costs associated with the Newco Registration Statements, the Ainge Form S-4 Registration Statement and the Proxy Statement/Prospectus and (ii) SEC filing fees relating to the Contemplated Transactions. For the avoidance of doubt, all fees and expenses incurred by the A&S Companies in connection with this Agreement and the Contemplated Transactions shall be deemed to be Liabilities of Fox.

(b) In the event that:

(i) this Agreement is terminated by Fox pursuant to Section 8.1(e) (other than pursuant to clause (f) of the definition of Ainge Triggering Event);

(ii) this Agreement is terminated by Fox pursuant to Section 8.1(i), or this Agreement is terminated by Fox pursuant to Section 8.1(b) or Section 8.1(g) and at such time Fox was entitled to terminate this Agreement pursuant to Section 8.1(i) (or would have been entitled to terminate this Agreement if Fox had sent the notice described in clause (iii) of Section 8.1(i));

(iii) this Agreement is terminated by Ainge pursuant to Section 8.1(h);

(iv) this Agreement is terminated by either Ainge or Fox pursuant to Section 8.1(b), at the time of such termination all the conditions to Closing shall have been satisfied (other than Sections 6.5, 6.6, 7.5, 7.6 and any conditions, which by their nature are to be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time and other than the conditions that cannot be satisfied due to the failure of Ainge to so deliver such Required Ainge Financial Information) and the Marketing Period has not ended solely because of the failure of Ainge to deliver to the Financing Sources the Required Ainge Financial Information which is Compliant and otherwise in satisfaction of the other requirements in the definition of “Marketing Period”; or

(v) this Agreement is terminated by either Ainge or Fox pursuant to Section 8.1(b) or pursuant to Section 8.1(g) solely as a result of a breach by Ainge of the covenant set forth in Section 4.5(b) or 5.2 and (x) after the date of this Agreement but before any such termination a bona fide Acquisition Proposal with respect to Ainge shall have been publicly announced to or shall have become publicly known by the shareholders of Ainge generally, and (y) within twelve (12) months after such termination Ainge shall have reached a definitive agreement to consummate, or shall have consummated, such Acquisition Proposal; provided that for purposes of this clause (B) all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%;

then Ainge shall pay to Fox, in cash by wire transfer of same-day funds, (1) in the case of a fee payable pursuant to clause (b)(i), (b)(ii) or (b)(iv) above, within three business days after termination of this Agreement; (2) in the case of a fee payable pursuant to clause (b)(iii) above, concurrently with the termination of this Agreement; or (3) in the case of a fee payable pursuant to clause (b)(v) above, upon the earlier of entry into a definitive agreement or consummation of an Acquisition Proposal, a nonrefundable fee in the amount of $40,000,000 (the

“Ainge Termination Fee”). Notwithstanding the foregoing sentence, (x) for purposes of this Section 8.3(b), any termination of this Agreement under Section 8.1(b) by Ainge shall be deemed to be a termination of this Agreement under Section 8.1(g) if Fox is entitled to terminate this Agreement under Section 8.1(g) (or would have been entitled to terminate this Agreement but for Fox’s inability to terminate this Agreement as a result of any applicable waiting or notice period as prescribed in such provisions), respectively, at the time of such termination by Ainge and (y) in lieu of accepting the Ainge Termination Fee if payable by Ainge pursuant to Section 8.3(b)(ii) or 8.3(b)(iv), Fox may elect by written notice to Ainge within two (2) business days of the date this Agreement is terminated pursuant to Section 8.1(i) or 8.1(b), as the case may be, to pursue a claim against Ainge for any breach by Ainge of this Agreement (other than a failure to close the Contemplated Transactions in circumstances where Ainge has complied with its obligations under Section 5.15 and any portion of the Financings were not available), in which case the Ainge Termination Fee shall not be so payable. For the avoidance of doubt, prior to termination of this Agreement, it is explicitly agreed that Fox shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing Ainge’s obligation to cause the Financings to be funded and Ainge’s obligations to effect the consummation of the Closing in accordance with the terms of this Agreement.

(c) In the event that this Agreement is terminated by Ainge or Fox pursuant to Section 8.1(d), and (A) after the date of this Agreement but before the Ainge Stockholders’ Meeting a bona fide Acquisition Proposal with respect to Ainge shall have been made or communicated to Ainge or shall have been publicly announced to or shall have become publicly known by the shareholders of Ainge generally, and (B) within twelve (12) months after such termination Ainge shall have reached a definitive agreement to consummate, or shall have consummated, such Acquisition Proposal, then Ainge shall, upon the earlier of entry into an definitive agreement or consummation of an Acquisition Proposal, pay Fox an amount equal to the Ainge Termination Fee less any amounts paid by Ainge to Fox pursuant to Section 8.3(e), in cash by wire transfer of same-day funds; provided that for purposes of this clause (B) all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%.

(d) In the event that this Agreement is validly terminated pursuant to Section 8.1(j), then Fox shall pay to Ainge a nonrefundable fee in the amount of $40,000,000 (the “Fox Termination Fee”), in cash by wire transfer of same-day funds concurrently with the termination of this Agreement.

(e) Ainge shall pay to Fox its Expenses in an amount not to exceed $5,000,000 if this Agreement is terminated pursuant to Section 8.1(d). Any such expenses due under this Section 8.3(e) shall be paid in cash by wire transfer of same day funds no later than two (2) business days after receipt by Ainge of an itemized statement identifying such expenses.

(f) In the event that Fox or Ainge shall be entitled to receive the Ainge Termination Fee or the Fox Termination Fee, as applicable, pursuant to this Section 8.3, such fee is not a penalty but shall be liquidated damages in a reasonable amount for any and all losses or damages suffered or incurred by Fox or Ainge, as applicable, in connection with the matter forming the basis for such termination. Notwithstanding any other provision of this Agreement to the contrary, the parties agree that if actually paid, then the payments contemplated by Sections 8.3(b), 8.3(c) and 8.3(e) shall represent the sole and exclusive remedy of Fox in respect of a termination pursuant to Section 8.1 and that, except for the payment expressly set forth in this Section 8.3, Fox and its Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against Ainge or its Affiliates or any Financing Source, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against Ainge (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the Ainge Companies) or any Financing Source in connection with or arising out of the termination of this Agreement, any breach (whether such breach is intentional, unintentional, willful or otherwise) of or by any party giving rise to such termination, the failure of the Merger and the other Contemplated Transactions to be consummated, the failure by any party to perform under this Agreement or failure by any party to perform any obligation under Law (in each case, whether such failure is intentional, unintentional, willful or otherwise); provided that nothing herein shall limit Newco’s rights under the Newco Commitment Letter. Notwithstanding any other provision of this Agreement to the contrary, the parties agree that if paid, the payment contemplated by Section 8.3(d) represents the sole and exclusive remedy of Ainge in respect of a termination pursuant to Section 8.1 and that, except for the payment expressly set forth in this Section 8.3, Ainge and its Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against Fox or its Affiliates, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against Fox (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of Fox or its Affiliates) in connection with or arising out of the termination of this Agreement, any breach (whether such breach is intentional, unintentional, willful or otherwise) of or by any party giving rise to such termination, the failure of the Merger and the other Contemplated Transactions to be consummated, the failure by any party to perform under this Agreement or failure by any party to perform any obligation under Law (in each case, whether such failure is intentional, unintentional, willful or otherwise). Notwithstanding the foregoing, (i) in the event Fox is not paid the Ainge Termination Fee, nothing herein shall release Ainge from liability for fraud or willful breach or prohibit Fox from pursuing a claim against Ainge for breach of this Agreement as described in Section 8.3(b) and (ii) in the event Ainge is not paid the Fox Termination Fee, nothing herein shall release Fox from liability for fraud or willful breach or prohibit Ainge from pursuing a claim against Fox for breach of this Agreement.

(g) If a party fails to pay when due any amount payable by such party under this Section 8.3, then: (i) such party shall reimburse the other party for all costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3 and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the lower of: (A) 350 basis points over the “prime rate” (as published by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid or (B) the maximum rate permitted by applicable Legal Requirements.

(h) Notwithstanding anything to the contrary contained in this Agreement, Ainge in no event shall be obligated to pay more than one such Ainge Termination Fee with respect to all such agreements and occurrences and such termination.

(i) Without limiting the rights of Ainge and Newco under the Commitment Letters or of Ainge, Newco or any of their respective Subsidiaries under any Financing Agreements and notwithstanding anything to the contrary contained in this Agreement, Fox agrees that none of (i) the Financing Sources or (ii) any of the respective Affiliates of the Financing Sources or any of such Financing Sources’ or their respective Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, advisors, or representatives or any of their respective successors or assigns (the Persons referred to in this clause (ii) being collectively referred to as the “Financing Source Related Parties”) shall have any liability or obligation to Fox, its stockholders or its Affiliates relating to this Agreement or any of the transactions contemplated hereby (including the Financing), whether at law, in equity, in contract, in tort or otherwise.

9.	MISCELLANEOUS PROVISIONS

9.1 Amendment. This Agreement may be amended with the approval of the respective Ainge Board and Fox Board at any time prior to the Effective Time (whether before or after approval of the issuance of Ainge Common Stock pursuant to the Merger by Ainge’s stockholders); provided, however, that, after any such approval of the issuance of shares of Ainge Common Stock pursuant to the Merger by Ainge’s stockholders, no amendment shall be made which by law or regulation of the NASDAQ Global Select Market requires further approval of Ainge’s stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by an authorized representative of each of the parties hereto. Notwithstanding anything to the contrary contained in this Agreement, the second sentence of Section 8.3(f), Section 8.3(i), Section 9.2(c), the last sentence of Section 9.5, the last sentence of Section 9.7 and this sentence (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of the foregoing specified provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent of such Financing Source.

9.2 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any party would otherwise have.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement (including under Section 6, with respect to Ainge and Merger Sub and Section 6.13 with respect to Fox and Newco), unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered by a duly authorized officer on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(c) Notwithstanding anything to the contrary contained in this Agreement, the second sentence of Section 8.3(f), Section 8.3(i), the last sentence of Section 9.1, the last sentence of Section 9.5, the last sentence of Section 9.7), and this sentence (and any other provision of this Agreement to the extent that a waiver of such provision would modify the substance of the foregoing specified provisions) may not be waived in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent of such Financing Source.

9.3 No Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to this Agreement, the Distribution Agreement or any other Transaction Document shall survive the Closing in accordance with their terms, and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. Except as provided in the immediately following sentence, none of the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. Solely for purposes of the indemnification provisions set forth in Article IV of the Distribution Agreement, the representations and warranties set forth in (i) Section 2.3, Section 2.4(d), Section 2.6(b), Section 2.8(h), Section 2.23 and Section 3.4(e) shall survive until the fifteen (15) month anniversary of the Closing and (ii) Section 2.6(a) and Section 2.8(d) shall survive until the three (3) year anniversary of the Closing. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

9.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Distribution Agreement and the other Transaction Documents, including the schedules, exhibits and amendments hereto and the other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms (it being understood that no provision in the Confidentiality Agreement shall limit any party’s rights or remedies in the case of fraud). This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, the other party shall re-execute original forms thereof and deliver them to the requesting party. No party shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation of a Contract and each such party forever waives any such defense.

9.5 Applicable Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties hereto irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof; (b) each of the parties irrevocably waives the right to trial by jury; and (c) each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other proceeding is improper; or (z) this Agreement, the other Transaction Documents, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.8 will be effective service of process for any claim, action, suit or other proceeding in the Court of Chancery of the State of Delaware or, to the extent required by law, any federal court in the State of Delaware, with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that: (i) it will not bring or support any legal proceeding against the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any dispute relating to the Financing, in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in any New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any claims or causes of action relating to the Financing, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; and (iii) the provisions of this Section 9.5 relating to the waiver of jury trial shall apply to any legal proceeding described in clause (i) of this sentence.

9.6 Disclosure Letters. The Fox Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2. The Ainge Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3. For purposes of this Agreement: (a) each statement or other item of information set forth in the Fox Disclosure Letter is intended only to qualify and limit the representations, warranties, covenants and agreements of Fox and Newco contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements and (b) each statement or other item of information set forth in the Ainge Disclosure Letter is intended only to qualify and limit the representations, warranties, covenants and agreements of Ainge and Merger Sub contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements. The Fox Disclosure Letter and Ainge Disclosure Letter shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made without the prior written consent of Fox and Ainge. Any purported update or modification to the Fox Disclosure Letter or Ainge Disclosure Letter after the date hereof without the prior written consent of Fox and Ainge shall be disregarded. Notwithstanding the foregoing, no updates, amendments or modifications to the Fox Disclosure Letter after the date hereof that are necessary to reflect any updates, amendments, modifications or supplements to the Preliminary Plan or Separation Plan in accordance with Section 1.1 of the Distribution Agreement shall be made without the prior written consent of Ainge, such consent not to be unreasonably withheld, conditioned or delayed (provided that it shall not be unreasonable to withhold consent for the reasons contemplated by the first proviso to Section 1.4(a)).

9.7 Assignability; No Third Party Rights. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Financing Sources shall be third-party beneficiaries of the second sentence of Section 8.3(f), Section 8.3(i), the last sentence of Section 9.1, Section 9.2(c), the last sentence of Section 9.5 and this sentence.

9.8 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two business days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Pacific Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Pacific Time and receipt is confirmed, on the following business day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Ainge or Merger Sub:

c/o Altra Industrial Motion Corp.

300 Granite Street

Suite 201

Braintree, MA 02184

Attention: Glenn E. Deegan, Vice President, Legal and Human

Resources, General Counsel and Secretary

Email: glenn.deegan@altramotion.com

Facsimile: (617) 671-0534

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 8th Avenue

New York, New York 10019

Tel: (212) 474-1000

Attention: Thomas E. Dunn

E-mail: tdunn@cravath.com

Facsimile: (212) 474-3700

if to Fox or Newco:

c/o Fox Corporation

6920 Seaway Blvd

Everett, WA 98203

Attention: General Counsel

E-mail: peter.underwood@fortive.com

Facsimile: (425) 446-5007

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Tel: (212) 735-3000

Attention: Thomas W. Greenberg

Email: thomas.greenberg@skadden.com

Facsimile: (212) 735-2000

9.9 Cooperation. Ainge and Merger Sub, on the one hand, and Fox and Newco, on the other hand, agree to cooperate fully with Fox and Newco and Ainge and Merger Sub, respectively, and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.10 Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 No Presumption Against Drafting Party. Each of Fox, Newco, Ainge and Merger Sub acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the Contemplated Transactions. Accordingly, any rule that would require interpretation of any claimed ambiguities in this Agreement or any of the other Transaction Documents against the drafting party has no application and is expressly waived.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e) As used in this Agreement, the word “will” shall be deemed to have the same meaning and effect as the word “shall.”

(f) As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(g) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(h) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ALTRA INDUSTRIAL MOTION CORP.
By:	/s/ Carl R. Christenson
Name:	Carl R. Christenson
Title:	Chief Executive Officer

MCHALE ACQUISITION CORP.
By:	/s/ Carl R. Christenson
Name:	Carl R. Christenson
Title:	President

FORTIVE CORPORATION
By:	/s/ Jonathan L. Schwarz
Name:	Jonathan L. Schwarz
Title:	Vice President - Corporate Development

STEVENS HOLDING COMPANY, INC.
By:	/s/ Emily Weaver
Name:	Emily Weaver
Title:	President

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“A&S Business” shall mean the Automation & Specialty platform of Fox and its Subsidiaries as conducted by them under the brands listed on Schedule A, including by the Portescap, Kollmorgen, Thomson and Jacobs Vehicle Systems operating companies, and including the A&S Companies and the Direct Sales Asset Sellers; provided, however, that the “A&S Business” shall exclude the Hengstler and Dynapar businesses.

“A&S Business 2017 Adjusted EBITDA” shall mean the amount of combined and consolidated net income plus, to the extent included in net income, the net interest expense, income taxes, depreciation and amortization of the A&S Business for the twelve (12) months ended December 31, 2017, per the Audited Financial Statements, and taking into account the effect of adjustments required to present the financial statements on a carved out basis of accounting as required by Generally Accepted Accounting Principles in the United States (“Carve Out Adjustments”) subject to Schedule B.

“A&S Companies” shall mean (i) Newco and its Subsidiaries after giving effect to the Newco Transfer and (ii) the Direct Sales Entities (and their Subsidiaries).

“Above-Basis Amount” shall mean $1.4 billion minus the Basis Amount minus the Direct Sales Purchase Price.

“Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Ainge to Fox or Newco or by Fox to Ainge) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Ainge to Fox or Newco or by Fox to Ainge) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” with respect to an Entity shall mean any transaction or series of transactions (other than the Contemplated Transactions) involving, directly or indirectly:

(a) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which such Entity is a constituent corporation and which would result in a third party, or the stockholders of that third party, beneficially owning 20% or more of any class of equity or voting securities of such Entity or the Entity resulting from such transaction or the parent of such Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such Entity; or (iii) in which such Entity issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Entity;

(b) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of such Entity or its Subsidiaries that constitute or account for 20% or more of the consolidated net revenues, or consolidated net income for the 12 full months immediately prior to the receipt of the related Acquisition Proposal or 20% or more of the fair market value of the consolidated assets of such Entity and its Subsidiaries, taken as a whole; or

(c) any liquidation or dissolution of such Entity.

Exhibit A-1

An “Affiliate” of any Person shall mean any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person, and, for the purposes of this definition only, “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

“Ainge Affiliate” shall mean any Person under common control with any of the Ainge Companies within the meaning of Section 4001 of ERISA or Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Ainge Associate” shall mean any current or former officer, employee, independent contractor, consultant or director, of or to any of the Ainge Companies or of or to any Ainge Affiliate.

“Ainge Benefit Plan” shall mean (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) and (ii) each other employment, compensation, bonus, incentive, severance, termination pay, retention, transaction bonus, change in control, Tax gross-up, relocation, repatriation, expatriation, deferred compensation, stock or stock-related award, health or prescription drug benefit, dental benefit, vision benefit, perquisite, fringe benefit, sick pay, paid time off, vacation pay, leave of absence or retirement benefit plan, program, policy, practice or Contract, in each case whether or not in writing and whether or not funded, that either (a) is maintained or contributed to, or required to be maintained or contributed to, by any of the Ainge Companies or any Ainge Affiliate for the benefit of any Ainge Associate or (b) with respect to which any of the Ainge Companies has or may incur or become subject to any liability or obligation; provided, however, that in no event shall any Ainge Governmental Plan be considered to be an Ainge Benefit Plan.

“Ainge Board” shall mean Ainge’s board of directors.

“Ainge Common Stock” shall mean the Common Stock, $0.001 par value per share, of Ainge.

“Ainge Companies” shall mean: (a) Ainge and (b) each of Ainge’s Subsidiaries, including Merger Sub.

“Ainge Contract” shall mean any Contract: (a) to which any of the Ainge Companies is a party; (b) by which any of the Ainge Companies or any Ainge IP or any other asset of any of the Ainge Companies is or may become bound or under which any of the Ainge Companies has, or may become subject to, any obligation; or (c) under which any of the Ainge Companies has or may acquire any right or interest.

“Ainge Credit Agreement” shall mean the Second Amended and Restated Credit Agreement, dated as of October 22, 2015, among Ainge and certain of its Subsidiaries, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent, as amended.

“Ainge Designated Representations” shall mean the representations and warranties set forth in the first sentence of Section 3.1(b) and in Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.3(d), Section 3.3(e), Section 3.3(f), Section 3.19, Section 3.21 and Section 3.23.

“Ainge Disclosure Letter” shall mean the Ainge Disclosure Letter that has been prepared by Ainge in accordance with the requirements of Section 9.6 of this Agreement and that has been delivered by Ainge to Fox concurrently with the execution of this Agreement.

“Ainge Employee” shall mean any director, officer or employee of any of the Ainge Companies.

“Ainge Equity Award” shall mean any outstanding Ainge RSA or Ainge PSA, or any other outstanding stock option, restricted stock, restricted stock unit or other equity award with respect to the equity interests of Ainge or any Ainge Affiliate.

Exhibit A-2

“Ainge Equity Plans” shall mean Ainge’s 2004 Equity Incentive Plan and 2014 Omnibus Incentive Plan, each as amended.

“Ainge Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Ainge in connection with the issuance of Ainge Common Stock pursuant to the Merger, as said registration statement may be amended prior to the time it becomes effective under the Securities Act.

“Ainge Governmental Plan” shall mean any governmental or statutory plan, program or arrangement (including, without limitation, statutory severance, minimum wage and workers’ compensation requirements), as to which Ainge or any Ainge Affiliate contributes, has an obligation to contribute, or otherwise has any liability for the benefit of any Ainge Associate.

“Ainge Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Ainge and its consolidated Subsidiaries as of September 30, 2017.

“Ainge IP” shall mean all Intellectual Property Rights with respect to which any of the Ainge Companies has (or purports to have) an ownership interest.

“Ainge Material Adverse Effect” shall mean any effect, change, event or circumstance (collectively, “Effect”) that, considered together with all other Effects, (a) is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition or results of operations of Ainge and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, an Ainge Material Adverse Effect: (i) conditions generally affecting the industry in which Ainge competes or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) do not have a disproportionate impact on the Ainge Companies taken as a whole, relative to other companies in the industry in which the Ainge Companies operate; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Ainge Companies taken as a whole, relative to other companies in the industry in which the Ainge Companies operate; (iii) changes in the trading price or trading volume of Ainge Common Stock (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iv), (v), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Ainge Common Stock may give rise to an Ainge Material Adverse Effect and may be taken into account in determining whether an Ainge Material Adverse Effect has occurred); (iv) changes in GAAP (or any interpretations of GAAP) or Legal Requirements applicable to Ainge or any of its Subsidiaries, to the extent that such conditions do not have a disproportionate impact on Ainge Companies taken as a whole, relative to other companies in the industry in which the Ainge Companies operate; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to any such failure may give rise to an Ainge Material Adverse Effect and may be taken into account in determining whether an Ainge Material Adverse Effect has occurred); (vi) any stockholder or derivative litigation arising from or relating to this Agreement or the Contemplated Transactions; (vii) Effects resulting directly from the announcement or pendency of this Agreement or the Contemplated Transactions, including loss of employees, suppliers or customers (including changes in customer bidding procedures or testing or award or scope of survey and/or loss of customer orders or Contracts) and any related decrease in sales volume of Ainge Products (it being understood that this clause (vii) shall not apply with respect to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences from this Agreement and the Contemplated Transactions); or (viii) any items disclosed on Section 3 of the Ainge Disclosure Letter or (b) would prevent or

Exhibit A-3

materially impair Ainge from complying with its obligations hereunder or consummating the Contemplated Transactions.

“Ainge Owned Real Property” shall mean all Owned Real Property of Ainge or any of Ainge’s Subsidiaries.

“Ainge PSA” shall mean each performance share of Ainge Common Stock, whether granted by Ainge pursuant to an Ainge Equity Plan, assumed by Ainge in connection with any merger, acquisition or similar transaction or otherwise issued or granted and which vests based in whole or in part on the achievement of specified performance objectives.

“Ainge Product” shall mean any product or service (i) both (x) designed or developed and (y) sold or (ii) under development and substantially completed; or (iii) manufactured, sold or distributed, in each of the foregoing (i), (ii) and (iii), by or on behalf of the Ainge Companies as of the date of this Agreement, including the products listed in Section 3.8 of the Ainge Disclosure Letter. The Ainge Products under the foregoing clauses (i) and (ii) shall be referred to herein as the “Proprietary Ainge Products.”

“Ainge RSA” shall mean each restricted share of Ainge Common Stock, whether granted by Ainge pursuant to an Ainge Equity Plan, assumed by Ainge in connection with any merger, acquisition or similar transaction or otherwise issued or granted and which vests based solely on the continued employment or service of the recipient thereof.

“Ainge Share Amount” shall mean 35,000,000 shares of Ainge Common Stock.

“Ainge Share Minimum” shall mean, at any time, the number of shares of Ainge Common Stock equal to 50.1% of the shares of Ainge Common Stock outstanding at such time.

“Ainge Superior Offer” shall mean an unsolicited bona fide written offer by a third party to purchase at least a majority of the outstanding shares of Ainge Common Stock or at least a majority of the assets of Ainge (whether through a tender offer, merger or otherwise), that is determined by the Ainge Board, in its good faith judgment, after consulting with its financial advisor and outside legal counsel, and after taking into account the terms and conditions of the offer, including the likelihood and anticipated timing of consummation, (i) to be more favorable, from a financial point of view, to Ainge’s stockholders than the Contemplated Transactions and (ii) to be reasonably likely to be completed, taking into account any financing and approval requirements that the Ainge Board determines to be relevant and all other financial, legal, regulatory and other aspects of such proposal that the Ainge Board determines to be relevant, including whether financing, if a cash transaction (in whole or part), is then fully committed.

An “Ainge Triggering Event” shall be deemed to have occurred if (a) the Ainge Board shall have failed to recommend that Ainge’s stockholders vote to approve the issuance of shares of Ainge Common Stock pursuant to the Merger, or shall have directly or indirectly withdrawn or modified in a manner adverse to Fox the Ainge Board Recommendation; (b) Ainge shall have failed to include in the Proxy Statement/Prospectus the Ainge Board Recommendation; (c) Ainge shall have failed to publicly recommend against any publicly announced Acquisition Proposal with respect to Ainge or publicly announced Acquisition Inquiry with respect to Ainge, and reaffirm the Ainge Board Recommendation in connection therewith, within ten (10) business days of the request of Fox in writing; (d) the Ainge Board shall have approved, endorsed or recommended any Acquisition Proposal; (e) Ainge shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than any confidentiality agreement contemplated by Section 4.5(b)); or (f) Ainge shall have breached in any material respect Section 4.5 of this Agreement.

“Basis Amount” shall have the meaning set forth in the Distribution Agreement.

Exhibit A-4

A “business day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which commercial banking institutions are authorized or required by applicable Legal Requirements to be closed in the Commonwealth of Massachusetts or the State of Washington.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Collective Bargaining Agreement” shall have the meaning the form of Employee Matters Agreement attached to the Distribution Agreement as Exhibit C.

“Commitment Letters” shall mean the Direct Sales Commitment Letter and the Newco Commitment Letter.

“Competition Laws” shall mean applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement.

“Compliant” shall mean, with respect to the Required A&S Financial Information and the Required Ainge Financial Information, that (i) such Required A&S Financial Information and Required Ainge Financial Information, as applicable, does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required A&S Financial Information and Required Ainge Financial Information, respectively, in the light of the circumstances under which the Required A&S Financial Information and Required Ainge Financial Information were provided, not misleading; (ii) such Required A&S Financial Information and Required Ainge Financial Information, as applicable, is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for offerings of debt securities on a registration statement on Form S-1 for a non-reporting company, subject to customary exceptions for an offering of debt securities pursuant to Rule 144A (including the exceptions set forth in Section 5.13); (iii) the independent auditors for the A&S Business and Newco and the independent auditors for Ainge, as applicable, have not withdrawn any audit opinion with respect to any financial statements contained in the Required A&S Financial Information and the Required Ainge Financial Information, respectively; (iv) with respect to any interim financial statements, such interim financial statements have been reviewed by the independent auditors for the A&S Business and Newco and the independent auditors of Ainge, as applicable, as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722 or any similar provision; and (v) the financial statements and other financial information included in such Required A&S Financial Information and such Required Ainge Financial Information are, and remain throughout the Marketing Period, of a date sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period and (B) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the independent auditors for the A&S Business and Newco and the independent auditors Ainge on the applicable financial statements and financial information contained in any offering memoranda, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on the last day of the Marketing Period.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of October 27, 2017, between Fox and Ainge.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Exhibit A-5

“Contemplated Transactions” shall mean the Merger, the Distribution, the Direct Sales and the other transactions contemplated by the Transaction Documents.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Conveyance” shall mean assign, transfer, convey and deliver.

“Conveyance Taxes” shall mean any sales, use, transfer, conveyance, ad valorem, stamp, stamp duty, recording or other similar tax, fee or charge imposed by any Governmental Body upon the sale, transfer or assignment of real, personal, tangible or intangible property or any interest therein pursuant to this Agreement (excluding, for the avoidance of doubt, the Internal Restructuring), or upon the recording of any such sale, transfer or assignment, together with any interest, additions or penalties in respect thereof.

“Derivative” shall mean: (i) any derivative work (as defined in Section 101 of the U.S. Copyright Act) of any copyrighted work and (ii) all improvements, modifications, alterations, adaptations, enhancements and new versions of any technology.

“DGCL” shall mean the Delaware General Corporation Law.

“Direct Sales Assets” shall mean the A&S Assets (as defined in the Distribution Agreement) held by the Direct Sales Asset Sellers or the Direct Sales Entities (and their Subsidiaries).

“Direct Sales Asset Purchasers” shall mean the Subsidiaries of Ainge designated by Ainge prior to the Distribution to purchase the Direct Sales Assets.

“Direct Sales Asset Sellers” shall mean the Subsidiaries of Fox that are contemplated by the Separation Plan to sell the Direct Sales Assets.

“Direct Sales Assumed Liabilities” shall mean the A&S Liabilities (as defined in the Distribution Agreement) of or attributable to the Direct Sales Asset Sellers or attributable to the Direct Sales Assets.

“Direct Sales Commitment Letter” shall mean an executed commitment letter, including (A) all exhibits, schedules, annexes, joinders and amendments to such agreements in effect as of the date of this Agreement; and (B) any associated fee letter in redacted form, which redacted fee information does not relate to the termination of the Direct Sales Financing (except for any provisions relating to fees payable upon or after the termination of the Direct Sales Financing), the amounts (excluding the effect of original issue discount or upfront fees) or conditionality of, or contain any conditions precedent to, the funding of the Direct Sales Financing by the financing sources party thereto (together with all additional lenders and financing sources joined to the Direct Sales Commitment Letter, the “Direct Sales Financing Lenders”), pursuant to which, among other things, the Direct Sales Financing Lenders have committed to provide Ainge with financing in the amount set forth therein (together with any Permitted Alternative Financing thereof, the “Direct Sales Financing”) for purposes of funding Ainge’s purchase of the Direct Sales Assets and Direct Sales Entities (and their Subsidiaries).

“Direct Sales Entities” shall mean the “Direct Sales Entities” reflected in the Separation Plan.

“Direct Sales Entity Purchasers” shall mean the Subsidiaries of Ainge designated by Ainge prior to the Distribution to purchase the Direct Sales Entities.

“Direct Sales Entity Sellers” shall mean the Subsidiaries of Fox that are contemplated by the Separation Plan to sell the Direct Sales Entities.

Exhibit A-6

“Direct Sales Financing” shall have the meaning set forth in the definition of “Direct Sales Commitment Letter.”

“Direct Sales Financing Lenders” shall have the meaning set forth in the definition of “Direct Sales Commitment Letter.”

“Direct Sales Owned Real Property” shall mean all Owned Real Property that is intended to be conveyed to a Direct Sales Asset Purchaser or to be held by a Direct Sales Entity (or a Subsidiary of a Direct Sales Entity) pursuant to or upon the Direct Sales as set forth on the Preliminary Plan or Separation Plan as defined in Section 1.1 of the Distribution Agreement.

“Direct Sales Parties” shall mean the Direct Sales Sellers and the Direct Sales Purchasers.

“Direct Sales Purchasers” shall mean the Direct Sales Entity Purchasers and the Direct Sales Asset Purchasers.

“Direct Sales Sellers” shall mean the Direct Sales Entity Sellers and the Direct Sales Asset Sellers.

“Distribution” shall have the meaning set forth in the Distribution Agreement.

“Distribution Agreement” shall mean the Separation and Distribution Agreement by and between Fox, Ainge and Newco, dated as of the date of this Agreement, as it may be amended from time to time in accordance with the terms thereof.

“Distribution Date” shall have the meaning set forth in the Distribution Agreement.

“DOL” shall mean the U.S. Department of Labor.

“Employee Matters Agreement” shall mean the Employee Matters Agreement in substantially the form attached to the Distribution Agreement as Exhibit C.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended.

“Excluded Assets” shall have the meaning set forth in the Distribution Agreement.

“Excluded Liabilities” shall have the meaning set forth in the Distribution Agreement.

Exhibit A-7

“Expenses” shall mean, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or its Subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the other Transaction Documents and the Contemplated Transactions, any litigation with respect thereto, the preparation, printing, filing and mailing of the Newco Registration Statements, the Ainge Form S-4 Registration Statement and the Proxy Statement/Prospectus, the filing of any required notices under the HSR Act or any mandatory notifications required under any applicable Competition Laws, and all other matters related to the Merger or the other Contemplated Transactions.

“Export Control Laws” means (i) U.S. export and anti-boycott laws, and regulations implemented thereunder, including, but not limited to, the Arms Export Control Act of 1976 (22 U.S. Code Ch. 39), the Export Administration Act of 1979 (50 U.S. Code §§ 2401 et. seq.), the International Traffic in Arms Regulations (22 U.S. Code. Ch. 120), and (ii) export control programs and regulations administered by the United Nations Security Council, the European Union, and the United Kingdom.

“Financing Sources” means the Persons, including the Lenders, that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Ainge or any of its Affiliates in connection with, or that are otherwise acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents, administrative or collateral agents, trustees or similar representatives in respect of, all or any part of the Financing.

“Foreign Implementing Agreements” shall mean the various agreements and the schedules and exhibits thereto to be entered into by the Direct Sales Parties for the purpose of implementing the sale, transfer, conveyance, assignment and assumption, as applicable, of the Direct Sales Assets and, the Direct Sales Assumed Liabilities and the shares of the Direct Sales Entities (and their Subsidiaries) to the Direct Sales Purchasers, as the case may be, by such Direct Sales Asset Sellers and Direct Sales Entity Sellers, in the appropriate jurisdictions.

“Fox Affiliate” shall mean any Person under common control with any of the A&S Companies within the meaning of Section 4001 of ERISA or Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Fox Associate” shall mean any current or former officer, employee, independent contractor, consultant or director of or to Fox or its Subsidiaries. For the avoidance of doubt, “Fox Associate” includes each Newco Associate.

“Fox Benefit Plan” shall mean (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) and (ii) each other employment, compensation, bonus, incentive, severance, termination pay, retention, transaction bonus, change in control, Tax gross-up, relocation, repatriation, expatriation, deferred compensation, stock or stock-related award, health or prescription drug benefit, dental benefit, vision benefit, perquisite, fringe benefit, sick pay, paid time off, vacation pay, leave of absence or retirement benefit plan, program, policy, practice or Contract, in each case whether or not in writing and whether or not funded, that either (a) is maintained or contributed to, or required to be maintained or contributed to, by Fox or any of its Subsidiaries for the benefit of any Newco Employee or (b) with respect to which any of the A&S Companies has or may incur or become subject to any liability or obligation; provided, however, that in no event shall any Fox Governmental Plan be considered to be a Fox Benefit Plan.

“Fox Board” shall mean Fox’s board of directors.

“Fox Common Stock” shall mean the common stock, $0.01 par value per share, of Fox.

Exhibit A-8

“Fox Designated Representations” shall mean the representations and warranties set forth in the first sentence of Section 2.1(b) and in Section 2.3(a), Section 2.3(b), Section 2.3(c), Section 2.3(d), Section 2.3(f), Section 2.3(g), 2.19, 2.21 and 2.23.

“Fox Disclosure Letter” shall mean the Fox Disclosure Letter that has been prepared by Fox in accordance with the requirements of Section 9.6 of this Agreement and that has been delivered by Fox to Ainge concurrently with the execution of this Agreement.

“Fox Equity Award” shall mean any outstanding Fox Option or Fox RSU that is held by a Newco Employee, or any other outstanding stock option, restricted stock, restricted stock unit or other equity award with respect to the equity interests of Fox or any Fox Affiliate that is held by a Newco Employee.

“Fox Equity Plan” shall mean Fox’s 2016 Stock Incentive Plan.

“Fox Governmental Plan” shall mean any governmental or statutory plan, program or arrangement (including, without limitation, statutory severance, minimum wage and workers’ compensation requirements), as to which Fox or any Fox Affiliate contributes, has an obligation to contribute, or otherwise has any liability for the benefit of any Newco Employee.

“Fox Options” shall mean each option to purchase shares of Fox Common Stock from Fox, whether granted by Fox pursuant to the Fox Equity Plan, assumed by Fox in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

“Fox RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of Fox Common Stock by Fox, whether granted by Fox pursuant to the Fox Equity Plan, assumed by Fox in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

“Fox SEC Documents” shall mean all registration statements, proxy statements, Fox certifications and other statements, reports, schedules, forms and other documents filed by Fox with the SEC, including all amendments thereto, since January 1, 2016.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Approvals” shall have the meaning set forth in the Distribution Agreement.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the New York Stock Exchange and the NASDAQ Global Select Market).

“Government Bid” shall mean any offer to sell made by the A&S Companies or the Ainge Companies, as applicable, prior to the Closing Date which, if accepted, would result in a Government Contract and for which an award has not been made thirty (30) days or more prior to the date of this Agreement.

“Government Contract” shall mean any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement or other

Exhibit A-9

similar arrangement of any kind, between the A&S Companies or the Ainge Companies, as applicable, on one hand, and (i) any Governmental Body; (ii) any prime contractor of a Governmental Body in its capacity as a prime contractor; or (iii) any subcontractor at any tier with respect to a contract with a Governmental Body if such subcontractor is acting in its capacity as a subcontractor, on the other hand.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall have the meaning set forth in the Distribution Agreement.

“Information” shall mean information in written, oral, electronic or other tangible or intangible form, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data, but in any case excluding back-up tapes.

“Intellectual Property Rights” shall have the meaning set forth in the Distribution Agreement.

“Internal Distributions” shall mean those steps of the Internal Restructuring, currently corresponding to Steps 2, 3, 5, 6, 22, 24, 25, 28, 29, 32, 33, 40 and 41 of the Preliminary Plan, as set forth on Schedule 1.1(b) to the Distribution Agreement, and as will be finally described in the Separation Plan as contemplated in Section 1.1(b) of the Distribution Agreement.

“Internal Restructuring” shall have the meaning set forth in the Distribution Agreement.

“IP License Agreement” shall have the meaning ascribed to the Cross-License Agreement in the Distribution Agreement.

“IRS” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Jacobs Vehicle Systems” shall mean Fox’s Jacobs Vehicle Systems operating company.

“Knowledge of Ainge” or a similar phrase shall mean the actual knowledge of the Persons set forth on Schedule C.

“Knowledge of Fox” or a similar phrase shall mean the actual knowledge of the Persons set forth on Schedule D.

“Kollmorgen” shall mean Fox’s Kollmorgen operating company.

“Law” shall have the meaning set forth in the Distribution Agreement.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, Order, award,

Exhibit A-10

ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange and the NASDAQ Global Select Market).

“Lenders” shall mean the Newco Financing Lenders and the Direct Sales Financing Lenders.

“Liabilities” shall have the meaning set forth in the Distribution Agreement.

“Limited Ruling” shall mean a private letter ruling substantially to the effect that the Debt Exchange will constitute a transfer of qualified property to creditors of Fox in connection with the reorganization within the meaning of Section 361(c)(3) of the Code.

“Made Available” shall mean that: (a) with respect to any information, document or other material to which Fox has given Ainge or its Representatives access: either (x) (i) such information, document or material was made available by Fox for review by Ainge or Ainge’s Representatives at least twenty-four (24) hours prior to the execution of this Agreement in the physical data room (a list of such documents and materials having been provided by Fox to Ainge outside legal counsel) or the virtual data room maintained by Fox on the data site from Merrill Corporation in connection with the Contemplated Transactions (it being understood that a document that was only made available for review in the physical or virtual data room in the twenty-four (24) hours prior to the execution of this Agreement shall only be deemed to have been made available if Fox shall have promptly notified and given immediate access to Ainge or its outside legal counsel that such document was provided or uploaded into the physical or virtual data room) and (ii) Ainge or Ainge’s Representatives had access to such information, document or material throughout such period of time or (y) that such information was filed by Fox, with the SEC prior to the date of this Agreement and was, as of the date of this Agreement, publicly available on the SEC’s EDGAR Database and (b) with respect to any information, document or other material to which Ainge has given Fox access: either (x) (i) such information, document or material was made available by Ainge for review by Fox or Fox’s Representatives at least twenty-four hours (24) prior to the execution of this Agreement in the virtual data room maintained by Ainge with data site from Merrill Corporation in connection with the transactions contemplated by this Agreement (it being understood that a document that was only made available for review in the virtual data room in the twenty-four (24) hours prior to the execution of this Agreement shall only be deemed to have been made available if Ainge shall have promptly notified Fox or its outside legal counsel that such document was uploaded into the virtual data room) and (ii) Fox and Fox’s Representatives had access to such information, document or material throughout such period of time or (y) that such information was filed by Ainge, with the SEC prior to the date of this Agreement and was, as of the date of this Agreement, publicly available on the SEC’s EDGAR database. As used in this definition of “Made Available,” the term “file” and variations thereof shall be construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

“Marketing Period” means the first period of fifteen (15) consecutive business days commencing after (x) all conditions to Closing other than those set forth in Sections 6.5, 6.6, 7.5 and 7.6 shall have been satisfied and other than those conditions which by their nature are to be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time; (y) the Required Ainge Financial Information which is Compliant has been delivered to the Financing Sources; and (z) the Required A&S Financial Information which is Compliant has been delivered to Ainge and the Financing Sources; provided that (i) if such fifteen (15) consecutive business days has not ended on or prior to August 17, 2018, such period shall be deemed not to have commenced earlier than September 4, 2018; (ii) the days from November 22, 2018 through November 25, 2018 shall not be included when counting the fifteen (15) consecutive business days (and the Marketing Period need not be consecutive to the extent it would have otherwise included any of those days); and (iii) if such period has not ended on or before December 21, 2018, such period shall be deemed not to have commenced earlier than January 2, 2019. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive business day period, (x) Fox or any of its Subsidiaries, or Ainge or any of its Subsidiaries, as the

Exhibit A-11

case may be, shall have announced any intention to restate any financial statements or financial information included in the Required A&S Financial Information, or the Required Ainge Financial Information, or that any such restatement is under consideration or may be a possibility by such party, respectively, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required A&S Financial Information and Required Ainge Financial Information has been amended or Fox or any of its Subsidiaries or Ainge or any of its Subsidiaries, as the case may be, has announced that it has concluded that no restatement shall be required, and the requirements described in the immediately preceding sentence would be satisfied on the first day, throughout and on the last day of such new fifteen (15) consecutive business day period or (y) the Required A&S Financial Information or the Required Ainge Financial Information is not Compliant on the first day, throughout and on the last day of such fifteen (15) consecutive business day period, in which case a new fifteen (15) consecutive business day period shall commence upon the Financing Sources receiving updated Required A&S Financial Information and updated Required Ainge Financial Information, as the case may be, that is Compliant, and satisfying the other requirements described in the immediately preceding sentence (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required A&S Financial Information and the Required Ainge Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred) or (z) the Distribution Date shall not occur on or prior to the last day of such fifteen (15) consecutive business day period. If Fox shall in good faith reasonably believe that it has delivered the Required A&S Financial Information that is Compliant, it may deliver to Ainge written notice to that effect, in which case Fox shall be deemed to have delivered such Required A&S Financial Information on the date such notice is received by Ainge and the Marketing Period shall be deemed to have commenced on the date such notice is received provided that the Required Ainge Financial Information that is Compliant has also been delivered to the Financing Sources, unless Ainge in good faith reasonably believes that Fox has not completed delivery of such Required A&S Financial Information and, within three business days after their receipt of such notice from Fox, Ainge delivers a written notice to Fox to that effect (stating with specificity what Required A&S Financial Information it has not delivered). If Ainge shall in good faith reasonably believe that it has delivered the Required Ainge Financial Information that is Compliant, it may deliver to Fox written notice to that effect, in which case Ainge shall be deemed to have delivered such Required Ainge Financial Information on the date such notice is received by Fox and the Marketing Period shall be deemed to have commenced on the date such notice is received provided that the Required A&S Financial Information that is Compliant has also been delivered to the Financing Sources, unless Fox in good faith reasonably believes that Ainge has not completed delivery of such Required Ainge Financial Information and, within three business days after their receipt of such notice from Ainge, Fox delivers a written notice to Ainge to that effect (stating with specificity what Required Ainge Financial Information it has not delivered).

“Newco Assets” shall have the meaning ascribed to the A&S Assets in the Distribution Agreement.

“Newco Associate” shall mean any current or former officer, employee, independent contractor, consultant or director of or to the A&S Business or any of the A&S Companies.

“Newco Board” shall mean Newco’s board of directors.

“Newco Commitment Letter” shall mean an executed commitment letter, including (A) all exhibits, schedules, annexes, joinders and amendments to such agreements in effect as of the date of this Agreement; and (B) any associated fee letter in unredacted form, in each case, by and between Newco (or any Affiliate thereof, if applicable) and the financing sources party thereto (together with all additional lenders and financing sources joined to the Newco Commitment Letter, the “Newco Financing Lenders”), pursuant to which, among other things, the Newco Financing Lenders have committed to provide Newco with financing in the amount set forth therein (together with any Permitted Alternative Financing thereof and, unless the context requires otherwise, any debt securities issued in lieu of the committed financing as contemplated by the Newco Commitment Letter, “Newco Financing”) for purposes of (i) funding the pre-closing Cash Dividend up to the Basis Amount and (ii) funding any additional dividend by Newco to Fox in the event the Debt Exchange is not consummated in an amount equal to the Above-Basis Amount.

Exhibit A-12

“Newco Common Stock” shall mean the Common Stock of Newco, par value $0.01 per share.

“Newco Contract” shall mean any Contract: (a) to which any of the A&S Companies is a party; (b) by which any of the A&S Companies, any Newco IP, any Direct Sales Assets or any other asset of any of the A&S Companies is or may become bound or under which any of the A&S Companies has, or may become subject to, any obligation; or (c) under which any of the A&S Companies has or may acquire any right or interest.

“Newco Contribution” shall have the meaning set forth in the Distribution Agreement.

“Newco Employee” shall have the meaning set forth in the Employee Matters Agreement; provided that, for purposes of the representations and warranties in Sections 2.1 through 2.25 made as of the date hereof, references to “Newco Employee” shall mean those individuals who are reasonably expected by Fox, as of the date hereof, to become “Newco Employees” within the meaning of the Employee Matters Agreement.

“Newco Financing Lenders” shall have the meaning set forth in the definition of “Newco Commitment Letter.”

“Newco Independent Contractor” shall have the meaning the form of Employee Matters Agreement attached to the Distribution Agreement as Exhibit C.

“Newco IP” shall have the meaning set forth in the Distribution Agreement.

“Newco Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, (a) is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition or results of operations of the A&S Business taken as a whole; provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Newco Material Adverse Effect: (i) conditions generally affecting the industry in which the A&S Business compete or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) do not have a disproportionate impact on the A&S Business taken as a whole, relative to other companies in the industry in which the A&S Business operate; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the A&S Business, taken as a whole, relative to other companies in the industry in which the A&S Business operates; (iii) changes in the trading price or trading volume of Fox Common Stock (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iv), (v), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Fox Common Stock may give rise to a Newco Material Adverse Effect and may be taken into account in determining whether a Newco Material Adverse Effect has occurred); (iv) changes in GAAP (or any interpretations of GAAP) or Legal Requirements applicable to the A&S Business, to the extent that such conditions do not have a disproportionate impact on the A&S Business taken as a whole, relative to other companies in the industry in which the A&S Business operates; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Newco Material Adverse Effect and may be taken into account in determining whether a Newco Material Adverse Effect has occurred); (vi) any stockholder or derivative litigation arising from or relating to this Agreement or the Contemplated Transactions; (vii) Effects resulting directly from the announcement or pendency of this Agreement or the Contemplated Transactions, including loss of employees, suppliers or customers (including changes in customer bidding procedures or testing or award or scope of survey and/or loss of customer orders or Contracts) and any related decrease in sales volume of Newco Products (it being

Exhibit A-13

understood that this clause (vii) shall not apply with respect to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences from this Agreement and the Contemplated Transactions); or (viii) any items disclosed on Section 2 of the Fox Disclosure Letter or (b) would prevent or materially impair Fox from complying with its obligations hereunder or consummating the Contemplated Transactions.

“Newco Owned Real Property” shall mean all Owned Real Property that is intended to be conveyed to Newco by Fox or its Subsidiaries pursuant to the Distribution Agreement as set forth on the Preliminary Plan or the Separation Plan as defined in Section 1.1 of the Distribution Agreement.

“Newco Product” shall mean any product or service (i) both (x) designed or developed and (y) sold; (ii) under development and substantially completed; or (iii) manufactured, sold or distributed, in each of the foregoing (i), (ii) and (iii), by or on behalf of the A&S Business or the A&S Companies as of the date of this Agreement, including the products listed in Section 2.8 of the Fox Disclosure Letter. The Newco Products under the foregoing clauses (i) and (ii) shall be referred to herein as the “Proprietary Newco Products.”

“Newco Transfer” shall have the meaning set forth in the Distribution Agreement.

“Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

“Order” shall mean any order, writ, injunction, judgment or decree of a Governmental Body of competent jurisdiction.

“Organizational Documents” shall mean (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto that is owned.

“Permitted Encumbrances” shall mean (i) any lien for current taxes not yet due and payable as of the Closing Date or that are being contested in good faith and for which appropriate reserves have been established to the extent required by GAAP; (ii) zoning, building codes and other land use Legal Requirements regulating the use or occupancy of any real property or the activities currently conducted thereon that are imposed by any Governmental Body; (iii) easements, covenants, conditions, restrictions and other similar matters of record affecting title to any real property that do not or would not materially impair the use or occupancy of such real property in the operation of the business as currently conducted thereon; (iv) licenses granted in the ordinary course of business; and (v) solely with respect to the A&S Companies, liens described in Section 2.6(a) of the Fox Disclosure Letter, and solely with respect to the Ainge Companies, liens described in Section 3.6 of the Ainge Disclosure Letter.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

Exhibit A-14

“Portescap” shall mean Fox’s Portescap operating company.

“Proprietary Newco Product” shall have the meaning set forth in the definition of “Newco Products.”

“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to Ainge’s stockholders in connection with the Ainge Stockholders’ Meeting.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, internet domain names and registered trademarks and all applications for any of the foregoing.

“Release” shall mean any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, disposing, or migrating into the environment, whether intentional or unintentional.

“Representatives” shall mean with respect to an Entity, the directors, officers, other employees, agents, attorneys, accountants, investment bankers, other advisors and representatives of such Entity.

“Required Ainge Financial Information” shall mean (A) pertinent information regarding Ainge as is customary to provide in connection with the Financings and (B) the following financial statements and other information, and other data (including MD&As) with respect to Ainge of the type required in a registration statement on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities at such time, and of the type (and with exceptions, including, without limitation, information required by Section 3.10 or 3-16 of Regulation S-X, compensation information and the preparation of pro forma financial statements) customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents (other than the portions thereof that are customarily provided by financing sources, including a description of the securities), to consummate a Rule 144A offering of senior unsecured notes, including (i) audited consolidated balance sheets and related statements of income, comprehensive income, stockholder’s equity and cash flows of Ainge and its consolidated subsidiaries for the fiscal years ended December 31, 2017, 2016 and 2015; (ii) quarterly financial statements for each fiscal quarter ending after the date of this Agreement and at least forty (40) days prior to the Closing (other than any fourth fiscal quarter); and (iii) annual and interim pro forma financial statements giving effect to the transactions contemplated hereby and other recent or probable material acquisitions (to the extent required in an S-1 Registration Statement) for the most recent annual and interim periods for which financial statements have been delivered pursuant to clause (B)(i) and (B)(ii) respectively, and for the twelve (12)-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to clause (B)(i) and (ii) hereof.

“Ruling” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Ruling Request” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom; (b) any Person located, organized or resident in a Sanctioned Territory; or (c) any Person directly or indirectly owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

Exhibit A-15

“Sanctions” means economic or financial sanctions, trade embargoes or anti-boycott laws or regulations imposed, administered or enforced from time to time by the U.S. government, including under the International Emergency Economic Powers Act (50 U.S. Code §§ 1701 et. seq.), the Trading with the Enemy Act (50 U.S.C. app. §§ 1 et. seq.), and the various sanctions programs and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Separation Plan” shall have the meaning set forth in the Distribution Agreement.

“Shared Information” shall mean (i) all Information provided by any of Fox or its Affiliates (including the A&S Companies) to any of Ainge or its Affiliates hereunder prior to the Effective Time, and (ii) any Information in the possession or under the control of Fox, Ainge or their respective Affiliates that relates to the operation of the A&S Business or any A&S Company prior to the Effective Time and that the requesting party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities and Legal Requirements) by a Governmental Body having jurisdiction over the requesting party; (B) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one party to this Agreement has against the other; (C) subject to the foregoing clause (B) above, to comply with its obligations under this Agreement; or (D) to the extent such Information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of Ainge, the A&S Companies or Fox and their respective Affiliates, as the case may be.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Tax” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Tax-Free Status of the Transactions” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Tax Matters Agreement” shall mean the Tax Matters Agreement in substantially the form attached to the Distribution Agreement as Exhibit A and revised as provided in the footnotes therein.

“Tax Return” shall have the meaning set forth in the form of Tax Matters Agreement attached to the Distribution Agreement as Exhibit A.

“Thomson” shall mean Fox’s Thomson operating company.

“Total Cap” shall have the meaning set forth Schedule E.

“Transaction Documents” shall mean this Agreement, the Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement and the IP License Agreement.

Exhibit A-16

“Transferable Permits” shall have the meaning set forth in the Distribution Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement in substantially the form attached to the Distribution Agreement as Exhibit B.

Other Defined Terms. In addition, each of the following terms shall have the meaning given to such term in the applicable Section of this Agreement listed opposite such term:

Term	Section
A&S Business Unaudited Financial Data	2.4(a)
A&S Company Returns	2.13(a)
A&S Top Customers	2.18(a)
A&S Top Suppliers	2.18(b)
Accounting Firm	5.13(c)
Additional Antitrust Consents	6.9
Adjustment Amount	1.16
Adjustment Excess	1.16
Adjustment Payment	1.16
Agreement	Preamble
Ainge	Preamble
Ainge Board Recommendation	5.2(b)
Ainge Certifications	3.4(a)
Ainge Change in Recommendation	5.2(b)
Ainge Company Returns	3.13(a)
Ainge Leased Real Property	3.7(b)
Ainge Material Contract	3.9(a)
Ainge Registered IP	3.8(a)
Ainge SEC Documents	3.4(a)
Ainge Share Amount Reduction	1.16
Ainge Stockholders’ Meeting	5.2(a)
Ainge Tax Opinion	6.7(a)
Ainge Termination Fee	8.3(b)
Ainge Top Customers	3.18(a)
Ainge Top Suppliers	3.18(b)
Alternative Commitment Letters	5.15(b)
Alternative Direct Sales Commitment Letter	5.15(a)
Alternative Direct Sales Financing	5.15(a)
Alternative Financing Agreements	5.15(c)
Alternative Financings	5.15(b)
Alternative Newco Commitment Letter	5.15(b)
Alternative Newco Financing	5.15(b)
Antitrust Filings	5.3(a)
Audited Financial Statements	5.13(a)
Bill of Sale	1.8(a)(i)
Burdensome Condition	5.3(c)
Cash Dividend	Recitals
Closing	1.7
Closing Date	1.7
Cravath	1.7

Exhibit A-17

Term	Section
D&O Indemnitee	5.18(a)
Debt Exchange	Recitals
Debt Exchange Parties	Recitals
Deferred Asset	1.6
Direct Sales	Recitals
Direct Sales Allocation Statement	1.4(b)
Direct Sales Financing Agreements	5.15(a)
Direct Sales Leased Real Property	2.7(b)
Direct Sales Purchase Price	1.4(a)
Direct Sales Review Period	1.4(c)
Dispute Notice	1.4(c)
EBITDA Statement	5.13(c)
EBITDA Statement Rejection Notice	5.13(c)
EBITDA Statement Review Period	5.13(c)
Effective Time	1.7
End Date	8.1(b)
Environmental Laws	2.15
Environmental Liabilities	2.15
Exchange Agent	1.11(b)
Exchange Fund	1.11(b)
FCPA	2.11(a)
Financing Agreement	5.15(b)
Financing Source Related Parties	8.3(i)
Financings	5.15(a)
Fox	Preamble
Fox Tax Opinion	7.8(a)
Fox Termination Fee	8.3(d)
Hazardous Materials	2.15
Hazardous Materials Event	2.15
Initial Receipt Period	5.2(a)
Intervening Event	5.2(c)(ii)
Merger	Recitals
Merger Sub	Preamble
Newco	Preamble
Newco Bridge Facility	5.15(f)
Newco Commitment Letter	5.15(b)
Newco Financing Agreements	5.15(b)
Newco Leased Real Property	2.7(b)
Newco Material Contract	2.9(a)
Newco Registered IP	2.8(a)
Newco Registration Statements	5.1(a)
Newco Securities	5.16(a)
Newco Unsecured Notes	5.15(f)
Notice Period	5.2(c)(i)
participate	5.12(c)
Permitted Alternative Financing	5.15(c)
Pre-Closing Period	4.1
Required A&S Financial Information	5.15(d)
Required Ainge Stockholder Vote	3.21

Exhibit A-18

Term	Section
Required Merger Sub Stockholder Vote	3.21
Schedule TO	5.1(a)
Shrink-Wrap	2.8(b)
Skadden	5.5(a)(v)
Surviving Corporation	1.1
Takeover Statute	2.20
Total Adjustment Amount	1.16

Exhibit A-19